UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BCE INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	4813	26-2663280
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

1, carrefour Alexander-Graham-Bell

Building A, 8th Floor

Verdun, Québec

Canada H3E 3B3

(514) 870-8777

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates, 850 Library Ave, Newark Delaware 19711, (302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Michel Lalande Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec Canada H3E 3B3	Donald R. Crawshaw, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares	7,467,313	N/A	$296,280,332.40	$38,160.91

(1)

Represents the maximum number of the Registrant’s common shares estimated to be issuable upon consummation of the exchange offer based on the best available information regarding the number of United States holders of common shares of Bell Aliant Inc. (“Bell Aliant”) as of June 13, 2014, or 15,628,533 common shares. As used in the table, $ means U.S.$.

(2)

Estimated solely for the purposes of calculating the registration fee in accordance with General Instruction IV.G of Form F-8. The registration fee has been calculated on the basis of (i) the market value of the common shares of Bell Aliant to be exchanged by the Registrant, or C$439,474,347.96, representing the product of the number of Bell Aliant common shares held by U.S. residents (15,628,533) and the average of the high (C$28.23) and low (C$28.01) prices of Bell Aliant common stock on the Toronto Stock Exchange, the primary trading market for such shares, on July 22, 2014, a date within 30 days of the filing date (ii) reduced, in accordance with General Instruction IV.G, by C$7.75 per share or C$121,121,130.75, the amount of cash to be paid out by the Registrant in connection with the Offer to U.S. residents and (iii) converted at the noon rate of exchange for July 22 as reported on by the Bank of Canada of U.S.$1=C$1.0745.

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $128.80 per $1.0 million of proposed maximum aggregate offering price.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer and Circular dated August 14, 2014 (the “Offer and Circular”).

2.	Informational Legends.

See page (i) (continuation of cover page) of the Offer and Circular dated August 14, 2014.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at BCE Inc., 1, carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec, Canada, H3E 3B3 or by telephone at (514) 786-8424.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular. References to web addresses in the Offer and Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, information on these websites is not part of the Offer and Circular or part of this Registration Statement.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. Frequently Asked Questions can be found on page 1 of this Offer and Circular.

If you have questions, please contact CST Phoenix Advisors, our information agent, by telephone at 1-866-822-1244 (Toll Free in North America) or 1-201-806-7301 (Collect Outside North America) or by email at inquiries@phoenixadvisorscst.com.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Common Shareholders in the United States should read the Notice to Common Shareholders in the United States on page (i) of this Offer and Circular.

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or by telephone: 1-514-786-8424, and are also available electronically on SEDAR at www.sedar.com.

August 14, 2014

BCE INC.

OFFER TO PURCHASE

all of the issued and outstanding Common Shares of

BELL ALIANT INC.

on a per share basis of, at the election of each holder of Common Shares:

(a) $31.00 in cash, subject to pro-ration (the “Cash Alternative”);

(b) 0.6371 of a BCE Inc. Common Share, subject to pro-ration (the “Share Alternative”); or

(c) $7.75 in cash and 0.4778 of a BCE Inc. Common Share (the “Cash and Share Alternative”)

BCE Inc. hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the “Common Shares”) of Bell Aliant Inc., other than Common Shares held by BCE Inc. and its Affiliates.

THE OFFER WILL BE OPEN FOR ACCEPTANCE FROM THE DATE HEREOF UNTIL 5:00 P.M. (EASTERN TIME) ON SEPTEMBER 19, 2014 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

Each Common Shareholder will be entitled to elect to receive either the Cash Alternative, the Share Alternative or the Cash and Share Alternative. A Common Shareholder who does not properly make an election will be deemed to have elected to receive the Cash and Share Alternative. The elections of the Common Shareholders electing the Cash Alternative or the Share Alternative will be subject to pro-ration as set forth herein. Common Shareholders electing the Cash and Share Alternative will not be subject to pro-ration. Pursuant to the terms of the Support Agreement, the regular quarterly dividend that would have been payable on the Common Shares on October 6, 2014 will not be declared by the Company. In addition, Common Shareholders who receive Offeror Common Shares pursuant to the Offer will not receive the Offeror’s third quarterly dividend declared on August 7, 2014 and payable on October 15, 2014 with regard to such Offeror Common Shares.

The Company Board (with the exception of the Interested Directors), upon the unanimous recommendation of the Company Special Committee made after consultation with its financial and legal advisors, has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates) and, accordingly, has unanimously recommended that Common Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

Common Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal and Election Form (printed on yellow paper) and tender it, together with the certificate(s) representing their Common Shares, in accordance with the instructions in the Letter of Transmittal and Election Form. Alternatively, Common Shareholders may accept the Offer by following the procedures for book-entry transfer or guaranteed delivery as described in Section 3 of the Offer, “Manner of Acceptance”. Common Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Common Shares directly with the Depositary.

Common Shareholders whose Common Shares are held in an account with an investment dealer, broker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

Questions and requests for assistance may be directed to the Depositary or the Information Agent. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

The Offeror, the Company and Bell Aliant Preferred Equity Inc. entered into a support agreement dated July 23, 2014, pursuant to which the Company has agreed to support the Offer. The Offeror entered into lock-up agreements dated July 23, 2014 with all of the directors (other than directors nominated by the Offeror) and executive officers of the Company, pursuant to which they have agreed to tender their Common Shares to the Offer. See Section 5 of the Circular, “Agreements Relating to the Offer”.

Based upon the volume weighted average price of the Offeror Common Shares for the ten trading days ending on July 22, 2014 of $48.66, the consideration offered pursuant to the Offer has a value of $31.00 per Common Share, which represents a valuation multiple of 8.3x LTM (last 12 months) Adjusted EBITDA and an 11.6% premium to the volume weighted average price of the Common Shares for the 20 trading days ending on July 22, 2014 of $27.78. Based upon the assumptions, limitations and qualifications set forth in the Valuation, Barclays was of the opinion that, as of July 22, 2014, the fair market value of the Common Shares was in the range of $27.00 to $31.50 per Common Share. Accordingly, the consideration offered to Common Shareholders pursuant to the Offer is within the highest quartile of Barclays’ valuation range. See Section 4 of the Circular, “Reasons to Accept the Offer”.

The Offer is subject to certain conditions described herein, including more than 50% of the Common Shares (calculated on a Fully-Diluted Basis) held by Common Shareholders who are not Interested Common Shareholders having been validly tendered under the Offer and having not been withdrawn. See Section 4 of the Offer, “Conditions of the Offer”. Subject to the provisions of the Support Agreement, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Common Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time.

The purpose of the Offer is to enable the Offeror to acquire all outstanding Common Shares that are not currently owned by the Offeror and its Affiliates. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Common Shares to acquire all of the Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Common Shares are tendered, a Compulsory Acquisition. See Section 24 of the Circular, “Acquisition of Common Shares not Deposited under the Offer”.

The Offeror Common Shares are trading on the TSX and the NYSE under the symbol “BCE”. The closing prices of the Offeror Common Shares on the TSX and the NYSE on August 7, 2014, were $48.57 and US$44.46 ($48.56, converted at the exchange rate of US$1.00 = $1.0922), respectively. The TSX has conditionally approved the listing of the Offeror Common Shares to be issued to Common Shareholders in connection with the Offer. In addition, the Offeror has filed a supplemental listing application to list those additional Offeror Common Shares on the NYSE. These listings are subject to the Offeror fulfilling all of the listing requirements of the TSX and the NYSE.

An investment in the Offeror Common Shares offered pursuant to the Offer involves certain risks. For a discussion of risk factors you should consider in evaluating the Offer, refer to Section 33 of the Circular, “Risk Factors”.

No person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Common Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Common Shareholders in any such jurisdiction.

The registered and head office of the Offeror is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th floor, Verdun, Québec, Canada, H3E 3B3.

Capitalized terms used in this cover page and not otherwise defined, have the meanings given to such terms in the accompanying Offer, Circular and Glossary.

NOTICE TO COMMON SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (a) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (b) that is conducted under applicable U.S. – Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and federal Law, and in accordance with Canadian provincial and federal corporate and takeover offer rules.

The Offeror has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 and other documents and information, and expects to mail this Offer and Circular to Common Shareholders concerning the Offer and the proposed acquisition of the Company. Pursuant to General Instruction V(D) of Form F-8, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Common Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Common Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Common Shareholders in the United States should be aware that the disposition of their Common Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Common Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 25 and “Certain United States Federal Income Tax Considerations” in Section 26 of the Circular.

The enforcement by Common Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Common Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Common Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

i

INFORMATION CONTAINED IN THE OFFER AND CIRCULAR

Certain information in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s or the Company’s profile at www.sedar.com, as applicable. Common Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or by telephone: 1-514-786-8424.

Information contained in this document concerning the Company and its Affiliates is based solely upon, and the Offeror Board has relied, without independent verification, exclusively upon information contained in publicly available documents or records of the Company and its Affiliates on file with Securities Regulatory Authorities and other public sources. While the Offeror Board has no reason to believe that such information is inaccurate or incomplete, the Offeror Board does not assume any responsibility for the accuracy or completeness of any such information contained therein, or information provided to the Offeror by the Company, or that was obtained from publicly available sources.

Information contained in this document is given as of August 7, 2014, unless otherwise specifically stated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities of Canada. Such documents are available under the Offeror’s profile at www.sedar.com. The Offeror is also subject to the reporting requirements of the Exchange Act and files annual and current reports with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The Offer, the Circular, including the documents incorporated by reference, and other sections of this document, contain forward-looking statements including, but not limited to, those relating to the Offer, information concerning the Company and the Offeror (and their respective Affiliates), and other statements that are not historical facts. Furthermore, certain statements made herein, including, but not limited to, those relating to the tax treatment of Common Shareholders, the satisfaction of the conditions to consummate the Offer, the process for obtaining the remaining Required Regulatory Approvals applicable to the Offer and other approvals, the expected Expiry Time, the expected sources for funding the cash component of the Offer, the estimated expenses of the Offers, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, the anticipated effect of the Offer and expected benefits of tendering Common Shares to the Offer, the Offeror’s dividend policy, and other statements that are not historical facts, are also forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on the Offeror’s current expectations, estimates and assumptions of anticipated future events and circumstances. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable Canadian Securities Laws. It is important to know that:

•

unless otherwise indicated, forward-looking statements in the Offer, the Circular and its appendices and other sections of this document, describe the Offeror’s expectations as at August 7, 2014 and, accordingly, are subject to change after such date;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of this document, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned against relying on these forward-looking statements; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

The Offeror made a number of assumptions in making forward-looking statements in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of this document. In particular, in making these statements, the Offeror has assumed, among other things, that the Offeror and/or the Company will receive the remaining Required Regulatory Approvals applicable to the Offer and that the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms.

Certain risk factors could cause actual results or events to differ materially from the results or events expressed or implied in the forward-looking statements in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of this document. For a discussion regarding such risks, see, in particular, the sections of the Circular entitled “Source of Funds”, “Purpose of the Offer and Plans for the Company”, “Certain Information Concerning the Securities of the Offeror”, “Regulatory Matters” and “Risk Factors”, as well as section 9, Business Risks, of the Annual MD&A and the other sections of the Annual MD&A referred to in such section 9, as updated in the Offeror’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in the Interim MD&A. The Offeror cautions you that the risks described in the above-mentioned sections and in the documents incorporated by reference are not the only ones that could affect the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. Except as otherwise indicated by the Offeror, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 7, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. The Offeror, therefore, cannot describe the expected impact in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about the Offeror and the Offer and its anticipated impacts.

v

FREQUENTLY ASKED QUESTIONS

The questions and answers below are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery. You are urged to read each of these documents carefully prior to making any decision regarding whether or not to tender your Common Shares. For ease of reference, cross-references are provided in this section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary.

Who is offering to purchase my Common Shares?

BCE Inc., Canada’s largest communications company, is making the Offer to purchase your Common Shares. BCE Inc. and its Affiliates already own 44.06% of the Common Shares of Bell Aliant Inc. and BCE Inc. is offering to acquire the remaining 55.94%. See Section 1 of the Circular, “The Offeror”.

What would I receive in exchange for my Common Shares?

You are entitled to elect to receive, for each Common Share you own, either:

•	$31.00 in cash (referred to as the Cash Alternative);

•	0.6371 of a BCE Inc. common share (referred to as the Share Alternative); or

•	$7.75 in cash and 0.4778 of a BCE Inc. common share (referred to as the Cash and Share Alternative).

The Cash and Share Alternative is the default election if you do not choose one of the other two options.

If you elect the Cash Alternative or the Share Alternative you may, depending on the number of Common Shares held by those holders electing those alternatives, be subject to pro-ration, meaning that you would receive a combination of cash and BCE Inc. common shares determined in the manner described in the Offer and Circular, so that the total consideration that BCE Inc. will pay is comprised of 25% in cash and 75% in BCE Inc. common shares. If you elect the Cash and Share Alternative, you will not be subject to pro-ration, meaning you are assured to receive $7.75 in cash and 0.4778 of a BCE Inc. common share for each Common Share you tender. See Section 1 of the Offer, “The Offer”.

Why should I accept the Offer?

The Offeror believes that the price being offered for your Common Shares is a full and fair price, and represents a premium valuation for your Common Shares that is in the highest quartile of the valuation range determined by the independent valuator. Additionally, a special committee consisting of the independent directors of Bell Aliant Inc., and its independent financial advisors, have concluded that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than BCE Inc. and its Affiliates). The board of directors of Bell Aliant Inc. (other than directors who are executives of BCE Inc.), upon the unanimous recommendation of the special committee made after consultation with its financial and legal advisors, is making the unanimous recommendation that you accept the Offer. The Offer also provides the opportunity for Bell Aliant Inc. common shareholders to acquire ownership in BCE Inc., a company with a diverse mix of growth assets, a strong track record of dividend growth and an investment-grade credit profile. See Section 4 of the Circular, “Reasons to Accept the Offer”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m. (Eastern time) on September 19, 2014 unless the Offer is withdrawn or extended by the Offeror.

How do I tender my Common Shares to the Offer?

If you are a registered shareholder (meaning that you have a physical certificate representing your Common Shares registered in your name), you must properly complete and execute the accompanying Letter of Transmittal and

Election Form (printed on YELLOW paper) and deposit it along with the certificate(s) representing your Common Shares and any other required documents at or prior to 5:00 p.m. (Eastern time) on September 19, 2014 in accordance with the instructions in the Letter of Transmittal and Election Form. If you cannot deposit your share certificate(s) in time, you can accept the Offer by following the procedures for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance”.

If your Common Shares are held in an account with an investment dealer, broker, bank, trust company or other nominee, you should contact your representative in order to tender Common Shares to the Offer. See Section 3 of the Offer, “Manner of Acceptance”.

How do I tender my Common Shares if I am a participant in Bell Aliant Inc.’s Employee Savings Plans?

If you hold Common Shares through Bell Aliant Inc.’s ESSP (for employees in the Atlantic Provinces) or the ESP (for employees in Ontario and Québec), you should refer to the instructions provided to you in order to accept the Offer, and you should note that an earlier deadline for tendering your Common Shares may apply.

How do I tender the Common Shares I hold through Bell Aliant Inc.’s Dividend Reinvestment Plan?

If you hold Common Shares in an account under Bell Aliant Inc.’s Dividend Reinvestment Plan, you should follow the instructions in the Letter of Transmittal and Election Form in order to tender those Common Shares to the Offer.

What if I have lost my Common Share certificate(s) but wish to tender my Common Shares to the Offer?

You should complete your Letter of Transmittal and Election Form as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to CST Trust Company (the Depositary). The Depositary will advise you of replacement requirements which must be completed and returned before the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance”.

What if I hold share certificates for Predecessor Entity Securities?

If you still hold certificates representing securities in one of Bell Aliant Inc.’s predecessors (including the Fund, Aliant, Bruncor, Island Tel, MT&T and NewTel), you may still accept the Offer by depositing the certificates representing those securities along with a properly completed Letter of Transmittal and Election Form prior to the Expiry Time.

Will I be able to withdraw previously tendered Common Shares?

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Deposited Common Shares”, all deposits of Common Shares pursuant to the Offer are irrevocable. Withdrawals completed in accordance with the procedures of Section 8 of the Offer will take effect only upon actual receipt by CST Trust Company of the properly completed and executed written or facsimile notice of withdrawal.

If I accept the Offer, when will I receive the consideration for my Common Shares?

If all of the conditions of the Offer are satisfied or waived by BCE Inc., BCE Inc. will take up Common Shares tendered to the Offer (and not withdrawn) within ten (10) calendar days after the Expiry Time and will pay for the Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Common Shares. Any Common Shares tendered to the Offer after the first date on which Common Shares have been taken up by BCE Inc. will be taken up and paid for not later than ten (10) calendar days after such tender.

If I decide not to tender, how will my Common Shares be affected?

If BCE Inc. takes up and pays for Common Shares under the Offer, BCE Inc. currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction, to acquire any

Common Shares not tendered. It is BCE Inc.’s current intention that the consideration to be offered for such Common Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered pursuant to the Offer. In connection with such a transaction, you may have dissent rights and the tax consequences may vary from those pursuant to the Offer.

What are some of the significant conditions to the Offer?

The Offer is subject to certain conditions described herein, including, among other things, more than 50% of the Common Shares (calculated on a Fully-Diluted Basis) held by the holders of Common Shares (other than the Offeror and its Affiliates and certain other Persons associated with the Offeror) having been validly tendered under the Offer and not having been withdrawn. There are no material regulatory approvals required that have not already been obtained. See Section 4 of the Offer, “Conditions of the Offer”.

What will happen if the conditions to the Offer are not satisfied?

If the conditions to the Offer are not satisfied, the Offeror will not be obligated to take up, accept for payment or pay for any Common Shares tendered to the Offer.

How does the Offer impact my dividends?

Pursuant to the terms of the Support Agreement, Bell Aliant Inc. has agreed to not declare the regular quarterly dividend that would have been payable on the Common Shares on October 6, 2014. See Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement”. In addition, if you accept the Offer and receive BCE Inc. common shares pursuant to the Offer, you will not receive BCE’s third quarterly dividend declared on August 7, 2014 and payable on October 15, 2014. If the Offer is not completed by December 15, 2014, Bell Aliant Inc. is entitled to declare dividends on the Common Shares in certain circumstances. See Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement”.

What are the Canadian federal income tax consequences of accepting the Offer?

If you are a resident of Canada and hold your Common Shares as capital property and you sell your Common Shares pursuant to the Offer, you will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such Common Shares exceed (or are less than) the total of your adjusted cost base of such Common Shares and any reasonable costs of disposition. However, if you are an Eligible Holder and you receive BCE Inc. common shares (whether pursuant to the Share Alternative, the Cash Alternative (in the event of pro-ration) or the Cash and Share Alternative) you may, depending upon your circumstances, obtain a full or partial tax-deferred “rollover” by making a joint election with BCE Inc. pursuant to subsection 85(1) of the Tax Act (and the corresponding provisions of any applicable provincial legislation). If you elect the Share Alternative and you receive only BCE Inc. common shares, you may in certain circumstances obtain an automatic tax-deferred “rollover” and also be entitled to make a joint election.

If you are not a resident of Canada you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Common Shares pursuant to the Offer, unless your Common Shares are “taxable Canadian property” and are not “treaty-protected property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Common Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

What are the U.S. federal income tax consequences of accepting the Offer?

The exchange of Common Shares for BCE Inc. common shares and/or cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. U.S. Holders of Common Shares generally will recognize a gain or loss equal to the difference, if any, between (a) the fair market value of any BCE Inc. common shares received in exchange for such Common Shares, measured in U.S. dollars, plus the U.S. dollar value of any cash received in exchange for such Common Shares and (b) such U.S. Holder’s adjusted tax basis in the Common Shares. Any gain or loss recognized upon the exchange generally will be treated as capital gain or loss.

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on exchange of Common Shares pursuant to the Offer unless the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of a sale of your Common Shares pursuant to the Offer, or a disposition of your Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction as described herein. For a brief summary of certain U.S. federal income tax consequences of accepting the Offer, see Section 26 of the Circular, “Certain United States Federal Income Tax Considerations”.

Who can I call with questions about the Offer or for more information?

Questions and requests for assistance concerning the Offer may be directed to the Depositary (CST Trust Company) at 1-866-271-6893 toll free in North America, or at 1-416-682-3860 outside of North America, or by e-mail at inquiries@canstockta.com, or to the Information Agent (CST Phoenix Advisors) at 1-866-822-1244 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@phoenixadvisorscst.com, or using the information found on the back page of this document.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. You should read the Offer and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary.

The Offer

The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares (including any Common Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities), other than Common Shares held by the Offeror and its Affiliates.

Each Common Shareholder will be entitled to elect to receive, for each Common Share held by such Common Shareholder, either the Cash Alternative, the Share Alternative or the Cash and Share Alternative. A Common Shareholder who does not properly make an election will be deemed to have elected to receive, for each Common Share held by such Common Shareholder, the Cash and Share Alternative. The elections of the Common Shareholders electing the Cash Alternative or the Share Alternative will, in each case, be subject to pro-ration as set forth herein. Common Shareholders electing (or deemed to be electing) the Cash and Share Alternative will not be subject to pro-ration. The consideration payable under the Offer to Cash Electing Common Shareholders and Share Electing Common Shareholders will be pro-rated on each Take-Up Date upon which the Offeror takes up or acquires Common Shares pursuant to the Offer as set forth in Section 12 of the Offer, “Pro-Rationing under the Offer”. Assuming that either all Common Shareholders tendered to the Cash Alternative or all Common Shareholders tendered to the Share Alternative, each Common Shareholder would be entitled to receive $7.75 in cash and 0.4778 of an Offeror Common Share for each Common Share tendered, subject to adjustment for fractional shares.

For greater certainty, if a Common Shareholder receives a combination of cash and share consideration for a Common Share pursuant to the Offer, in all circumstances, including those described in paragraphs (c) and (d) of Section 12 of the Offer, “Pro-Rationing under the Offer”, the Common Shareholder will be deemed to have received such cash and share consideration as consideration for the whole of the Common Share.

The closing price of the Common Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, was $28.19.

The closing prices of the Offeror Common Shares on the TSX and the NYSE on July 22, 2014, the last trading day prior to the announcement of the Offer, were $49.01 and US$45.68 ($49.08, converted at the exchange rate of US$1.00 = $1.0745), respectively.

In no event shall any Common Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Common Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, (a) the number of Offeror Common Shares to be received by such Common Shareholder shall be rounded down to the nearest whole Offeror Common Share and (b) in lieu of a fractional Offeror Common Share, such Common Shareholder shall receive a cash payment in Canadian dollars (rounded down to the nearest cent) equal to the product of the closing price of the Offeror Common Shares on the TSX on the Business Day immediately prior to the date upon which such fraction of an Offeror Common Share would otherwise be issued, multiplied by such fraction of an Offeror Common Share.

Common Shareholders who are Eligible Holders and who receive Offeror Common Shares and who wish to make the necessary joint tax election(s) with the Offeror to obtain a full or partial tax-deferred exchange for Canadian federal income tax purposes, must obtain information and instructions relating to the Tax Election at the Offeror’s website (www.bce.ca/investors). See Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The Offer is made only for Common Shares and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise the rights under such Convertible Securities to acquire Common Shares and tender the underlying Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Common Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities and Common Shares Subject to the ESP, the ESSP and the DRIP”.

The Offeror

The Offeror is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, high-speed Internet, Internet protocol television (IPTV) and satellite TV, local and long distance, business Internet protocol (IP)-broadband and information and communications technology (ICT) services. The Offeror reports the results of its operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell Canada is the largest local exchange carrier in Ontario and Québec, and is comprised of the Offeror’s Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that holds assets in TV, radio, digital media and out-of-home advertising. The Offeror is incorporated under the CBCA. The registered and head office of the Offeror is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3. See Section 1 of the Circular, “The Offeror”.

The Offeror and its Affiliates beneficially own 100,376,270 Common Shares, representing approximately 44.06% of the outstanding Common Shares. See Section 14 of the Circular, “Beneficial Ownership of and Trading in Securities – Beneficial Ownership”.

The Company

The Company is a regional telecommunications provider, serving a population of 5.3 million Canadians in the Atlantic provinces, as well as in rural and regional areas of Ontario and Québec. The Company provides a complete range of innovative communications, information and entertainment services, including voice, TV, internet, data, video, wireless, home security and value-added business solutions. The Company is the successor to the Fund which was created in 2006 by joining Bell Canada’s regional wireline business in Ontario and Québec, the Offeror’s indirect majority interest in NorthernTel, Limited Partnership and Télébec, Limited Partnership and Aliant’s wireline business in Atlantic Canada. On January 1, 2011, upon completion of a plan of arrangement, the Fund converted from an income trust structure to a corporate structure. The Company is incorporated under the CBCA. The Company’s registered and head office is located at 7 South, Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5.

Reasons to Accept the Offer

The Offeror believes that the Offer price of $31.00 per Common Share is a full and fair price for the Common Shares which it is seeking to purchase under the Offer. Common Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

•

Consideration within Highest Quartile of Independent Valuation Range.    The Company Special Committee engaged Barclays to prepare the Valuation in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Valuation, Barclays was of the opinion that, as of July 22, 2014, the fair market value of the Common Shares was in the range of $27.00 to $31.50 per Common Share. Accordingly, the consideration to be offered to Common Shareholders pursuant to the Offer is within the highest quartile of Barclays’ valuation range. The full text of the Valuation is attached as Appendix “A” to the Directors’ Circular and is also available under the Company’s profile on SEDAR at www.sedar.com. Common Shareholders should read the Valuation in its entirety.

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Unanimous Special Committee and Board Recommendation.    The Company Special Committee, following consultation with its financial and legal advisors, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), and (b) recommended the entering into of the Support Agreement and recommended that the Company Board recommend that Common Shareholders accept the Offer. The Company Board (with the exception of the Interested Directors), upon the recommendation of the

Company Special Committee, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), and (b) approved the entering into of the Support Agreement and the making of the unanimous recommendation that Common Shareholders accept the Offer.

•

Fairness Opinions.    The Company Special Committee engaged Barclays and Scotia to provide Fairness Opinions in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Fairness Opinions, Barclays and Scotia were of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates). The full text of the Barclays Fairness Opinion and the Scotia Fairness Opinion are attached as Appendix “A” and Appendix “B” to the Directors’ Circular, respectively. Common Shareholders should read each of the Fairness Opinions in its entirety.

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Immediate Premium to Common Shareholders.    Based upon the volume weighted average price of the Offeror Common Shares for the ten trading days ending on July 22, 2014 of $48.66, the consideration offered pursuant to the Offer has a value of $31.00 per Common Share, which represents a valuation multiple of 8.3x LTM (last 12 months) Adjusted EBITDA and an 11.6% premium to the volume weighted average price of the Common Shares for the 20 trading days ending on July 22, 2014 of $27.78, which the Offeror believes already incorporated an embedded premium reflecting the market’s expectation of the eventual privatization of the Company.

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Opportunity to Defer Canadian Taxation on Capital Gains.    Taxable Canadian Common Shareholders who receive Offeror Common Shares as consideration under the Offer will generally be entitled to a rollover to defer Canadian taxation on some or all capital gains from the disposition of their Common Shares (provided that, in certain cases, appropriate tax elections are made). See Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

•

No Financing Condition.    The Offer is not subject to a financing condition. The Offeror will pay for the cash portion of the consideration for the Common Shares from available sources of liquidity. See Section 8 of the Circular, “Source of Funds”.

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Liquidity of Consideration.    Under the Offer, Common Shareholders will receive cash and/or Offeror Common Shares listed on the TSX and NYSE, giving liquidity to Common Shareholders. Common Shareholders who receive Offeror Common Shares will benefit from the enhanced capital markets profile of the Offeror, which has greater trading liquidity and a more extensive presence in the capital markets than the Company.

•

Flexibility to Elect Cash and/or Offeror Common Shares.    Common Shareholders who wish to receive more cash will be entitled to elect to receive the Cash Alternative, and Common Shareholders who wish to receive more Offeror Common Shares will be entitled to elect to receive the Share Alternative, in each case subject to pro-ration as set forth herein.

•

Participation in the Future Performance of a Stronger Combined Entity.    Following completion of the Offer, existing Common Shareholders who receive Offeror Common Shares as consideration under the Offer will hold an ownership stake in Canada’s largest communications company and benefit from the Offeror’s earnings and dividend growth potential.

•

Support Agreement.    On July 23, 2014, the Offeror, the Company and Prefco entered into the Support Agreement pursuant to which the Parties agreed, among other things, to make the Offer and the Company agreed to support the Offer, upon and subject to the terms and conditions of the Support Agreement. See Section 5 of the Circular “Agreements Relating to the Offer — Support Agreement”.

•

Review of Alternatives.    The Company Board believes, after a thorough review and after receiving a report of the Company Special Committee based on, among other things, the advice of Barclays and Scotia and the recommendation of the Company Special Committee, that the immediate value offered to Common Shareholders under the Offer is more favourable to Common Shareholders than the potential value that might have resulted from the alternative of remaining a stand-alone entity and pursuing the Company’s existing strategy, taking into consideration the potential rewards, risks and uncertainties associated with that alternative.

•	No Prospect of Superior Proposal. The Company Board considered the fact there is no practical prospect of a competing offer to acquire the Common Shares given the Offeror’s control of the Company.

•

Likelihood of Completion.    The transactions contemplated in the Support Agreement are expected to be completed given the limited number of conditions necessary for the completion of the Offer (including the fact that there is no financing condition or financing required, or any remaining material regulatory approvals required) and the limited range of termination rights under the Support Agreement.

•

Arm’s Length Negotiations.    Active, arm’s length negotiations between the Company Special Committee and the Offeror resulted in the price of the Offer being increased. In addition, the terms and conditions of the Support Agreement, which were reviewed by the Company Special Committee in consultation with its legal advisors, Barclays and Scotia, were determined to be fair and reasonable and were the result of arm’s length negotiations between the Parties.

•

Second Stage Transaction.    After the Offeror has paid for Common Shares deposited to the Offer, the Support Agreement requires that the Offeror use all commercially reasonable efforts to acquire the balance of the Common Shares not deposited to the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction at a consideration per Common Share not less than the consideration per Common Share paid pursuant to the Offer.

•

Lock-Up Agreements.    The Locked-Up Shareholders have entered into Lock-Up Agreements pursuant to which, among other things, they have agreed to support the Offer and to deposit all of their Common Shares under the Offer in accordance with the terms of the Offer. The Locked-Up Shareholders hold approximately 0.057% of the outstanding Common Shares. See Section 5 of the Circular “Agreements Relating to the Offer – Lock-Up Agreements”.

Purpose of the Offer and Plans for the Company

The purpose of the Offer is to enable the Offeror to acquire all outstanding Common Shares that are not currently owned by the Offeror and its Affiliates. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Common Shares to acquire all of the Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Common Shares are tendered, a Compulsory Acquisition. See Section 10 of the Circular, “Purpose of the Offer and Plans for the Company”.

Following the completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to cause the Company to apply to the TSX to delist the Common Shares from trading. See Section 19 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company and Bell Aliant GP, a subsidiary of the Company, to cease to be reporting issuers or its equivalent under applicable Canadian Securities Laws.

Conditions of the Offer

The Offer is subject to certain conditions described herein, including, among other things, more than 50% of the Common Shares (calculated on a Fully-Diluted Basis) held by Common Shareholders who are not Interested Common Shareholders having been validly tendered under the Offer and having not been withdrawn. See Section 4 of the Offer, “Conditions of the Offer” for more information on these conditions and the other conditions of the Offer. Subject to the provisions of the Support Agreement, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Common Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time.

Time for Acceptance

The Offer is open for acceptance from the date hereof until the Expiry Time, being 5:00 p.m. (Eastern time) on September 19, 2014 unless the Offer is withdrawn or extended by the Offeror. The Expiry Time may be extended at the Offeror’s sole discretion. See Section 5 of the Offer, “Extension and Variation of the Offer”.

Manner of Acceptance

Common Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal and Election Form and tender it, or a manually signed facsimile thereof, together with certificate(s) representing their Common Shares and any other documents required by the Letter of Transmittal and Election Form, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Transmittal and Election Form. Detailed rules and instructions are contained in the Letter of Transmittal and Election Form. Alternatively, Common Shareholders may accept the Offer by: (a) following the procedures for book-entry transfer of the Common Shares described in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”; or (b) following the procedures for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery or a manually signed facsimile thereof, where the certificate(s) representing the Common Shares are not immediately available, or if the certificate(s) and all of the required documents cannot be provided to the Depositary before the Expiry Time. Common Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Common Shares directly with the Depositary.

Common Shareholders whose Common Shares are held in an account with an investment dealer, broker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

Take Up and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will take up Common Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of the Offer, “Right to Withdraw Deposited Common Shares”, not later than ten (10) calendar days after the Expiry Time and will pay for the Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Common Shares. Any Common Shares tendered to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender. See Section 6 of the Offer, “Take-Up and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Deposited Common Shares”, all deposits of Common Shares pursuant to the Offer are irrevocable.

Acquisition of Common Shares not Deposited Under the Offer

If, within 120 days after the date of the Offer, the Offeror takes up and pays for 90% or more of the outstanding Common Shares under the Offer, other than Common Shares held on the date of the Offer by or on behalf of the Offeror and its Affiliates, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Common Shares by way of a Compulsory Acquisition for consideration per Common Share not less than the consideration paid by the Offeror under the Offer.

If, within 120 days after the date of the Offer, the Offeror and its Affiliates hold more than 66 2/3%, but less than 90%, of the outstanding Common Shares (calculated on a Fully-Diluted Basis), including Common Shares held on the date of the Offer by or on behalf of the Offeror and its Affiliates, or if a Compulsory Acquisition is not available to the Offeror, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Common Shares by way of a Subsequent Acquisition Transaction for consideration per Common Share not less than the consideration paid by the Offeror under the Offer, and the Company has agreed to effect such Subsequent Acquisition Transaction.

See Section 24 of the Circular, “Acquisition of Common Shares not Deposited under the Offer”.

Recommendation of the Company Board

The Company Board (with the exception of the Interested Directors), upon the unanimous recommendation of the Company Special Committee made after consultation with its financial and legal advisors, and the receipt of a report of the Company Special Committee based on, among other things, the Valuation and Fairness Opinions, and based on its review and evaluation of the Offer on the terms set forth in the Support Agreement, has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates) and, accordingly, has unanimously recommended that Common Shareholders accept the Offer and tender their Common Shares to the Offer. For further information on the deliberations of the Company Board and related matters, see Section 3 of the Circular, “Background to the Offer”. For copies of the Valuation and Barclays Fairness Opinion and the Scotia Fairness Opinion, see Appendix “A” and Appendix “B” to the Directors’ Circular, respectively.

Support Agreement

On July 23, 2014, the Offeror agreed to make, and the Company agreed to support, the Offer, subject to the terms and conditions set forth in the Support Agreement. See Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement”.

Lock-Up Agreements

The Offeror has entered into the Lock-Up Agreements with all of the directors (other than directors nominated by the Offeror) and executive officers of the Company, pursuant to which, among other things, they have agreed to tender their Common Shares to the Offer in accordance with the terms of the Offer. See Section 5 of the Circular, “Agreements Relating to the Offer – Lock-Up Agreements”.

Regulatory Matters

The Offeror’s obligation to take up and pay for Common Shares tendered under the Offer is conditional upon all Required Regulatory Approvals applicable to the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably. See Section 23 of the Circular, “Regulatory Matters”. These approvals include the Competition Act Clearance and the approvals of the TSX and NYSE to list the Offeror Common Shares.

The TSX has conditionally approved the listing of the Offeror Common Shares to be issued to Common Shareholders in connection with the Offer. The Offeror has also filed a supplemental listing application to list those additional Offeror Common Shares on the NYSE. These listings are subject to the Offeror fulfilling all of the listing requirements of the TSX and the NYSE.

The Competition Act Clearance was obtained on August 5, 2014. Accordingly, other than customary listing requirements of the TSX and NYSE, all Required Regulatory Approvals have been obtained in order to complete the Offer.

Certain Canadian Federal Income Tax Considerations

A Common Shareholder who is a resident of Canada, who holds Common Shares as capital property and who sells such shares pursuant to the Offer will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such shares exceed (or are less than) the total of the adjusted cost base to the Common Shareholder of such shares and any reasonable costs of disposition. However, a Common Shareholder who is an Eligible Holder and who receives Offeror Common Shares (whether pursuant to the Share Alternative, the Cash Alternative (in the event of pro-ration) or the Cash and Share Alternative) may, depending on the circumstances, obtain a full or partial tax-deferred “rollover” by making a joint election with the Offeror in prescribed form pursuant to subsection 85(1) or, where the Common Shareholder is a partnership, subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial legislation). A Common Shareholder who elects the Share Alternative and who receives only Offeror Common Shares may in certain circumstances obtain an automatic tax-deferred “rollover” and is also entitled to make a joint election.

A Common Shareholder who is not a resident of Canada generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of such Common Shareholder’s Common Shares pursuant to the Offer unless such Common Shares are “taxable Canadian property” and are not “treaty-protected property” of such Common Shareholder.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Common Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

The exchange of Common Shares for Offeror Common Shares and/or cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. U.S. Holders of Common Shares generally will recognize gain or loss equal to the difference, if any, between (a) the fair market value of any Offeror Common Shares received in exchange for such Common Shares, measured in U.S. dollars, plus the U.S. dollar value of any cash received in exchange for such Common Shares and (b) such U.S. Holder’s adjusted tax basis in the Common Shares. Any gain or loss recognized upon the exchange generally will be treated as capital gain or loss.

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on exchange of Common Shares pursuant to the Offer unless the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 26 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Common Shareholder will depend in part on such Common Shareholder’s circumstances. Accordingly, Common Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax laws.

See Section 26 of the Circular, “Certain United States Federal Income Tax Considerations”.

Risk Factors

An investment in the Offeror Common Shares and the Offer are subject to certain risks. In assessing the Offer, Common Shareholders should carefully consider the risks described in the Circular and in the documents incorporated herein by reference. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. See Section 33 of the Circular, “Risk Factors”.

Soliciting Dealer Group

The Offeror may retain one or more dealer managers to form a soliciting dealer group to solicit acceptances of the Offer.

No fee or commission will be payable by any Common Shareholder who transmits Common Shares directly to the Depositary or who makes use of the services of a soliciting dealer to accept the Offer.

See Section 34 of the Circular, ‘‘Soliciting Dealer Group’’.

Depositary and Information Agent

The Offeror has engaged CST Trust Company to act as the Depositary for the Offer. The Depositary may contact Common Shareholders by mail, telephone and facsimile and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Common Shares. The Depositary will facilitate book-entry only transfers of Common Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has also retained CST Phoenix Advisors to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance may be directed to the Depositary or Information Agent for the Offer using the contact information on the back page of the Circular.

Unaudited Pro Forma Consolidated Financial Statements

Common Shareholders should refer to Annex A to the Circular for the unaudited pro forma consolidated statement of financial position of the Offeror as at June 30, 2014 and the unaudited pro forma consolidated income statements of the Offeror for the six-month period ended June 30, 2014 and the year ended December 31, 2013, giving effect to (a) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Offer, and (b) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Offer and the proposed acquisition of all outstanding Preferred Shares under the Preferred Share Exchange Offer, in each case, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s, the Company’s and Prefco’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offers will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offers have been excluded from such unaudited pro forma consolidated financial statements. Common Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

THE OFFER

The accompanying Circular is incorporated into and forms part of the Offer and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in this Offer and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

August 14, 2014

TO:    THE HOLDERS OF COMMON SHARES OF BELL ALIANT INC.

1.	THE OFFER

The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares (including any Common Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities), other than Common Shares held by the Offeror and its Affiliates.

Each Common Shareholder will be entitled to elect to receive, for each Common Share held by such Common Shareholder, either the Cash Alternative, the Share Alternative or the Cash and Share Alternative. A Common Shareholder who does not properly make an election will be deemed to have elected to receive, for each Common Share held by such Common Shareholder, the Cash and Share Alternative. The elections of the Common Shareholders electing the Cash Alternative or the Share Alternative will, in each case, be subject to pro-ration as set forth herein. Common Shareholders electing (or deemed to be electing) the Cash and Share Alternative will not be subject to pro-ration. The consideration payable under the Offer to Common Shareholders electing the Cash Alternative (the “Cash Electing Common Shareholders”) and Common Shareholders electing the Share Alternative (the “Share Electing Common Shareholders”) will be pro-rated on each date (a “Take-Up Date”) upon which the Offeror takes up or acquires Common Shares pursuant to the Offer as set forth in Section 12 of this Offer, “Pro-Rationing under the Offer”. Assuming that either all Common Shareholders tendered to the Cash Alternative or all Common Shareholders tendered to the Share Alternative, each Common Shareholder would be entitled to receive $7.75 in cash and 0.4778 of an Offeror Common Share for each Common Share tendered, subject to adjustment for fractional shares.

For greater certainty, if a Common Shareholder receives a combination of cash and share consideration for a Common Share pursuant to the Offer, in all circumstances, including those described in paragraphs (c) and (d) of Section 12 of the Offer, “Pro-Rationing under the Offer”, the Common Shareholder will be deemed to have received such cash and share consideration as consideration for the whole of the Common Share.

The closing price of the Common Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offer, was $28.19.

The closing prices of the Offeror Common Shares on the TSX and the NYSE on July 22, 2014, the last trading day prior to the announcement of the Offer, were $49.01 and US$45.68 ($49.08, converted at the exchange rate of US$1.00 = $1.0745), respectively.

In no event shall any Common Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Common Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, (a) the number of Offeror Common Shares to be received by such Common Shareholder shall be rounded down to the nearest whole Offeror Common Share and (b) in lieu of a fractional Offeror Common Share, such Common Shareholder shall receive a cash payment in Canadian dollars (rounded down to the nearest cent) equal to the product of the closing price of the Offeror Common Shares on the TSX on the Business Day immediately prior to the date upon which such fraction of an Offeror Common Share would otherwise be issued, multiplied by such fraction of an Offeror Common Share.

Common Shareholders who are Eligible Holders and who receive Offeror Common Shares and who wish to make the necessary joint tax election(s) with the Offeror to obtain a full or partial tax-deferred exchange for Canadian federal income tax purposes, must obtain information and instructions relating to the Tax Election at the Offeror’s website (www.bce.ca/investors). See Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The Offer is made only for Common Shares and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise the rights under such Convertible Securities to acquire Common Shares and tender the underlying Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Common Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities and Common Shares Subject to the ESP, the ESSP and the DRIP”.

The accompanying Circular, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.	TIME FOR ACCEPTANCE

The Offer is open for acceptance from the date hereof until 5:00 p.m. (Eastern time) on September 19, 2014 unless the Offer is withdrawn or extended by the Offeror (the “Expiry Time”). The Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of this Offer, “Extension and Variation of the Offer”.

3.	MANNER OF ACCEPTANCE

Letter of Transmittal and Election Form

The Offer may be accepted by Common Shareholders by depositing the following documents with the Depositary at any one of the offices specified in the Letter of Transmittal and Election Form no later than the Expiry Time:

(a)	certificate(s) representing the Common Shares for which the Offer is accepted;

(b)	an executed copy of the Letter of Transmittal and Election Form, in the form accompanying the Offer, or a manually signed facsimile thereof; and

(c)	any other relevant documents required by the rules set out in the Letter of Transmittal and Election Form.

The Offer may also be accepted by registered holders (“Predecessor Entity Holders”) of units of Bell Aliant Regional Communications Income Fund (the “Fund”) and shares of Aliant Inc. (“Aliant”), Bruncor Inc. (“Bruncor”), Island Telecom Inc. (“Island Tel”), Maritime Telegraph and Telephone Company, Limited (“MT&T”) and NewTel Enterprises Limited (“NewTel”) of the classes listed in the table below (collectively, the “Predecessor Entity Securities”, which certificates representing Predecessor Entity Securities shall be deemed to represent Common Shares for purposes of the Letter of Transmittal and Election Form, equal to the rate of exchange identified in the table below) in connection with the Offer.

Predecessor Entity Name	Rate of Exchange to Common Shares
Fund	1.000 Common Shares for 1.000 Fund units
Aliant	1.000 Common Shares for 1.000 Aliant common share
Bruncor	1.011 Common Shares for 1.000 Bruncor common share
Island Tel	1.000 Common Shares for 1.000 Island Tel common share
MT&T (common shares)	1.667 Common Shares for 1.000 MT&T common share
MT&T (7% preferred shares)	0.605 Common Shares for 1.000 MT&T 7% preferred share
NewTel	1.567 Common Shares for 1.000 NewTel common share

Except where the context otherwise requires, any reference in the Offer and Circular and the Letter of Transmittal and Election Form to certificates representing Common Shares shall be deemed to include certificates representing Predecessor Entity Securities and any reference to Common Shareholders shall be deemed to include Predecessor Entity Holders.

CDS Participants should contact the Depositary with respect to the tender of their Common Shares under the Offer. CDS will be issuing instructions to its participants as to the method of tendering such Common Shares to the Offer. No fee or commission will be payable by Common Shareholders who tender their Common Shares to the Offer directly to the Depositary.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal and Election Form.

Common Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificate(s) for Common Shares may deposit certificate(s) representing Common Shares pursuant to the procedure for guaranteed delivery described below.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal and Election Form if:

(a)	the Letter of Transmittal and Election Form is signed by the registered owner of the Common Shares exactly as the name of the registered Common Shareholder appears on the share certificate(s) deposited therewith, and the consideration to be received by such registered Common Shareholder pursuant to the Offer is to be delivered directly to such registered Common Shareholder; or

(b)	Common Shares are tendered for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution. If a certificate representing Common Shares is registered in the name of a person other than a signatory of a Letter of Transmittal and Election Form or if the consideration to be received pursuant to the Offer is to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

The method of delivery of Common Shares, the Letter of Transmittal and Election Form, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the tendering Common Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificate(s) for Common Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificate(s) for such Common Shares by the Depositary.

A Common Shareholder who wishes to tender Common Shares to the Offer and whose Common Shares are registered in the name of an investment dealer, broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such Common Shares to the Offer.

Procedure for Guaranteed Delivery

If a Common Shareholder wishes to accept the Offer and either: (a) the certificate(s) representing such Common Shareholder’s Common Shares are not immediately available; or (b) such Common Shareholder cannot deliver the certificate(s) and Letter of Transmittal and Election Form to the Depositary by the Expiry Time, those Common Shares may nevertheless be tendered to the Offer provided that all of the following conditions are met:

(i)	such tender is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution (or to the extent provided in paragraph (iii) below, hand delivered to the Halifax, Nova Scotia office of the Depositary);

(ii)	a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario (or is hand delivered to the Halifax, Nova Scotia office of the Depositary), at or before the Expiry Time; and

(iii)	the certificate(s) representing the Deposited Common Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal and Election Form (or a manually signed facsimile thereof), relating to such Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal and Election Form, and all other documents required by such Letter of Transmittal and Election Form, are received at the Toronto, Ontario office (or are hand delivered to the Halifax, Nova Scotia office) of the Depositary by 5:00 p.m. (Eastern time) on or before the third trading day on the TSX after the Expiry Time.

If a Common Shareholder delivers a Notice of Guaranteed Delivery in respect of Common Shares deposited with a subsequent Letter of Transmittal and Election Form, the election (or deemed election) made in the Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in such subsequent Letter of Transmittal and Election Form.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario (or may be delivered by hand to the Depositary at its office in Halifax, Nova Scotia), and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and Election Form and accompanying certificate(s) and other required documents to any office other than the Toronto, Ontario office (or by hand delivery to the Halifax, Nova Scotia office) of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

Common Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Common Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Common Shareholders, through their respective CDS Participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and Election Form and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Common Shareholders whose Common Shares are registered in the name of an investment dealer, broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer.

Common Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of the Circular.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Common Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Common Shares determined by it not to be in proper form, or the issue of Offeror Common Shares and payment of cash in respect of which may, in the opinion of the Offeror’s legal counsel, be unlawful. The Offeror also reserves the absolute right to, in its sole discretion and subject to the terms of the Support Agreement, waive: (a) any of the conditions of the Offer; or (b) any defect or irregularity in any deposit of Common Shares. No deposit of Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Common Shares or in making payments to any person on account of Common Shares accepted for exchange pursuant to the Offer.

Dividends and Distributions; Liens

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Common Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Common Shareholder irrevocably assigns to the Offeror, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of a Common Shareholder in and to the Common Shares identified in the Letter of Transmittal and Election Form delivered to the Depositary (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares, including any and all dividends, distributions, payments, securities, property or other interests excluding the Permitted Common Share Dividend (collectively, “Distributions”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after July 23, 2014, including any dividends, distributions or payments on such Distributions.

If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of a Common Shareholder, then: (a) in the case of any cash dividend, distribution or payment, the amount of the dividend, distribution or payment shall be received and held by a Common Shareholder for the account of the Offeror until the Offeror pays for such Common Shares and to the extent that such dividend, distribution or payment does not exceed the cash consideration per Common Share payable by the Offeror to such Common Shareholder pursuant to the Offer, the cash consideration per Common Share payable by the Offeror to such Common Shareholder pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of any non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by such Common Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Common Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the cash consideration per Common Share payable by the Offeror to such Common Shareholder pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by a Common Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Common Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. The declaration or payment of any such dividend, distribution or payment may have tax consequences not discussed in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 26 of the Circular, “Certain United States Federal Income Tax Considerations”. Common Shareholders should consult their own tax advisors in respect of any such dividend, distribution or payment.

Power of Attorney

An executed Letter of Transmittal and Election Form (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer into the Depositary’s accounts with CDS) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares covered by the Letter of Transmittal and Election Form or book-entry transfer (which Common Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Common Shareholder with respect to the Purchased Securities. The Letter of Transmittal and Election Form or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Common Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of the Company; (b) for so long as any Purchased Securities are registered or recorded in the name of such Common Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Common Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Common Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of the Company; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Common Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Common Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Common Shareholder accepting the Offer under the terms of the Letter of Transmittal and Election Form revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Common Shareholder at any time with respect to the Purchased Securities. The Common Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Purchased Securities by or on behalf of the depositing Common Shareholder unless the Purchased Securities are not taken up and paid for under the Offer. A Common Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities taken up and paid for under the Offer at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Common Shares and not to exercise any or all of the other rights or privileges attached to such Purchased Securities, or otherwise act with respect thereto. The Common Shareholder accepting the Offer agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Securities. Such Common Shareholder further agrees to designate in any such instruments of proxy, the person or persons specified by the Offeror as the proxyholder of the Common Shareholder in respect of all or any such Purchased Securities.

Further Assurances

A Common Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal and Election Form to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Common Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Common Shareholder and the Offeror, effective immediately following the Offeror taking up Common Shares deposited by such Common Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Common Shareholder that: (a) the person signing the Letter of Transmittal and Election Form or on whose behalf a book-entry transfer is made, owns the Deposited Common Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions being tendered to the Offer; (b) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person; (c) the deposit of the Deposited Common Shares and Distributions complies with applicable Law; and (d) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	CONDITIONS OF THE OFFER

Subject to the provisions of the Support Agreement, the Offeror shall have the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Common Shares tendered to the Offer) and shall not be required to take up, purchase or pay for, any Common Shares tendered to the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the Required Regulatory Approvals applicable to the Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(b)	the Company Board shall not have withdrawn, or changed, modified or qualified in a manner adverse to the Offeror, its unanimous recommendation (with the exception of any Interested Directors) that the Common Shareholders accept the Offer;

(c)	more than 50% of the Common Shares (calculated on a Fully-Diluted Basis) held by Common Shareholders who are not Interested Common Shareholders shall have been validly tendered under the Offer and shall not have been withdrawn (the “Minimum Tender Condition”);

(d)	the Offeror shall have determined in its reasonable judgment that (i) no act, action, suit or proceeding shall have been taken, commenced or threatened before or by any Governmental Entity or by any elected or appointed public official or private Person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law shall have been proposed, enacted, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares; or

(B)	which, if the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares) were consummated, would reasonably be expected to have a Material Adverse Effect on the Company; or

(C)	seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of the Company or its Subsidiaries or to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries as a result of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares);

(e)	all representations and warranties of the Company set forth in the Support Agreement shall be true and correct in all respects (without regard to any materiality or “Material Adverse Effect” qualifications contained therein), as if made on and as of the Expiry Time (except to the extent that such representations and warranties speak to an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), unless the failure of such representations and warranties to be so true and correct, would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole, and the Company has delivered a certificate confirming same to the Offeror, executed by two senior officials of the Company (in each case without personal liability) addressed to the Offeror and dated as of the date on which the Expiry Time occurs;

(f)	the Company shall have complied with all covenants and obligations in all material respects that are to be complied with under the Support Agreement at or prior to the Expiry Time, and the Company has delivered a certificate confirming same to the Offeror, executed by two senior officials of the Company (in each case without personal liability) addressed to the Offeror and dated the date on which the Expiry Time occurs;

(g)	a Material Adverse Effect shall not have occurred with respect to the Company and its Subsidiaries, taken as a whole; and

(h)	the Support Agreement shall not have been terminated with respect to the Offer, and no event shall have occurred that, with notice or lapse of time or both, gives the Offeror the right to terminate the Support Agreement with respect to the Offer.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Notwithstanding the foregoing, the Support Agreement restricts the Offeror’s ability to amend certain terms and conditions of the Offer without the prior written consent of the Company.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and provide a copy of such notice to the TSX, and to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Common Shareholders and holders of Convertible Securities in the manner set forth in Section 9 of this Offer, “Notice and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Common Shares tendered to the Offer.

Any determination by the Offeror concerning any event or other matter described in the foregoing conditions of this Section 4 will be final and binding upon all parties.

5.	EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance until the Expiry Time, unless the Offer is withdrawn or is extended by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law), to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable Law, by giving notice in writing to the Depositary at its principal office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Common Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Offeror Common Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Common Shareholders (and holders of Convertible Securities, as applicable) as required by applicable Securities Laws at their respective addresses appearing in the share register of the Company. In addition, the Offeror will provide a copy of such notice to the TSX and the applicable Securities Regulatory Authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. The Support Agreement restricts the Offeror’s ability to amend certain terms and conditions of the Offer without the prior written consent of the Company. See Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement”.

During any extension of the Offer, all Common Shares previously tendered and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer, “Right to Withdraw Deposited Common Shares”. An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 4 of this Offer, “Conditions of the Offer”.

Under applicable Securities Laws, if there is a variation in the terms of the Offer, the period during which Common Shares may be tendered to the Offer will not expire before ten (10) days after the date that the notice of variation has been delivered.

6.	TAKE-UP AND PAYMENT FOR DEPOSITED COMMON SHARES

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of this Offer, “Conditions of the Offer”), the Offeror will take up Common Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of this Offer, “Right to Withdraw Deposited Common Shares”, not later than ten (10) calendar days after the Expiry Time and will pay for the Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Common Shares. Any Common Shares tendered to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender.

Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares pursuant to the Offer if any condition specified in Section 4 of this Offer, “Conditions of the Offer” is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any Law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Common Shares validly tendered and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Common Shares pursuant to the Offer at its principal office in Toronto, Ontario.

The Offeror will pay for Common Shares validly tendered to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and electronically delivering Offeror Common Shares for transmittal to depositing Common Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary, to Persons depositing Common Shares, regardless of any delay in making payment for those shares. No physical certificate(s) for Offeror Common Shares will be issued to Common Shareholders. A Direct Registration System statement (a “DRS Statement”) will be delivered by the Depositary along with a cheque, if applicable, for any cash portion of the consideration to be received by Common Shareholders pursuant to the Offer. Offeror Common Shares will be held in the name of the applicable Common Shareholders and registered electronically in the Offeror’s records.

The Depositary will act as the agent of the Persons who have tendered Common Shares in acceptance of the Offer for the purposes of receiving payment under the Offer and transmitting that payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by those Persons who have properly deposited Common Shares pursuant to the Offer.

Settlement with each Common Shareholder who has validly tendered and not validly withdrawn Common Shares under the Offer will be made upon the Depositary forwarding:

(a)	if applicable, the DRS Statement(s) for the Offeror Common Shares to which such Common Shareholder is entitled; and

(b)	if applicable, a cheque for an amount in Canadian dollars to which such Common Shareholder is entitled.

Subject to the foregoing and unless otherwise directed by the Letter of Transmittal and Election Form, the DRS Statement(s) and cheque will be issued in the name of the registered Common Shareholder of the Common Shares so tendered. Unless the person depositing the Common Shares instructs the Depositary to hold the DRS Statement(s) representing the Offeror Common Shares and cheques for pick-up by checking the appropriate box in the Letter of Transmittal and Election Form, the DRS Statement(s) and cheque will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal and Election Form. If no such address is specified, the DRS Statement(s) and cheque will be sent to the address of the Common Shareholder as shown on the securities register maintained by or on behalf of the Company. DRS Statements and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Common Shareholder.

No Offeror Common Shares will be delivered to any person who is, or appears to the Offeror or the Depositary to be, a resident of any other foreign country unless such Offeror Common Shares may be lawfully delivered to such foreign country without further action by the Offeror. If the Offeror Common Shares cannot be lawfully delivered to such foreign country without further action, such Offeror Common Shares will be delivered by the Depositary to a broker retained for the purpose of effecting a sale on behalf of residents of such other foreign countries. Such persons will receive their pro rata share of the cash proceeds from the sale of such Offeror Common Shares, less commission and applicable withholding tax.

If any Deposited Common Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Common Shares than are tendered, certificate(s) for unpurchased Common Shares will be returned, at the Offeror’s expense, to the depositing Common Shareholder as soon as it is practicable following the Expiry Time or the termination or withdrawal of the Offer. Unless otherwise directed in the Letter of Transmittal and Election Form, certificate(s) representing unpurchased Common Shares will be forwarded to the address of the registered Common Shareholder as shown on the securities register maintained by or on behalf of the Company or by crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the unpurchased Common Shares.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to a Common Shareholder in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with a Common Shareholder involving a payment in excess of $25 million will be made only in accordance with wire transfer instructions provided by the Common Shareholder to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the Common Shareholder promptly following the Expiry Time for the purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the Common Shareholder of wire transfer instructions will not entitle the Common Shareholder to interest or other compensation in addition to the amounts to which the Common Shareholder is entitled pursuant to the Offer.

Common Shareholders tendering Common Shares will not be required to pay any fee or commission if they accept the Offer by tendering their Common Shares directly with the Depositary.

7.	RETURN OF DEPOSITED COMMON SHARES

If any Deposited Common Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, they will be returned, at the Offeror’s expense, to the depositing Common Shareholder as soon as is practicable following the Expiry Time or the termination or withdrawal of the Offer. Unless otherwise directed in the Letter of Transmittal and Election Form, certificate(s) representing unpurchased Common Shares will be forwarded to the address of the registered Common Shareholder as shown on the securities register maintained by or on behalf of the Company or by crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the unpurchased Common Shares.

8.	RIGHT TO WITHDRAW DEPOSITED COMMON SHARES

Except as otherwise stated in this Section 8, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Common Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Common Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror;

(b)	at any time before the expiration of ten (10) calendar days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, which change is one that would reasonably be expected to affect the decision of a Common Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Common Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares pursuant to the Offer where the Expiry Time is not extended for a period greater than ten (10) calendar days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities and only if such Deposited Common Shares have not been taken up by the Offeror at the date of the notice; or

(c)	at any time after three (3) Business Days from the date the Offeror takes up the Common Shares, if such Common Shares have not been paid for by the Offeror.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Common Shares. Any such notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy of such notice; (b) be signed by or on behalf of the person who signed the Letter of Transmittal and Election Form (or Notice of Guaranteed Delivery) that accompanied the Common Shares to be withdrawn; (c) specify the number of Common Shares to be withdrawn, the name of the registered Common Shareholder and the certificate number shown on the share certificate(s) representing each Common Share to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit for the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Common Shareholder exactly as the name of the registered Common Shareholder appears on the certificate(s) representing Common Shares deposited with the Letter of Transmittal and Election Form or if the Common Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Common Shares tendered to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 3 of this Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Common Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Common Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of this Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Common Shares and Distributions, and such Common Shares may not be withdrawn except to the extent that depositing Common Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Law.

9.	NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Common Shareholders (and to registered holders of Convertible Securities) if it is mailed by prepaid first class mail to the registered Common Shareholders at their respective addresses appearing in the appropriate registers maintained by the Company in respect of the Common Shares and will be deemed, unless otherwise specified by applicable Law, to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Common Shareholders and notwithstanding any interruption of mail service in Canada following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of mail service in Canada, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by Law, if post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Common Shareholders if: (a) it is given to the TSX for dissemination through its facilities; (b) if it is published once in the National Edition of The Globe and Mail or the National Post; or (c) it is given to the Marketwire News Wire Service for dissemination through its facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery will be mailed to registered Common Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list of the Company, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Common Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal and Election Form or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal and Election Form or Notice of Guaranteed Delivery, as applicable.

10.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular or the Letter of Transmittal and Election Form, any relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Toronto, Ontario until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under Section 6 of this Offer, “Take-Up and Payment for Deposited Common Shares”, any relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Common Shareholder at the office of the Depositary in Toronto, Ontario. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 9 of this Offer, “Notice and Delivery”.

11.	CHANGES IN CAPITALIZATION

If, on or after the date of the Offer, the Company should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue, grant or sell any securities that are convertible into or exchangeable or exercisable for Common Shares or other rights to purchase Common Shares, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of this Offer, “Conditions of the Offer”, make such adjustments to the consideration to be received by Common Shareholders pursuant to the Offer or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

12.	PRO-RATIONING UNDER THE OFFER

Common Shareholders electing (or deemed to be electing) the Cash and Share Alternative will not be subject to pro-ration. The consideration payable under the Offer to Cash Electing Common Shareholders and Share Electing Common Shareholders will be pro-rated on each Take-Up Date upon which the Offeror takes up or acquires Common Shares pursuant to the Offer, as follows:

(a)	the aggregate amount of cash that the Offeror will pay as consideration for Common Shares (the “Pro-Ration Common Shares”) to be acquired from Cash Electing Common Shareholders and the Share Electing Common Shareholders pursuant to the Offer on any Take-Up Date shall be equal to the product of (i) the number of such Pro-Ration Common Shares, multiplied by (ii) $7.75 (the “Take-Up Date Pro-Ration Cash Portion”);

(b)	the aggregate number of Offeror Common Shares that the Offeror will issue as consideration for Pro-Ration Common Shares pursuant to the Offer on any Take-Up Date shall be equal to the product of (i) the number of such Pro-Ration Common Shares, multiplied by (ii) 0.4778 (the “Take-Up Date Pro-Ration Share Portion”);

(c)

if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Cash Electing Common Shareholders exceeds the Take-Up Date Pro-Ration Cash Portion: (i) each Share

Electing Common Shareholder will receive, for each Common Share to be taken up on such Take-Up Date, the Share Alternative; and (ii) each Cash Electing Common Shareholder will receive, for each Common Share to be taken up on such Take-Up Date: (A) an amount of cash (the “Pro-Rated Cash Amount”) equal to the quotient obtained by dividing (1) the Take-Up Date Pro-Ration Cash Portion, by (2) the number of Pro-Ration Common Shares held by the Cash Electing Common Shareholders to be taken up on such Take-Up Date; and (B) a fraction of an Offeror Common Share equal to 0.6371 multiplied by the quotient obtained by dividing (1) $31.00 minus the Pro-Rated Cash Amount, by (2) $31.00; and

(d)	if, on any Take-Up Date, the number of Offeror Common Shares that would otherwise be issuable to Share Electing Common Shareholders exceeds the Take-Up Date Pro-Ration Share Portion: (i) each Cash Electing Common Shareholder will receive, for each Common Share to be taken up on such Take-Up Date, the Cash Alternative; and (ii) each Share Electing Common Shareholder will receive, for each Common Share to be taken up on such Take-Up Date: (A) a fraction of an Offeror Common Share (the “Pro-Rated Share Amount”) equal to the quotient obtained by dividing (1) the Take-Up Date Pro-Ration Share Portion, by (2) the number of Pro-Ration Common Shares held by all Share Electing Common Shareholders to be taken up on such Take-Up Date; and (B) an amount of cash equal to $31.00 multiplied by the quotient obtained by dividing (1) 0.6371 minus the Pro-Rated Share Amount, by (2) 0.6371.

For greater certainty, if a Common Shareholder receives a combination of cash and share consideration for a Common Share pursuant to the Offer, in all circumstances, including those described in paragraphs (c) and (d) above, the Common Shareholder will be deemed to have received such cash and share consideration as consideration for the whole of the Common Share.

13.	COMMON SHARES NOT DEPOSITED UNDER THE OFFER

The purpose of the Offer is to enable the Offeror to acquire all outstanding Common Shares that are not currently owned by the Offeror and its Affiliates. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Common Shares to acquire all of the Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Common Shares are tendered, a Compulsory Acquisition, as discussed in Section 24 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

14.	MARKET PURCHASES

As of the date hereof, the Offeror does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire beneficial ownership of any Common Shares other than under the terms of the Offer. However, under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, as applicable, the Offeror may purchase Common Shares other than under the terms of the Offer provided:

(a)	such intention is stated in a news release issued and filed at least one (1) Business Day prior to making such purchases;

(b)	the aggregate number of Common Shares beneficially acquired does not exceed 5% of the outstanding Common Shares as of the date of the Offer;

(c)	the purchases are made in the normal course through the facilities of the TSX;

(d)	the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX on each day in which Common Shares have been purchased; and

(e)	the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their respective agents.

In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSX until the third clear trading day following the date of the Offer.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

For the purposes of this Section 14, the “Offeror” includes the Offeror and any Person acting jointly or in concert with the Offeror.

15.	OTHER TERMS OF THE OFFER

No broker, investment dealer or other Person (including the Depositary, the Information Agent or any dealer manager) has been authorized to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, Circular and Letter of Transmittal and Election Form and, if any such representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates, the Depositary, the Information Agent or any dealer manager for the purposes of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns in respect thereof to the non-exclusive jurisdiction of the courts of the Province of Ontario.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits of Common Shares be accepted from or on behalf of) Common Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Common Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery, the validity (including of receipt) of any acceptance of the Offer and any withdrawal of Common Shares, including the satisfaction or non-satisfaction of any condition, and reserves the right to reject any and all deposits which the Offeror determines not to be in proper form or that may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Common Share and the accompanying documents or any particular Common Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent, any dealer manager or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

The Offer and the accompanying Circular together constitute the take-over bid circular required under applicable Securities Laws with respect to the Offer. Common Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: August 14, 2014

BCE INC.

(signed) GEORGE A. COPE
President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated August 14, 2014 by the Offeror to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Common Shares, including those Common Shares that may become outstanding upon the exercise, conversion or exchange of Convertible Securities, other than Common Shares held by the Offeror and its Affiliates. The terms and provisions of the Offer, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Capitalized terms used in this Circular and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

1.	THE OFFEROR

The Offeror is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, high-speed Internet, Internet protocol television (IPTV) and satellite TV, local and long distance, business Internet protocol (IP)-broadband and information and communications technology (ICT) services. The Offeror reports the results of its operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell Canada is the largest local exchange carrier in Ontario and Québec, and is comprised of the Offeror’s Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that holds assets in TV, radio, digital media and out-of-home advertising.

The Offeror is incorporated under the CBCA. The registered and head office of the Offeror is located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3.

For the year ended December 31, 2013, the Offeror had total operating revenues of approximately $20.4 billion and net earnings of approximately $2.4 billion.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Common Shareholders who receive Offeror Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction will become shareholders of the Offeror. Additional information with respect to the Offeror Common Shares is set forth in Section 12 of the Circular, “Certain Information Concerning Securities of the Offeror”.

For further information regarding the Offeror, refer to the Offeror’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference in Section 32 of this Circular, “Documents Incorporated by Reference”. Further information regarding the Offeror may also be obtained from the Offeror’s filings with the SEC by visiting the SEC’s website at www.sec.gov.

2.	THE COMPANY

The Company is a regional telecommunications provider, serving a population of 5.3 million Canadians in the Atlantic provinces, as well as in rural and regional areas of Ontario and Québec. The Company provides a complete range of innovative communications, information and entertainment services, including voice, TV, internet, data, video, wireless, home security and value-added business solutions. The Company is the successor to the Fund which was created in 2006 by joining Bell Canada’s regional wireline business in Ontario and Québec, the Offeror’s indirect majority interest in NorthernTel, Limited Partnership and Télébec, Limited Partnership and Aliant’s wireline business in Atlantic Canada. On January 1, 2011, upon completion of a plan of arrangement, the Fund converted from an income trust structure to a corporate structure (the “Conversion”).

The Company is incorporated under the CBCA. The Company’s registered and head office is located at 7 South, Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5.

For further information regarding the Company, refer to the Company’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com.

3.	BACKGROUND TO THE OFFER

The Offeror is the Company’s largest shareholder and holds, together with its Affiliates, 100,376,270 Common Shares, representing 44.06% of the issued and outstanding Common Shares. In 2006, when the former Aliant converted to an income trust (Bell Aliant Regional Communications Income Fund) and Aliant exchanged its wireless operations for Bell Canada’s regional wireline operations in Ontario and Québec, the parties entered into a securityholders’ agreement which gave the Offeror the right to appoint a majority of the directors of Bell Aliant GP for so long as it owns, directly or indirectly, more than 30% of the Common Shares and certain commercial agreements between Bell Canada and Bell Aliant LP are in place, and to nominate a majority of the directors of the Company in the same circumstances. This agreement (now the Securityholders’ Agreement) gives the Offeror effective control over the Company and its Subsidiaries.

Since the conversion of the Company from an income trust to a corporation on January 1, 2011, the Offeror has periodically evaluated alternatives with respect to its relationship with, and interest in, the Company (including a privatization) and senior management of the Offeror first discussed such alternatives with the Company’s independent directors in mid-2012. At that time, a special committee of the Company Board was formed and retained Barclays and Scotia as financial advisors. However, the 2012 discussions among the Offeror and the Company and its financial advisors, including on value and other matters, did not culminate in a privatization of the Company for a variety of reasons and discussions ended in the Fall of 2012.

In March of 2014, the Offeror Board authorized the Offeror to acquire all of the outstanding Common Shares not already owned by the Offeror. The Offeror engaged BMO Capital Markets and RBC Capital Markets as its financial advisors, and Goodmans and Sullivan & Cromwell as its Canadian and U.S. legal advisors, respectively, in connection with the Offers.

In May of 2014, proposed terms of the Offers were reviewed with the Offeror Board and, on June 11, 2014, the Offeror delivered a proposal to the independent directors of the Company with a non-binding proposal that the Offeror would offer to acquire all of the outstanding Common Shares not already owned by it (the “Proposal”).

The Proposal provided that the Offeror would be prepared to make an offer to the Common Shareholders to acquire the Common Shares not owned by the Offeror for $30.00 per Common Share, with the aggregate cash amount payable by the Offeror representing 25% of the transaction value and the aggregate share amount representing 75% of the transaction value. In addition, as part of the Proposal, the Company indicated it would be prepared to make a concurrent offer to exchange all of the outstanding Preferred Shares for preferred shares of the Offeror having substantially similar financial terms. The Proposal provided that the Offeror would make the offer to acquire Common Shares by way of tender offer and that the Company and Prefco would enter into a support agreement with the Offeror in that regard. The Proposal further provided that the offer for the Common Shares would be conditional on the unanimous support of the Company Board, more than 50% of the Common Shares held by Common Shareholders being tendered, and other customary conditions, and that the offer for Common Shares would not be conditional on completion of the concurrent exchange offer for Preferred Shares. The letter indicated that the Proposal was not conditional on due diligence or obtaining external financing.

On June 13, 2014, the Company Board established the Company Special Committee to consider the Proposal. The Company Special Committee and the Company engaged Blakes to serve as legal counsel. The Company Special Committee retained Barclays as its financial advisor with responsibility to, among other things, prepare and deliver to the Company Special Committee a formal valuation of the Common Shares and one or more written opinions as to the adequacy or fairness, from a financial point of view, of the consideration offered to Common Shareholders pursuant to the Proposal or any variation thereof. In retaining Barclays, the Company Special Committee, based in part on certain representations made to it by Barclays, concluded that Barclays was independent and qualified to provide a formal valuation of the Common Shares and provide a fairness opinion with respect to the Proposal. The Company Special Committee also retained Scotia as its financial advisor with responsibility to, among other things, prepare and deliver to the Company Special Committee one or more written opinions as to the adequacy or fairness, from a financial point of view, of the consideration offered to Common Shareholders pursuant to the Proposal or any variation thereof.

The Company Special Committee met as a committee seven times in June and July 2014, in person or by telephone. The Company Special Committee undertook a review of the Proposal and obtained the advice of its legal and financial advisors for such purpose. Each of Barclays and Scotia provided regular updates to the Company Special Committee with respect to its progress and the various methodologies and assumptions utilized in its respective determination of the fair market value range of the Common Shares in connection with the preparation of their opinions.

On June 27, 2014, the Company Special Committee met to discuss the progress Barclays and Scotia had made on the Valuation and Fairness Opinions, and to consider the response to the Proposal. Barclays presented the results of its initial financial analysis, which included a preliminary valuation range indicating that the value of the Common Shares was in the range of $27.00 to $31.50 per share. Accordingly, this indicated that the consideration proposed to be offered to Common Shareholders was above the mid-point of the Valuation range.

On July 11, 2014, the Company Special Committee delivered a letter to the Offeror indicating, among other things, that it was of the view that the offer price of $30.00 per Common Share, although within the valuation range provided by Barclays, and fair from a financial point of view, was low relative to premiums provided in other precedent related party take-over transactions but that it would be prepared to consider supporting a transaction at a higher offer price and that provided Common Shareholders with other benefits.

On July 15, 2014, Representatives of the Offeror met with the Company Special Committee to discuss the Proposal and the Company Special Committee’s response. At this meeting, the Offeror indicated it would be prepared to offer a price of $30.50 to acquire all of the Common Shares of the Company not already owned by it, on substantially the same terms as outlined in the Proposal.

On July 16, 2014, Representatives of the Offeror met again with representatives of the Company Special Committee during which the Company Special Committee indicated that they would be prepared to recommend the Offer at a price of $31.00 per Common Share. The Offeror indicated that it would be willing to agree to this price, subject to the Company not declaring its regularly scheduled dividend payable on October 6, 2014 and the negotiation of a mutually acceptable definitive support agreement.

On July 17, 2014, following discussions between Representatives of the Offeror and members of the Company Special Committee, the Offeror and the Company Special Committee prepared a non-binding memorandum of understanding to reflect terms of a possible transaction between them which included, among other things, that (a) the Proposal would be amended to reflect an Offer at $31.00 per Common Share, (b) Common Shareholders would be permitted to elect to receive cash or Offeror Common Shares subject to the total consideration being paid by the Offeror consisting of a maximum of 75% in Offeror Common Shares and 25% in cash with Common Shareholders having the ability to make a joint election with the Offeror under section 85(1) of the Tax Act, (c) the Company would agree that the Company Board would not approve the declaration of the regular quarterly dividend that would otherwise be payable on October 6, 2014 to Common Shareholders of record on September 15, 2014 (and, given the anticipated timing of the Offer, Common Shareholders would not receive the Offeror’s third quarter dividend declared on August 7, 2014 and payable on October 15, 2014), and (d) the Company Special Committee would positively recommend a revised proposal based on the advice of Barclays and Scotia and subject to the ability to change such recommendation in compliance with its members’ fiduciary duties.

The Parties continued to negotiate the terms of the Support Agreement over the period of July 18 to 20, 2014.

On July 21, 2014, the Company Special Committee met to receive an update from Blakes and representatives of the Company’s management regarding the substance and status of negotiations of the Support Agreement and related documentation, and to discuss the outstanding issues and provide direction with respect to such negotiations. On July 21 and 22, 2014, individual members of the Company Special Committee and the advisors held informal conferences on a regular basis to discuss these matters.

On July 22, 2014, the Offeror Board met to approve the revised terms of the Offers and the Support Agreement and related documentation.

At a meeting of the Company Special Committee held on July 22, 2014, the Company Special Committee received the oral opinions (subsequently confirmed in writing), as of July 22, 2014, of each of Barclays and Scotia that the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Common

Shares (other than the Offeror and its Affiliates). Barclays also expressed the view that the consideration would be within the high end of its value range of $27.00 to $31.50. The Company Special Committee unanimously resolved to recommend to the Company Board that the Company Board recommend that the Common Shareholders accept the Offer. The Special Committee also reviewed the general terms of the Support Agreement and, subject to the comments of the Special Committee (including determining the basis for calculating the price of the Offeror Common Shares for the purposes of calculating the exchange ratio), unanimously resolved to recommend that the Company Board authorize the Company to enter into the Support Agreement subject to the final terms being agreed between the Parties.

At a meeting of the Company Board on the evening of July 22, 2014, the Company Board received the recommendations from the Company Special Committee that the Company Board recommend that the Common Shareholders accept the Offer and authorize the Company to enter into the Support Agreement. Mr. Reevey, the chairman of the Company Special Committee, reported to the Company Board that the Company Special Committee had received oral opinions (subsequently confirmed in writing) from each of Barclays and Scotia that as of July 22, 2014 the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), and that Barclays had also expressed the view that the consideration would be within the highest quartile of the Valuation range. With Mr. Cope, Ms. Turcotte, Mr. Vanaselja and Mr. Watson (members of the Company Board who are also officers of BCE) declaring their respective interests and abstaining, the Company Board resolved, with all other members of the Company Board voting in favour of the resolution, to recommend that Common Shareholders accept the Offer and authorized the entering into of the Support Agreement.

As part of the discussions on July 16 and 17, 2014, the Offeror’s management confirmed to the Company Special Committee that it intended to offer to exchange the outstanding Preferred Shares for newly issued preferred shares of the Offeror having financial terms which are the same as those of the Prefco Preferred Shares. The terms of the Offeror Preferred Shares to be offered in exchange for Prefco Preferred Shares were reviewed by the advisors to the Prefco Special Committee and determined to have the same financial terms as the applicable series of Prefco Preferred Shares. This was reported to the Company Special Committee on the evening of July 21, 2014. Meetings of the Prefco Special Committee and Prefco Board were held on July 22, 2014, concurrently with meetings of the Company Special Committee and Company Board, to receive the opinion of Scotia that the consideration to be received under the Preferred Share Exchange Offer is fair, from a financial point of view, to the Preferred Shareholders. The Prefco Board (with the nominees of the Offeror abstaining), on the recommendation of the Prefco Special Committee, unanimously resolved to recommend that Preferred Shareholders accept the Preferred Share Exchange Offer and authorized the entering into by Prefco of the Support Agreement.

Over the balance of the evening of July 22, 2014, Representatives of the Offeror and the Company Special Committee, the Company and Prefco finalized the terms of the Support Agreement and, effective 12:01 a.m. Eastern time on July 23, 2014, executed the Support Agreement. Prior to the open of markets on July 23, 2014, the Offeror and the Company issued a joint press release announcing the Offer, the support of the Offer by the Company Special Committee and the Company Board, the support of the Preferred Share Exchange Offer by the Prefco Special Committee and Prefco Board, and the entering into of the Support Agreement by the Company and Prefco.

4.	REASONS TO ACCEPT THE OFFER

The Offeror believes that the Offer price of $31.00 per Common Share is a full and fair price for the Common Shares which it is seeking to purchase under the Offer. Common Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

Consideration within Highest Quartile of Independent Valuation Range

The Company Special Committee engaged Barclays to prepare the Valuation in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Valuation, Barclays was of the opinion that, as of July 22, 2014, the fair market value of the Common Shares was in the range of $27.00 to $31.50 per Common Share. Accordingly, the consideration to be offered to Common Shareholders pursuant to the Offer is within the highest quartile of Barclays’ valuation range. The full text of the Valuation is attached as Appendix “A” to the Directors’ Circular and is also available under the Company’s profile on SEDAR at www.sedar.com. Common Shareholders should read the Valuation in its entirety.

Unanimous Special Committee and Board Recommendation

The Company Special Committee, following consultation with its financial and legal advisors, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), and (b) recommended the entering into of the Support Agreement and recommended that the Company Board recommend that Common Shareholders accept the Offer. The Company Board (with the exception of the Interested Directors), upon the recommendation of the Company Special Committee, has unanimously: (a) determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates), and (b) approved the entering into of the Support Agreement and the making of the unanimous recommendation that Common Shareholders accept the Offer.

Fairness Opinions

The Company Special Committee engaged Barclays and Scotia to provide Fairness Opinions in connection with the Offer. Based upon the assumptions, limitations and qualifications set forth in the Fairness Opinions, Barclays and Scotia were of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates). The full text of the Barclays Fairness Opinion and the Scotia Fairness Opinion are attached as Appendix “A” and Appendix “B” to the Directors’ Circular, respectively. Common Shareholders should read each of the Fairness Opinions in its entirety.

Immediate Premium to Common Shareholders

Based upon the volume weighted average price of the Offeror Common Shares for the ten trading days ending on July 22, 2014 of $48.66, the consideration offered pursuant to the Offer has a value of $31.00 per Common Share, which represents a valuation multiple of 8.3x LTM (last 12 months) Adjusted EBITDA and an 11.6% premium to the volume weighted average price of the Common Shares for the 20 trading days ending on July 22, 2014 of $27.78, which the Offeror believes already incorporated an embedded premium reflecting the market’s expectation of the eventual privatization of the Company.

Opportunity to Defer Canadian Taxation on Capital Gains

Taxable Canadian Common Shareholders who receive Offeror Common Shares as consideration under the Offer will generally be entitled to a rollover to defer Canadian taxation on some or all capital gains from the disposition of their Common Shares (provided that, in certain cases, appropriate tax elections are made). See Section 25 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

No Financing Condition

The Offer is not subject to a financing condition. The Offeror will pay for the cash portion of the consideration for the Common Shares from available sources of liquidity. See Section 8 of this Circular, “Source of Funds”.

Liquidity of Consideration

Under the Offer, Common Shareholders will receive cash and/or Offeror Common Shares listed on the TSX and NYSE, giving liquidity to Common Shareholders. Common Shareholders who receive Offeror Common Shares will benefit from the enhanced capital markets profile of the Offeror, which has greater trading liquidity and a more extensive presence in the capital markets than the Company.

Flexibility to Elect Cash and/or Offeror Common Shares

Common Shareholders who wish to receive more cash will be entitled to elect to receive the Cash Alternative, and Common Shareholders who wish to receive more Offeror Common Shares will be entitled to elect to receive the Share Alternative, in each case subject to pro-ration as set forth herein.

Participation in the Future Performance of a Stronger Combined Entity

Following completion of the Offer, existing Common Shareholders who receive Offeror Common Shares as consideration under the Offer will hold an ownership stake in Canada’s largest communications company and benefit from the Offeror’s earnings and dividend growth potential.

Support Agreement

On July 23, 2014, the Offeror, the Company and Prefco entered into the Support Agreement pursuant to which the Parties agreed, among other things, to make the Offer and the Company agreed to support the Offer, upon and subject to the terms and conditions of the Support Agreement. See Section 5 of this Circular “Agreements Relating to the Offer – Support Agreement”.

Review of Alternatives

The Company Board believes, after a thorough review and after receiving a report of the Company Special Committee based on, among other things, the advice of Barclays and Scotia and the recommendation of the Company Special Committee, that the immediate value offered to Common Shareholders under the Offer is more favourable to Common Shareholders than the potential value that might have resulted from the alternative of remaining a stand-alone entity and pursuing the Company’s existing strategy, taking into consideration the potential rewards, risks and uncertainties associated with that alternative.

No Prospect of Superior Proposal

The Company Board considered the fact there is no practical prospect of a competing offer to acquire the Common Shares given the Offeror’s control of the Company.

Likelihood of Completion

The transactions contemplated in the Support Agreement are expected to be completed given the limited number of conditions necessary for the completion of the Offer (including the fact that there is no financing condition or financing required, or any remaining material regulatory approvals required) and the limited range of termination rights under the Support Agreement.

Arm’s Length Negotiations

Active, arm’s length negotiations between the Company Special Committee and the Offeror resulted in the price of the Offer being increased. In addition, the terms and conditions of the Support Agreement, which were reviewed by the Company Special Committee in consultation with its legal advisors, Barclays and Scotia, were determined to be fair and reasonable and were the result of arm’s length negotiations between the Parties.

Second Stage Transaction

After the Offeror has paid for Common Shares deposited to the Offer, the Support Agreement requires that the Offeror use all commercially reasonable efforts to acquire the balance of the Common Shares not deposited to the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction at a consideration per Common Share not less than the consideration per Common Share paid pursuant to the Offer.

Lock-Up Agreements

The Locked-Up Shareholders have entered into Lock-Up Agreements pursuant to which, among other things, they have agreed to support the Offer and to deposit all of their Common Shares under the Offer in accordance with the terms of the Offer. The Locked-Up Shareholders hold approximately 0.057% of the outstanding Common Shares. See Section 5 of this Circular “Agreements Relating to the Offer – Lock-Up Agreements”.

5.	AGREEMENTS RELATING TO THE OFFER

Mutual Confidentiality Agreement

The Offeror and the Company entered into the Confidentiality Agreement dated as of July 11, 2014 pursuant to which each party agreed, subject to certain exceptions, to treat confidentially and not disclose, and to cause its representatives to treat confidentially and not disclose, any confidential information made available to it in connection with the Offers.

Support Agreement

Pursuant to the Support Agreement, the Offeror agreed to make or cause to be made, and the Company agreed to support, the Offer, subject to the conditions set forth therein. The following is a summary of the principal terms of the Support Agreement. It does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement filed by the Company with the applicable Securities Regulatory Authorities and available on SEDAR at www.sedar.com.

Company Approval of the Offer

The Company has represented to the Offeror that the Company Board (with the exception of the Interested Directors) has unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates).

Representations and Warranties of the Company and Prefco

The Company and Prefco made customary representations and warranties in the Support Agreement, including those in respect of the following matters: (a) organization and qualification; (b) ownership of Subsidiaries; (c) corporate authorization; execution and binding obligation; (d) absence of conflict or breach; required filings and consents; (e) capitalization; (f) Securities Laws matters; (g) financial statements; (h) absence of Material Adverse Effect; (i) disclosure controls and internal control over financial reporting; (j) undisclosed liabilities; (k) shareholder and similar agreements; (l) litigation; (m) compliance with applicable Law; (n) brokers; (o) restrictions on business activities; (p) rights of other Persons; (q) licenses; (r) material contracts; (s) labour matters; (t) employees; (u) tax matters; (v) intellectual property; (w) leased property; (x) personal property; (y) insurance; (z) non-Arm’s Length transactions; (aa) books and records; (bb) residence; (cc) certain U.S. Securities Laws matters; and (dd) Employee Plans.

Representations and Warranties of the Offeror

The Offeror made customary representations and warranties in the Support Agreement, including those in respect of the following matters: (a) organization; (b) corporate authorization; execution and binding obligation; (c) absence of conflict or breach; required filings and consents; (d) Securities Laws matters; (e) financial statements; (f) absence of Material Adverse Effect; (g) disclosure controls and internal control over financial reporting; (h) undisclosed liabilities; (i) litigation; (j) employee plans of the Offeror; (k) availability of funds; (l) authorized capital of the Offeror; (m) stock exchange compliance; (n) Common Share and Preferred Share ownership; (o) residence; (p) eligibility to file Form F-8 under the U.S. Securities Act of 1933, as amended; and (q) the Investment Canada Act (Canada).

Covenants by the Company and Prefco

The Company and Prefco have agreed to, among other things: (a) conduct their respective businesses, and the Company shall cause its Subsidiaries to conduct their respective businesses, and not to take any action except, in the Ordinary Course and in a manner substantially consistent with past practice and in compliance with applicable Law; and (b) use commercially reasonable efforts, and the Company shall cause its Subsidiaries to use commercially reasonable efforts, to cooperate with the Offeror in structuring, planning and preparing any transaction and take such actions as are necessary to carry out any reorganization (including for tax purposes) of their respective capital, assets and corporate structure as the Offeror may reasonably require, provided, however, that no such transaction or reorganization will be undertaken unless (i) the Offeror has made the Offer, (ii) the effectiveness thereof shall only occur immediately prior to the Offeror taking up the Common Shares under the Offer (but following the Offeror publicly announcing its intention to do so), (iii) it shall not materially impede, delay or prevent completion of the Offer or the Preferred Share Exchange Offer or any Required Regulatory Approvals, (iv) it will not, in the opinion of the Company and Prefco, acting reasonably, prejudice the Common Shareholders, the Preferred Shareholders or the holders of accrued entitlements under the Employee Plans, (v) no such transaction or reorganization will occur unless it is permitted under and in compliance with applicable Law (including the CBCA), the articles of incorporation, limited partnership agreement and other constating documents of the Company, Prefco or such Subsidiary, as applicable, and the Preferred Share Agreements, and (vi) no such transaction or reorganization will occur unless it is permitted under and in compliance with existing Material Contracts of the Company and its Subsidiaries, or any required consents under such Material Contracts are obtained, and provided further that no such actions will be considered to constitute a breach of the covenants, representations or warranties of the Support Agreement.

The Company has agreed to, and will cause each of its Subsidiaries to: (a) use commercially reasonable efforts to satisfy the conditions of the Offer set forth in the Support Agreement, to the extent the same are within its control and not take any action or enter into any transaction, which would, or would reasonably be expected to (i) cause any such condition to become incapable of satisfaction, or (ii) render the transactions contemplated by the Support Agreement incapable of completion or materially more difficult to complete; (b) promptly notify the Offeror orally and in writing of (i) the occurrence of any Material Adverse Effect relating to the Company and its Subsidiaries, taken as a whole, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same are being contemplated), or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would be reasonably likely to (A) cause any of the representations of the Company contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (B) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Expiry Time; (c) use commercially reasonable efforts to make or cooperate with the Offeror as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the Offer and any related Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Common Shares and take all reasonable action necessary to be in compliance with such Laws; and (d) defend all lawsuits or other legal, regulatory or other proceedings against the Company or any of its Subsidiaries challenging or affecting the making or completion of the Offer, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of the Common Shares.

Prefco has agreed to: (a) use reasonable commercial efforts to satisfy the conditions of the Preferred Share Exchange Offer set forth in the Support Agreement, to the extent the same are within its control and not take any action or enter into any transaction, which would, or would reasonably be expected to (i) cause any such condition to become incapable of satisfaction, or (ii) render the transactions contemplated by the Support Agreement in respect of the Preferred Share Exchange Offer incapable of completion or materially more difficult to complete; (b) promptly notify the Offeror orally and in writing of (i) the occurrence of any Material Adverse Effect relating to Prefco, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same are being contemplated), or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would be reasonably likely to (A) cause any of the representations of Prefco contained in the Support Agreement to be untrue or inaccurate in any material respect, or (B) result in the failure in any material respect of Prefco to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Preferred Share Exchange Offer Expiry Time; (c) use commercially reasonable efforts to make or cooperate with the Offeror as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the Preferred Share Exchange Offer and any related Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Preferred Shares and take all reasonable action necessary to be in compliance with such Laws; and (d) defend all lawsuits or other legal, regulatory or other proceedings against Prefco challenging or affecting the making or completion of the Preferred Share Exchange Offer, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of the Preferred Shares.

The Company and Prefco have also agreed that they will not: (a) take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company or Prefco in the Support Agreement untrue in any material respect; or (b) declare, set aside or pay any dividends on, or make any other distributions on or in respect of, any securities other than Permitted Preferred Share Dividends, provided that if the

Effective Date occurs and neither a Compulsory Acquisition nor a Subsequent Acquisition Transaction shall have been completed in respect of the Common Shares on or prior to December 1, 2014, then the Company shall be entitled to declare a dividend, to holders of Common Shares of record as of the close of business on December 15, 2014 (or such other date after December 15, 2014 as the Parties may agree upon, acting reasonably), in an amount per Common Share equal to (i) if, on such date, the Offeror is actively pursuing a Compulsory Acquisition or a Subsequent Acquisition Transaction, an amount not greater than the Permitted Common Share Dividend, or (ii) if, on such date, the Offeror is not actively pursuing a Compulsory Acquisition or a Subsequent Acquisition Transaction, an amount determined by the Company Board in its sole discretion.

Except as required by applicable Law or any agreement to which the Company or any of its Subsidiaries is a party at the date of the Support Agreement, and in the case of clauses (a) and (b) below, except for such salary and compensation increases and bonuses as are approved by the Company in the Ordinary Course and disclosed to the Offeror, the Company will not, and will not permit any of its Subsidiaries to, do any of the following: (a) increase the amount of any benefit or amount payable under any Employee Plan; (b) increase the compensation or benefits of any former, present or future director, officer, employee or consultant of the Company or any of its Subsidiaries; (c) accelerate the release of, or the expiry date of, any hold period relating to any Common Shares, Deferred Shares or other share based compensation awards held in the Employee Plans, or otherwise amend, vary or modify the Employee Plans; or (d) adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or compensation to any former, present or future director, officer or employee of the Company or any of its Subsidiaries holding, in the case of any officer or employee, a position of Vice President or any position senior thereto or amend any employee benefit plan, policy, severance or termination agreement.

Covenants of the Offeror

The Offeror has agreed to, among other things: (a) use reasonable commercial efforts to satisfy the conditions to the Offers set forth in the Support Agreement, to the extent the same are within its control; (b) promptly notify the Company orally and in writing of: (i) the occurrence of any Material Adverse Effect relating to the Offeror and its Subsidiaries, taken as a whole, or (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would or would reasonably be likely to (A) cause any of the representations of the Offeror contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect or (B) result in the failure in any material respect of the Offeror to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Expiry Time or the Preferred Share Exchange Offer Expiry Time, as applicable; (c) use reasonable commercial efforts to make or cooperate with the Company and Prefco as necessary in the making of all necessary filings and applications under all applicable Law; (d) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the NYSE of the Offeror Common Shares to be issued pursuant to the Offer and for trading on the TSX of the Offeror Preferred Shares to be issued pursuant to the Preferred Share Exchange Offer, subject only to satisfaction by the Offeror of customary conditions of the TSX and the NYSE, as applicable; (e) make the Offers in accordance with the provisions of the Support Agreement and in compliance with all applicable Law; (f) subject to the terms and conditions of the Support Agreement relating to the Offer and of the Offer, take up the Common Shares deposited under the Offer and pay for such Common Shares in accordance with the Support Agreement and Securities Laws; (g) subject to the terms and conditions of the Support Agreement relating to the Preferred Share Exchange Offer and of the Preferred Share Exchange Offer, take up the Preferred Shares deposited under the Preferred Share Exchange Offer and pay for such Preferred Shares in accordance with the Support Agreement and Securities Laws; and (h) defend all lawsuits and legal, regulatory or other proceedings against the Offeror challenging or affecting the Support Agreement or the making or completion of the Offers, or a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of either of the Offers.

The Offeror has also agreed that it will not, directly or indirectly: (a) amend or propose to amend the terms of the Offeror Shares; (b) split, combine or reclassify any outstanding Offeror Shares; (c) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Offeror to consummate the Offers or the other transactions contemplated by the Support Agreement; (d) take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Offeror in the Support Agreement untrue in any material respect; or (e) take any action or enter into any transaction which would, or would reasonably be expected to (i) cause the conditions to the Offers set forth in the Support Agreement to become incapable of satisfaction or (ii) render the transactions contemplated by the Support Agreement incapable of completion or materially more difficult to complete.

Subject to the provisions of the Support Agreement, the Offeror may, in its sole discretion, modify or waive any term or condition of either or both the Offers or extend the Expiry Time or the Preferred Share Exchange Offer Expiry Time (it being understood that the Offer may not be extended beyond the Outside Date unless the Company and the Offeror otherwise agree, and the Preferred Share Exchange Offer may not be extended beyond the Outside Date unless the Company, Prefco and the Offeror otherwise agree); provided that the Offeror shall not, (a) without the prior written consent of the Company: (i) impose additional conditions to the Offer; (ii) decrease the consideration offered to Common Shareholders or the number of Common Shares offered to be purchased; (iii) decrease the cash consideration offered under the Cash Alternative or the Cash and Share Alternative; (iv) decrease the fraction of an Offeror Common Share offered under the Share Alternative or the Cash and Share Alternative; (v) modify or waive the Required Regulatory Approval that approval for listing of the Offeror Common Shares on the NYSE and TSX be obtained; or (vi) otherwise vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner which the Company Board, acting reasonably, determines is materially adverse to the Common Shareholders, or (b) without the prior written consent of Prefco: (i) impose additional conditions on the Preferred Share Exchange Offer; (ii) decrease the consideration offered to Preferred Shareholders or the number of Preferred Shares offered to be purchased; (iii) change the form of consideration (other than to increase the total consideration per Preferred Share) offered to Preferred Shareholders; (iv) modify or waive the Required Regulatory Approval that approval for listing of the Offeror Preferred Shares on the TSX be obtained; or (v) otherwise vary the Preferred Share Exchange Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner which the Prefco Board, acting reasonably, determines is materially adverse to the Preferred Shareholders.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Effective Date by mutual written agreement of the Parties.

Either the Company or the Offeror may terminate the Support Agreement by notice in writing, at any time, if:

(a)	the Effective Date has not occurred on or before the Outside Date, except that this termination right shall not be available to a Party if its failure to fulfill any of its obligations or breach of any of its representations and warranties under the Support Agreement has been the cause of, or resulted in, the failure of the Effective Date to occur by the Outside Date; or

(b)	after the date of the Support Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares illegal or otherwise permanently prohibits or enjoins the Offeror from consummating the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares, and such Law has, if applicable, become final and non-appealable.

The Offeror may terminate the Support Agreement by notice in writing, at any time, if:

(a)	any condition of the Offer (as described in Section 4 of the Offer, “Conditions of the Offer”) is not satisfied or waived by the Expiry Time; provided that the Offeror is not then in breach of the Support Agreement so as to be the primary cause of any such condition of the Offer not to be satisfied;

(b)	any representation and warranty made by the Company in the Support Agreement shall have been at the date thereof, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without regard to any materiality or “Material Adverse Effect” qualifications contained therein) such that the condition in paragraph (e) of Section 4 of the Offer, “Conditions of the Offer”, would be incapable of being satisfied by the Expiry Date, and such inaccuracy is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such inaccuracy is delivered by the Offeror to the Company, and (ii) the Business Day prior to the Expiry Date;

(c)	(i) the Company is in default in any material respect of any of its covenants or obligations under the Support Agreement, and such default is not curable or, if curable, is not cured by the earlier of (A) the date which is ten days from the date that written notice of such default is delivered by the Offeror to the Company and (B) the Business Day prior to the Expiry Date; or (ii) the Company breaches any of the covenants or provisions with respect to alternative transactions and changes of recommendation set forth in the Support Agreement in any material respect; or

(d)	(i) the Company Board or the Company Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Offer in a manner adverse to the Offeror, or fails to publicly recommend or reaffirm its approval or recommendation of the Offer within two (2) Business Days of any written request by the Offeror (or, in the event that the Offer shall be scheduled to expire within such two (2) Business Day period, prior to such scheduled expiry), or makes a public statement inconsistent with its approval or recommendation of the Offer (a “Company Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an alternative transaction for a period of no more than ten Business Days after the formal announcement thereof shall not be considered a Company Change in Recommendation); or (ii) the Company Board or the Company Special Committee recommends or authorizes the Company to enter into a written agreement with respect to an alternative transaction in accordance with the terms of the Support Agreement.

The Company may terminate the Support Agreement by notice in writing, at any time, if:

(a)	any representation and warranty made by the Offeror in the Support Agreement shall have been at the date thereof, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without regard to any materiality or “Material Adverse Effect” qualifications contained therein), except where any failures of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect with respect to the Offeror and its Subsidiaries, taken as a whole, and such inaccuracy is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such inaccuracy is delivered by the Company to the Offeror, and (ii) the Business Day prior to the Expiry Date;

(b)	the Offeror is in default in any material respect of any of its covenants or obligations under the Support Agreement, and such default is not curable or, if curable, is not cured by the earlier of (i) the date which is ten days from the date that written notice of such default is delivered by the Company to the Offeror, and (ii) the Business Day prior to the Expiry Date;

(c)	provided that certain terms and conditions as outlined in the Support Agreement are met, if the Offeror does not commence the Offer and mail the Offer documents by the Offer Deadline (except where the making of the Offer is delayed by: (i) an injunction or order made by a Governmental Entity, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offer to be made; provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, in which case the Support Agreement shall not be terminated by the Company pursuant to this termination right until the earlier of (A) 90 calendar days from the Offer Deadline and (B) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such contests or appeals cease to be sought, or such waiver, consent or approval is obtained or such regulatory waiver, consent or approval ceases to be sought, as applicable), and then only if the Offeror has not commenced the Offer by such earlier date; or

(d)	(i) the Company Board or the Company Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Offer pursuant to the terms of the Support Agreement, or (ii) the Company Board or the Company Special Committee recommends or authorizes the Company to enter into a written agreement with respect to an alternative transaction in accordance with the terms for Support Agreement.

Alternative Transactions and Change of Recommendation

The Company Board or the Company Special Committee, and/or the Prefco Board or the Prefco Special Committee, may determine to consider an alternative transaction, enter into an agreement with respect to an alternative transaction, or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco) if:

(a)	the Company (in the case of the Company Board or the Company Special Committee) and/or Prefco (in the case of the Prefco Board and the Prefco Special Committee) is in compliance in all material respects with their respective obligations relating to alternative transactions and a Company Change in Recommendation (in the case of the Company) and a Prefco Change in Recommendation (in the case of Prefco) under the Support Agreement;

(b)	the Company (in the case of the Company Board or the Company Special Committee) and/or Prefco (in the case of the Prefco Board or the Prefco Special Committee) provides prior written notice to the Offeror of its intention to consider an alternative transaction, to enter into an agreement with respect to an alternative transaction, and/or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco); and

(c)	the Company Board and the Company Special Committee and/or the Prefco Board and the Prefco Special Committee, as applicable, have determined, after receiving advice from its outside financial advisors and legal counsel, that the failure to consider such alternative transaction, enter into an agreement with respect to such alternative transaction and/or make a Company Change of Recommendation (in the case of the Company) or a Prefco Change of Recommendation (in the case of Prefco), as applicable, would be inconsistent with its fiduciary duties imposed by applicable Law, considering, among other things, the interest of all stakeholders of the Company, including without limitation the holders of the Common Shares or of the Preferred Shares, as the case may be.

Lock-Up Agreements

Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders have agreed to tender their Common Shares to the Offer in accordance with the terms of Offer. The following is a summary of the principal terms of the Lock-Up Agreements. It does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreements filed by the Offeror and the Company with the applicable Securities Regulatory Authorities and available on SEDAR at www.sedar.com.

Agreement to Tender

Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed to take all actions necessary to validly deposit, or cause to be validly deposited, all of the Common Shares owned by such Locked-Up Shareholder (together with any other Common Shares directly or indirectly acquired by or issued to such Locked-Up Shareholder after the date of the applicable Lock-Up Agreement) under the Offer, in accordance with the terms of the Offer.

Covenants of the Locked-Up Shareholders

Each of the Locked-Up Shareholders agrees under the Lock-Up Agreements that he or she will: (a) not withdraw any of his or her Common Shares from the Offer, unless there is a Company Change of Recommendation or the Company enters into an agreement with respect to an alternative transaction pursuant to terms of the Support Agreement; (b) not grant or agree to grant to any Person any proxy or other right to any of his or her Common Shares, or enter into any voting trust, vote pooling or other agreement or arrangement with respect to the right to vote, call meetings of shareholders of the Company or give consents or approvals of any kind with respect to any of his or her Common Shares, except in accordance with the recommendation of the Company Board or as may be required by applicable Law; (c) use reasonable efforts as a Common Shareholder to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to consummate the transactions contemplated by the Lock-Up Agreements, including using reasonable efforts to (i) support the Offer, and (ii) fulfill all conditions and satisfy all provisions of the Lock-Up Agreements applicable to, or within the control of, such Locked-Up Shareholder; (d) not, directly or indirectly, sell, transfer, pledge, create or permit any Encumbrance (other than Encumbrances created by the Lock-Up Agreements) on, grant a security interest in, or convey any of his or her Common Shares (or any right or interest therein (legal or equitable)) to any Person or group; (e) take all such steps as are required to ensure that, at the time at which the Offeror takes up and pays for his or her Common Shares pursuant to the Offer, such Common Shares will be owned by such Locked-Up Shareholder with good and marketable title thereto, free and clear of any Encumbrances (other than Encumbrances created by the Lock-Up Agreements); (f) not take any action that is inconsistent with the performance of his or her obligations under the Lock-Up Agreements; and (g) not agree to, or make any public announcement of any intention not to, do any of the foregoing.

Representations and Warranties of the Locked-Up Shareholders

Each of the Locked-Up Shareholders has made representations and warranties in his or her Lock-Up Agreement in respect of the following matters, among others: (a) ownership of his or her Common Shares; (b) absence of a Person having any agreement, option, right or privilege for the purchase, acquisition or transfer of any of his or her Common Shares or any interest therein or right thereto; and (c) that his or her Common Shares as set forth in such Lock-Up Agreement are the only Common Shares beneficially owned, directly or indirectly, by the undersigned on the date of the Lock-Up Agreement.

Termination

Each Lock-Up Agreement provides that unless extended by mutual agreement in writing by the parties thereto, such Lock-Up Agreement shall automatically terminate upon the termination of the Support Agreement in accordance with its terms.

6.	ACCEPTANCE OF THE OFFER

Under the Lock-Up Agreements, certain of the directors and executive officers of the Company have agreed to tender their Common Shares to the Offer in accordance with the terms of the Offer. Other than the foregoing, the Offeror has no knowledge regarding whether any other Common Shareholders will accept the Offer.

7.	TREATMENT OF CONVERTIBLE SECURITIES AND COMMON SHARES SUBJECT TO THE ESP, THE ESSP AND THE DRIP

Deferred Shares

The Offer is made only for Common Shares and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise the rights under such Convertible Securities to acquire Common Shares and tender the underlying Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Common Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”. Other than the Deferred Shares, there are no outstanding Convertible Securities. See Section 13 of this Circular, “Certain Information Concerning Securities of the Company – Convertible Securities”.

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising such Convertible Securities, as applicable, are not described in Section 25 of this Circular, “Certain Canadian Federal Income Tax Considerations” or Section 26 of this Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities are urged to consult their tax advisors regarding the potential tax consequences to them in connection with the decision whether to convert, exchange or exercise such Convertible Securities, as applicable.

ESP and ESSP

The Company has the ESSP for employees in the Atlantic Provinces and the ESP for employees in Ontario and Québec. The Company has amended the ESP to, conditional upon the occurrence of the Effective Date, accelerate the vesting of all Common Shares credited, or to be credited, to participants’ accounts such that prior to the Expiry Time, all such Common Shares will be fully vested. All Common Shares credited, or to be credited, to participants’ accounts under the ESSP are already fully vested under the terms of the ESSP.

Common Shareholders who are participants under the ESSP or ESP should refer to the instructions provided to them in order to accept the Offer with respect to Common Shares held through the ESSP or ESP, as applicable, and should note that an earlier deadline for tendering such Common Shares may apply.

DRIP

The Company has instituted the DRIP with respect to any cash dividends declared and paid by the Company on the Common Shares, as well as permitting participants to make optional cash contributions to purchase additional Common Shares, subject to the terms of the DRIP. On July 31, 2014, the Company suspended the DRIP effective until the earlier of (a) the acquisition by the Offeror of all outstanding Common Shares, (b) the Outside Date, and (c) the date on which the Support Agreement is terminated in accordance with its terms. Common Shareholders who participate in the DRIP and who wish to tender their Common Shares that are held within a DRIP account should follow the instructions in the Letter of Transmittal and Election Form in order to tender such Common Shares to the Offer.

8.	SOURCE OF FUNDS

The Offeror estimates that if it acquires all of the outstanding Common Shares pursuant to the Offer, the total cash portion of the consideration payable, excluding any cash that may be payable by the Offeror in lieu of fractional Offeror Common Shares, will be approximately $987.8 million.

The Offeror intends to pay such cash portion from available sources of liquidity (cash flow from operations, commercial paper and/or committed bank facilities). Commercial paper and/or draw downs under existing bank facilities are expected to be replaced by the issuance of long-term debt in the capital markets.

The Offeror’s obligation to purchase the Common Shares tendered in the Offer is not subject to any financing condition.

9.	FRACTIONAL SHARES

In no event shall any Common Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Common Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, (a) the number of Offeror Common Shares to be received by such Common Shareholder shall be rounded down to the nearest whole Offeror Common Share and (b) in lieu of a fractional Offeror Common Share, such Common Shareholder shall receive a cash payment in Canadian dollars (rounded down to the nearest cent) equal to the product of the closing price of the Offeror Common Shares on the TSX on the Business Day immediately prior to the date upon which such fraction of an Offeror Common Share would otherwise be issued, multiplied by such fraction of an Offeror Common Share.

10.	PURPOSE OF THE OFFER AND PLANS FOR THE COMPANY

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all outstanding Common Shares that are not currently owned by the Offeror and its Affiliates. Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Common Shares to acquire all of the Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Common Shares are tendered, a Compulsory Acquisition, as discussed in Section 24 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

If for some reason the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction as outlined above, the Offeror will evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Any additional purchases of Common Shares could be at a price greater than, equal to or less than the price to be paid for Common Shares under the Offer and could be for cash or securities or other consideration. Alternatively, the Offeror may decide not to pursue completion of the privatization of the Company and sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer. These transactions may be completed on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Common Shares under the Offer.

Plans for the Company Following the Completion of the Offer

Following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to apply to the TSX to delist the Common Shares from trading. See Section 19 of this Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company and Bell Aliant GP, a subsidiary of the Company, to cease to be reporting issuers or its equivalent under applicable Canadian Securities Laws.

If the Offer is successful, the Offeror intends to conduct a detailed review of the Company and its Subsidiaries and its corporate and capital structure to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

11.	UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Common Shareholders should refer to Annex A hereto for the unaudited pro forma consolidated statement of financial position of the Offeror as at June 30, 2014 and the unaudited pro forma consolidated income statements of the Offeror for the six-month period ended June 30, 2014 and the year ended December 31, 2013, giving effect to (a) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Offer and (b) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by the Offeror and its Affiliates) under the Offer and the proposed acquisition of all outstanding Preferred Shares under the Preferred Share Exchange Offer, in each case, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s, the Company’s and Prefco’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offers will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offers have been excluded from such unaudited pro forma consolidated financial statements. Common Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

12.	CERTAIN INFORMATION CONCERNING SECURITIES OF THE OFFEROR

Authorized and Outstanding Share Capital

The authorized share capital of the Offeror consists of: (a) an unlimited number of Offeror Common Shares; (b) an unlimited number of non-voting class B shares (the “Offeror Class B Shares”); (c) an unlimited number of first preferred shares issuable in series (the “Offeror First Preferred Shares”); and (d) an unlimited number of second preferred shares issuable in series (the “Offeror Second Preferred Shares”), all without nominal or par value.

Offeror Common Shares

Holders of Offeror Common Shares are entitled to one vote per share at all meetings of shareholders, except meetings at which only holders of other classes or series of shares of the Offeror are entitled to vote. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Offeror ranking prior to the Offeror Common Shares, holders of Offeror Common Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Offeror, as may be declared by the Offeror Board and to receive on an equal basis share for share with the Offeror Class B Shares the remaining property of the Offeror upon the liquidation, dissolution or winding up of the Offeror. Holders of Offeror Common Shares have no pre-emptive, redemption or conversion rights. The Offeror has outstanding 778,334,480 Offeror Common Shares and options to purchase 9,489,941 Offeror Common Shares.

Offeror Class B Shares

Holders of Offeror Class B Shares are not entitled to receive notice of, or to attend or vote at, any meeting of shareholders, except as may be required by the CBCA. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Offeror ranking prior to the Class B Shares, holders of Offeror Class B Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Offeror, as may be declared by the Offeror Board and to receive on an equal basis share for share with the holders of the Offeror Common Shares the remaining property of the Offeror upon the liquidation, dissolution or winding up of the Offeror. A holder of Offeror Class B Shares has the right, at his option, to convert at any time and from time to time, all or part of his Offeror Class B Shares into Offeror Common Shares, on the basis of one Offeror Common Share for each Offeror Class B Share. Holders of Offeror Class B Shares have no pre-emptive or redemption rights. The are no Offeror Class B Shares outstanding.

Offeror First Preferred Shares

The Offeror Board may from time to time issue Offeror First Preferred Shares in one or more series and determine for any such series its designation, number of shares and respective rights, privileges, restrictions and conditions. The Offeror First Preferred Shares rank in priority to all other shares of the Offeror with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of the Offeror. Each series of Offeror First Preferred Shares ranks in such respects on a parity with every other series of Offeror First Preferred Shares.

Holders of Offeror First Preferred Shares do not have the right to receive notice of, attend, or vote at any meeting of shareholders except to the extent otherwise provided in the Articles of the Offeror with respect to any series of Offeror First Preferred Shares, or when the holders of Offeror First Preferred Shares are entitled to vote separately as a class or as a series as provided in the CBCA. In connection with any matter requiring the approval of the Offeror First Preferred Shares as a class, the holders of existing series of Offeror First Preferred Shares which are then outstanding are entitled to one vote in respect of each Offeror First Preferred Share held. The Offeror may, without the approval of the holders of the Offeror First Preferred Shares, as a class, create any new class of shares ranking on a parity with the Offeror First Preferred Shares. Holders of Offeror First Preferred Shares have no pre-emptive rights. All outstanding Offeror First Preferred Shares are fully-paid and non-assessable.

The provisions attaching to the Offeror First Preferred Shares may be repealed, altered, modified or amended with such approval as may then be required by the CBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of such shares duly called for the purpose and at which a quorum is present.

The Offeror has outstanding Offeror First Preferred Shares as follows:

OFFEROR FIRST PREFERRED SHARES	ISSUED AND OUTSTANDING
Cumulative Redeemable First Preferred Shares, Series R	8,000,000
Cumulative Redeemable First Preferred Shares, Series S	3,606,225
Cumulative Redeemable First Preferred Shares, Series T	4,393,775
Cumulative Redeemable First Preferred Shares, Series Y	8,772,468
Cumulative Redeemable First Preferred Shares, Series Z	1,227,532
Cumulative Redeemable First Preferred Shares, Series AA	10,144,302
Cumulative Redeemable First Preferred Shares, Series AB	9,855,698
Cumulative Redeemable First Preferred Shares, Series AC	5,069,935
Cumulative Redeemable First Preferred Shares, Series AD	14,930,065
Cumulative Redeemable First Preferred Shares, Series AE	1,422,900
Cumulative Redeemable First Preferred Shares, Series AF	14,577,100
Cumulative Redeemable First Preferred Shares, Series AG	10,841,056
Cumulative Redeemable First Preferred Shares, Series AH	3,158,944
Cumulative Redeemable First Preferred Shares, Series AI	10,754,990
Cumulative Redeemable First Preferred Shares, Series AJ	3,245,010
Cumulative Redeemable First Preferred Shares, Series AK	25,000,000

Offeror Second Preferred Shares

The Offeror Second Preferred Shares are identical to the Offeror First Preferred Shares but are junior to the Offeror First Preferred Shares. There are no Offeror Second Preferred Shares outstanding.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Offeror as at June 30, 2014, before and after giving effect to (a) the issuance by the Offeror of the Offeror Common Shares offered to Common Shareholders as consideration under the Offer and (b) the issuance by the Offeror of the Offeror Common Shares offered to Common Shareholders as consideration under the Offer and the Offeror Preferred Shares offered to Preferred Shareholders as consideration under the Preferred Share Exchange Offer. This table should be read in conjunction with: (a) the Offeror’s audited consolidated annual financial statements for the years ended December 31, 2013 and 2012 and the Annual MD&A incorporated herein by reference; (b) the Offeror’s unaudited consolidated interim financial statements for the six months ended June 30, 2014 and 2013 and Interim MD&A incorporated herein by reference; and (c) the unaudited pro forma consolidated statement of financial position of the Offeror as at June 30, 2014 and the unaudited pro forma consolidated income statements of the Offeror for the six-month period ended June 30, 2014 and the year ended December 31, 2013 attached hereto as Annex A.

	As at June 30, 2014
	($ millions)
	Reported	As adjusted after giving effect to the Offer(1)	As adjusted after giving effect to the Offer and the Preferred Share Exchange Offer(2)
Debt due within one year	2,736	2,736	2,736
Long-term debt(3)	16,150	17,146	17,146
Total short-term and long-term debt	18,886	19,882	19,882
Equity attributable to shareholders of the Offeror
Preferred Shares	3,395	3,395	4,006
Common Shares	13,726	16,689	16,689
Contributed Surplus	2,614	1,115	1,115
Accumulated other comprehensive income	(2)	(2)	(2)
Deficit	(5,146)	(7,355)	(7,348)
Non-controlling interest	1,164	886	268

Notes:

(1)	Assumes acquisition of 100% of the outstanding Common Shares.

(2)	Assumes acquisition of 100% of the outstanding Common Shares and 100% of the outstanding Preferred Shares.

(3)	The Offeror intends to pay the cash portion of the consideration payable pursuant to the Offer from available sources of liquidity (cash flow from operations, commercial paper and/or committed bank facilities). Commercial paper and/or draw downs under existing bank facilities are expected to be replaced by the issuance of long-term debt in the capital markets.

Dividends

The Offeror Board reviews from time to time the adequacy of the Offeror’s common share dividend policy. On February 6, 2013, the Offeror Board modified the Offeror’s common share dividend policy from a policy with a target dividend payout ratio of 65% to 75% of earnings per share (“EPS”) before restructuring and other items and net (gains) losses on investments (“Adjusted EPS”) to a policy with a target dividend payout ratio of 65% to 75% of free cash flow. This modification to the Offeror’s dividend policy was adopted as a result of the new IFRS accounting standard for defined benefit pension plan expense which has a significant non-cash impact on Adjusted EPS. The Offeror now reports its dividend payout ratio on the basis of free cash flow as it is better aligned with the payment of cash dividends.

The Offeror’s dividend policy and the declaration of dividends are subject to the discretion of the Offeror Board and, consequently, there can be no guarantee that the Offeror’s dividend policy will be maintained or that dividends will be declared.

Price Range and Trading Volume

The Offeror Common Shares are listed and traded under the symbol “BCE” on the TSX and the NYSE.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the Offeror Common Shares on the TSX.

		Price Range
Year	Period	High	Low	Volume
2013	August	43.67	41.28	25,303,484
	September	45.81	43.34	27,094,773
	October	45.71	43.18	26,769,503
	November	47.25	45.15	25,523,872
	December	46.98	44.75	23,092,618
2014	January	47.01	45.18	24,501,979
	February	48.39	45.09	22,631,580
	March	48.55	46.76	24,499,375
	April	49.12	47.55	19,986,357
	May	50.55	48.35	16,141,994
	June	51.09	48.04	25,000,126
	July	49.93	47.52	25,100,613
	August 1 to 7	49.61	48.27	4,045,510

The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the Offeror Common Shares on the NYSE.

		Price Range
Year	Period	High	Low	Volume
2013	August	41.65	40.02	3,578,860
	September	43.65	41.89	2,898,172
	October	44.30	41.84	1,890,941
	November	44.95	43.24	2,285,695
	December	44.19	42.20	2,112,272
2014	January	43.34	40.90	2,267,367
	February	43.79	40.60	1,959,794
	March	44.08	42.04	2,963,230
	April	44.59	43.09	2,187,140
	May	46.41	44.31	1,756,071
	June	46.70	44.80	1,652,404
	July	46.50	44.52	2,107,640
	August 1 to 7	45.47	44.21	757,861

The closing prices of the Offeror Common Shares on the TSX and the NYSE on July 22, 2014, the last trading day prior to the announcement of the Offer, were $49.01 and US$45.68 ($49.08, converted at the exchange rate of US$1.00 = $1.0745), respectively. The TSX has conditionally approved the listing of the Offeror Common Shares to be issued to Common Shareholders in connection with the Offer. In addition, the Offeror has filed a supplemental listing application to list those additional Offeror Common Shares on the NYSE. These listings are subject to the Offeror fulfilling all of the listing requirements of the TSX and the NYSE.

Prior Sales

For the 12-month period prior to the date hereof, the Offeror has issued or granted Offeror Common Shares and securities convertible into Offeror Common Shares listed in the table set forth below:

Date	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance/Exercise Price per Security ($)
August 19, 2013	Options to purchase Offeror Common Shares	Grant of options	25,267	42.53

November 18, 2013	Options to purchase Offeror Common Shares	Grant of options	6,445	46.64

February 26, 2014	Options to purchase Offeror Common Shares	Grant of options	2,900,040	47.90

January 1, 2014 to August 7, 2014	Offeror Common Shares	Exercises of options	1,166,749	35.86 (weighted average exercise price)

January 1, 2014 to August 7, 2014	Offeror Common Shares	ESP issuance	1,275,175	48.04 (weighted average issuance price)

13.	CERTAIN INFORMATION CONCERNING SECURITIES OF THE COMPANY

Authorized and Outstanding Share Capital

The authorized capital of the Company consists of: (a) an unlimited number of Common Shares and (b) an unlimited number of preference shares, issuable in series.

Common Shares

Common Shareholders are entitled to one vote per share at meetings of shareholders of the Company, to receive dividends if, as and when declared by the Company Board, subject to the rights of shares, if any, having priority over the Common Shares, and to receive pro rata the remaining property of the Company upon its liquidation, dissolution or winding-up, whether voluntary or involuntary, subject to the rights of shares, if any, having priority over the Common Shares. The Company has outstanding 227,834,039 Common Shares and 2,177,056 Deferred Shares, of which 1,242,610 have vested.

The Offeror and its Affiliates beneficially own 100,376,270 of the outstanding Common Shares.

Preference Shares

If issued, each series of preference shares of the Company would consist of such numbers of shares and have such rights, privileges, restrictions and conditions as may be determined by the Company Board. Holders of preference shares, except as required by Law or as provided in the rights, privileges, restrictions and conditions of a particular series, will not be entitled to vote at meetings of shareholders of the Company. With respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preference shares of each series of the Company shall rank on parity with the preference shares of every other series and are entitled to preference over the Common Shares. There are no preference shares of the Company outstanding.

Dividends and Dividend Policy

The Company’s current Common Share dividend policy targets a long-term payout ratio of 75% to 85% of free cash flow. In 2014, the dividend payout ratio is expected to exceed 100% and fall outside of the long-term targeted range, as Bell Aliant GP has made a one-time catch-up income tax payment of approximately $65.0 million and is continuing an elevated capital program to expand its fibre-to-the-home technology network to pass approximately one million premises.

The Company’s quarterly dividends in 2011 through 2013 were declared and paid at a rate of $0.475 per Common Share or $1.90 per Common Share annually. Registered holders of Common Shares with addresses in the United States are paid dividends in U.S. dollars based on current exchange rates unless they elect to receive dividends in Canadian dollars. The following table shows the aggregate amount of dividends declared and paid by the Company during the financial years ended December 31, 2013, 2012 and 2011 and the 2014 financial year to date.

Dividend Period	Common Share Dividends Declared (in millions)
January 1 – June 30, 2014	$216.4
January 1 – December 31, 2013	$432.9
January 1 – December 31, 2012	$432.8
January 1 – December 31, 2011	$432.8

Price Range and Trading Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “BA”.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and the trading volume of the Common Shares on the TSX.

		Price Range
Year	Period	High	Low	Volume
2013	August	28.09	26.32	7,743,930
	September	26.95	25.61	7,113,744
	October	27.31	25.53	8,535,703
	November	27.13	26.13	5,487,487
	December	27.37	26.25	6,226,441
2014	January	26.85	25.65	7,255,655
	February	26.77	24.79	12,225,625
	March	27.14	26.23	6,059,593
	April	27.23	26.52	4,509,162
	May	28.86	26.95	6,417,078
	June	29.05	27.40	6,785,447
	July	31.78	27.41	31,402,036
	August 1 to 7	31.155	30.57	2,105,189

The closing price of the Common Shares on the TSX on July 22, 2014, the last trading day prior to the announcement of the Offeror’s intention to make the Offer, was $28.19.

Previous Distributions of Securities

Other than the Conversion, during the five (5) years prior to the date hereof, the Company has not completed any other distribution of any class of shares (excluding Common Shares distributed pursuant to the Conversion, the vesting of Deferred Shares and pursuant to the ESP and ESSP).

Convertible Securities

There are 2,177,056 Deferred Shares, of which 1,242,610 have vested. Other than the foregoing, there are no outstanding Convertible Securities. See Section 7 of this Circular, “Treatment of Convertible Securities”.

14.	BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Beneficial Ownership

Other than as disclosed below, neither the Offeror, nor any director or senior officer of the Offeror, nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or senior officer of the Offeror) or (c) any person or company acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of the Company.

The Offeror and its Affiliates beneficially own 100,376,270 Common Shares, representing approximately 44.06% of the outstanding Common Shares.

The following table sets out the approximate number of securities of the Company that each director and senior officer of the Offeror has advised are beneficially owned or subject to control or direction by that person:

Name of Director or Senior Officer	Number and Type of Securities Held	% of Outstanding Securities of that Class
Ronald A. Brenneman	13,820 Common Shares	0.006
Charles Brown	16 Common Shares	0.000
Robert E. Brown	5,608 Common Shares	0.002
Michael Cole	47 Common Shares	0.000
George A. Cope	11,263 Common Shares	0.005
Kevin W. Crull	220 Common Shares	0.000
Thomas C. O’Neill	217 Common Shares	0.000
Wade Oosterman	7,250 Common Shares	0.003
Mary Ann Turcke	40 Common Shares	0.000
Martine Turcotte	1,048 Common Shares	0.000
Siim A. Vanaselja	751 Common Shares	0.000
Wayne Tunney	65 Common Shares	0.000

Trading in the Company Securities

After reasonable enquiry, during the six-month period preceding August 7, 2014, no securities of the Company have been purchased or sold by the Offeror or any director or senior officer of the Offeror, or, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or senior officer of the Offeror) or (c) any person or company acting jointly or in concert with the Offeror.

15.	BARCLAYS VALUATION AND FAIRNESS OPINION

The following summary of the Valuation and Barclays Fairness Opinion is qualified in its entirety by the full text of the Valuation and Barclays Fairness Opinion attached as Appendix “A” to the Directors’ Circular and forms a part thereof. Common Shareholders are encouraged to read the full text of the Valuation and Barclays Fairness Opinion. The Valuation and Barclays Fairness Opinion has been prepared for the use of the Company Special Committee and the Company Board and for inclusion in the Directors’ Circular. The Valuation and Barclays Fairness Opinion does not constitute a recommendation to any Common Shareholder as to whether such Common Shareholder should tender to the Offer. A copy of the Valuation and Barclays Fairness Opinion is available for inspection at the Company’s registered and head office located at 7 South Maritime Centre, 1505 Barrington Street, Halifax, Nova Scotia, B3J 3K5 and a copy of the Valuation and Barclays Fairness Opinion will be sent to any Common Shareholder upon request and without charge. The Valuation and Barclays Fairness Opinion is also available under the Company’s profile on SEDAR at www.sedar.com.

Engagement of Barclays

On August 13, 2012, a special committee of the Company Board contacted Barclays regarding a potential advisory assignment concerning a privatization of the Company. Barclays was formally engaged by that special committee pursuant to a written agreement dated August 30, 2012, and provided financial advice to assist the special committee. However, the 2012 discussions among the Offeror and the Company and its financial advisors, including on value and other matters, did not culminate in a privatization of the Company for a variety of reasons and discussions ended in the Fall of 2012. On June 11, 2014, the Company Special Committee received a non-binding proposal from the Offeror, whereby the Offeror proposed to acquire the Common Shares not already owned or controlled by the Offeror for $30.00 per share. Barclays was contacted on the same day and asked to continue its role as financial advisor to the Company Special Committee with regard to the proposal. Barclays’ engagement was confirmed pursuant to a written agreement dated June 25, 2014 (the “Barclays Engagement Agreement”). The Barclays Engagement Agreement specifies that Barclays will be paid a fixed fee for its services to be rendered thereunder. This fee is in no way contingent on the completion of the Offer, or any other transaction or the conclusions reached in the Valuation and Barclays Fairness Opinion. Furthermore, Barclays is to be reimbursed for its reasonable out-of-pocket expenses, including fees paid to its legal counsel in respect of advice rendered to Barclays in carrying out its obligations under the Barclays Engagement Agreement, and is to be indemnified by the Company in certain circumstances.

Credentials of Barclays

Barclays, together with its Affiliates, is one of the largest global investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, research, sales and trading and financial advisory services to corporations, governments, institutions and individuals. Barclays has been involved in a significant number of transactions involving private and publicly traded companies, including telecommunications companies, and has extensive experience in preparing valuations and fairness opinions, including those that conform to the requirements of MI 61-101.

Independence of Barclays

Barclays, together with its Affiliates, is a full service securities firm engaged, either directly or through its Affiliates, in various activities, including securities trading, investment management, financing and brokerage activities and financial advisory services for companies, governments and individuals. In the ordinary course of these activities, Barclays and its Affiliates may actively trade the debt and equity securities or other financial instruments (or related derivative instruments) of the Company, the Offeror or any of their respective associates or Affiliates and, from time to time, may have executed or may execute transactions on behalf of clients or on behalf of the Company, the Offeror or associated or affiliated entities or related persons for which it received or may receive compensation. In addition, as an investment dealer, Barclays conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company and the Offeror. Except as expressed herein, there are no understandings, agreements or commitments that exist between Barclays and any of the Company, the Offeror or any of their respective associates or Affiliates with respect to any future financial advisory or investment banking business.

Neither Barclays nor any of its affiliated entities, as defined in MI 61-101: (a) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of the Company, the Offeror, or any of their respective associates or Affiliates; (b) is an advisor to the Offeror or any Interested Party (as such term is defined for purposes of MI 61-101) in connection with the Offer; (c) is a manager or co-manager of a soliciting dealer group for the Offer (or a member of the soliciting dealer group for the Offer providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (d) will receive compensation that will depend in whole or in part on the conclusions reached in the Valuation and Barclays Fairness Opinion or the outcome of the Offer or has any financial interest in the completion of the Offer.

Scope of Review

In connection with the Valuation and Barclays Fairness Opinion, Barclays obtained information from publicly available sources and from the Company and the Offeror. In addition, Barclays reviewed and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things: internal financial reports of the Company and projected financial information for the Company prepared by management for each of the years ending 2014 to 2019, as well as such other information, analyses, investigations and discussions as Barclays considered necessary or appropriate in the circumstances. Barclays also held discussions with senior management of the Company and the Offeror. Barclays has not, to the best of its knowledge, been denied access by the Company Special Committee, the Company or the Offeror to any information requested by Barclays.

Assumptions and Limitations

Barclays, in accordance with the terms of the Barclays Engagement Agreement, relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from publicly available sources or provided to it by the Company, the Offeror or their respective personnel, advisors or otherwise (collectively, the “Information”). The Valuation and Barclays Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment, Barclays has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information. Barclays has assumed that any future-oriented financial information provided by the Company and used by Barclays in its analyses has been reasonably prepared and reflects the best currently available estimates and judgments of the management of the Company.

In preparing the Valuation and Barclays Fairness Opinion, Barclays made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Offer will conform in all material respects to the drafts and summaries provided to Barclays, that all conditions precedent to be satisfied to complete the Offer can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Offer will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Offer are valid and effective, that the Offer and Circular will be distributed to public shareholders of the Company in accordance with applicable Law, and that the disclosure in the Offer and Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable Law.

The Valuation and Barclays Fairness Opinion was rendered as of July 22, 2014 on the basis of securities markets, economic, financial and general business conditions prevailing on that date and the condition and prospects, financial or otherwise, of the Company and the Offeror as they were reflected in the Information reviewed by Barclays. In its analyses and in preparing the Valuation and Barclays Fairness Opinion, Barclays made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Barclays or any party involved in the Offer. Although Barclays believes that the assumptions used in its analyses and in preparing the Valuation and Barclays Fairness Opinion are accurate and appropriate in the circumstances, some or all of them may nevertheless prove to be incorrect.

The preparation of a valuation or a financial opinion is a complex process and it is not amenable to partial analysis or summary description. Barclays believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process and analyses underlying the Valuation and Barclays Fairness Opinion.

Definition of Fair Market Value

For purposes of the Valuation, fair market value means the highest price, expressed in terms of money or money’s worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act. In determining the fair market value of the Common Shares, Barclays did not include in the Valuation a downward adjustment to reflect the liquidity of the Common Shares, the effect of the Offer or the fact that the Common Shares held by individual shareholders do not form part of a controlling interest. Values determined on the foregoing basis represent “en bloc” values, which are values that an acquiror of 100% of the Common Shares would be expected to pay in an open auction of the Company.

Valuation Methodologies

For the purposes of determining the value of the Common Shares, Barclays relied on the following methodologies:

(a)	Discounted cash flow (“DCF”) analysis;

(b)	Precedent transaction analysis; and

(c)	Comparable trading analysis.

Benefits to a Purchaser of Acquiring the Common Shares

Barclays reviewed and considered whether any distinctive material benefits would accrue to the Offeror through the Offer and concluded there would be synergies available to an industry participant acquiring 100% of the Common Shares, including as a result of the elimination of the costs from being a publicly-listed entity, other corporate expenses and a combined approach to dealing with operating costs and/or capital expenditures. Based on discussions with management of the Company, Barclays estimated the amount of synergies that would be achievable and the one-time costs required to achieve such synergies.

In assessing the amount of synergies to include in the Valuation, Barclays considered the amount of synergies that could be achieved by an industry participant acquiring 100% of the Common Shares, and the amount of synergies for which a successful acquiror might have agreed to pay in an open auction of the Company. Barclays believes that there is a certain level of base synergies that an industry participant, including the Offeror, could achieve and concluded that a successful acquiror would potentially pay for all of the base synergies in an open and unrestricted auction. On that basis, Barclays included 100% of the value of the base synergies, and the commensurate one-time costs to achieve them, in the Valuation. Based on the foregoing and discussions with Company management, Barclays used an estimate of annual pre-tax base synergies of $25.5 million and an estimate of the implementation costs to achieve these synergies of approximately $32.8 million. Barclays has reflected these synergies and implementation costs in the DCF analysis starting in 2015.

Barclays understands from discussions with management of the Offeror that it may achieve pre-tax annual synergies of up to $100 million. For the purposes of determining the fair market value of the Common Shares, Barclays did not include any synergies above the base synergies, as it believes such synergies would not be available to any industry participant (other than the Offeror) and a prudent and informed buyer would not pay for such excess synergies in an open auction.

Valuation Summary

The following table summarizes the range of per share values from the DCF analysis, precedent transactions analysis and comparable trading analysis:

	Summary Valuation Ranges
	Low	High
DCF analysis	$25.77	$31.57
Precedent transactions analysis	$21.08	$31.01
Comparable trading analysis	$25.23	$32.07

In arriving at the determination of the fair market value of the Common Shares, Barclays did not attribute any particular quantitative weighting to the individual valuation methodologies, but rather relied on qualitative judgments based on its experience in rendering such opinions.

Valuation Conclusion

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Valuation, Barclays is of the opinion that, as of July 22, 2014, the fair market value of the Common Shares is in the range of $27.00 to $31.50 per Common Share.

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Valuation, Barclays is of the opinion that, as of July 22, 2014, the total value of the consideration to be received under the Offer is in the range of $31.00 to $31.05 per Common Share.

Fairness Opinion

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Barclays Fairness Opinion, Barclays is of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates).

16.	SCOTIA FAIRNESS OPINION

The Company Special Committee engaged Scotia to provide the Scotia Fairness Opinion in connection with the Offer. Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Scotia Fairness Opinion, Scotia is of the opinion that, as of July 22, 2014, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates). A copy of the Scotia Fairness Opinion is attached as Appendix “B” to the Directors’ Circular and forms a part thereof. Common Shareholders are encouraged to read the full text of the Scotia Fairness Opinion.

17.	PRIOR VALUATIONS

To the knowledge of the Company and its directors and senior officers, after reasonable enquiry, other than the Valuation, there have been no prior valuations (as defined in MI 61-101) prepared in respect of the Company, the Common Shares or any material assets of the Company during the 24 months prior to the date of the Offer.

18.	PREVIOUS PURCHASES AND SALES

During the twelve (12) months prior to the date of this Circular, the Company has not purchased or sold any securities of the Company, except purchases of Common Shares through the facilities of the TSX to fulfill its obligations pursuant to the DRIP, ESP and ESSP.

19.	EFFECT OF THE OFFER ON THE MARKET FOR COMMON SHARES, LISTING AND PUBLIC DISCLOSURE BY THE COMPANY

Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Common Shares to acquire all of the Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, or, if a sufficient number of Common Shares are tendered, a Compulsory Acquisition. In such event, if permitted by applicable Law, the Offeror will apply to delist the Common Shares from the TSX and there will no longer be a trading market for the Common Shares.

Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Common Shareholders and would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company and Bell Aliant GP, a subsidiary of the Company, to cease to be reporting issuers or its equivalent under applicable Canadian Securities Laws.

20.	COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY

Except pursuant to the Offer and the Lock-Up Agreements, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or officer of the Offeror) or (c) any person or company acting jointly or in concert with the Offeror, has made any agreement, commitment or understanding to acquire securities of the Company.

21.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES

Other than the Lock-Up Agreements, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of the Company and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Other than the Lock-Up Agreements, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any securityholder of the Company with respect to the Offer.

Other than the Support Agreement and the Confidentiality Agreement, there is no agreement, commitment or understanding made between the Offeror and the Company relating to the Offer.

Other than the Securityholders’ Agreement described below, there is no agreement, commitment or understanding of which the Offeror is aware that could affect control of the Company that the Offeror has access to and can reasonably be regarded as material to a Common Shareholder in deciding whether to deposit its Common Shares under the Offer.

Securityholders’ Agreement

Upon completion of the Conversion, the Company, Bell Aliant GP, Bell Aliant LP, 6583458 Canada Inc., the Offeror and Bell Canada entered into the amended and restated securityholders’ agreement dated January 1, 2011 (the “Securityholders’ Agreement”) which provides for, among other things, the size and composition of the board of directors of Bell Aliant GP, the size of and nominees for election to the Company Board, and certain other governance matters. The description below is a summary only, is limited to summarizing certain provisions relating to the Company and is qualified in its entirety by reference to the full text of the Securityholders’ Agreement, which is available under the Company’s profile on SEDAR at www.sedar.com.

Board of Directors of the Company

The persons to be elected as the Company’s directors will be nominated by the Company Board and will be elected by the Company’s shareholders. The Securityholders’ Agreement provides that the number of directors of the Company will be between 3 and 20, with the number of directors to be fixed from time to time by the Company Board. The principles stated in the Securityholders’ Agreement relating to the composition of the board of Bell Aliant GP also apply to the annual selection of nominees to stand for election as directors of the Company (see below).

Board of Directors of Bell Aliant GP

The Offeror and its affiliates are entitled to appoint up to a majority of the directors of Bell Aliant GP for so long as the Offeror, directly or indirectly, holds not less than 30% of the Common Shares outstanding and the Major Commercial Agreements (as defined in the Securityholders’ Agreement) are in place. If the Major Commercial Agreements are terminated by any of the parties in accordance with their terms (other than a termination as a result of a material uncured intentional breach by Bell Aliant LP), or if the Offeror and its affiliates, directly or indirectly, hold less than 30% of the Common Shares outstanding, the Offeror is entitled to appoint its proportionate share of the directors of Bell Aliant GP (rounded up to the next whole number) based on its direct and indirect ownership of Common Shares. In any event, the Offeror is entitled to appoint two directors to the board of Bell Aliant GP for as long as the Major Commercial Agreements are in place, irrespective of its ownership of Common Shares. The Offeror appointees to the board of Bell Aliant GP may be directors, officers or employees of the Offeror or its affiliates. The Company is entitled to appoint the balance of the directors of the board of Bell Aliant GP. If the chair of the board is not independent (as defined in National Instrument 52-110 – Audit Committees), a lead independent director will also be appointed.

Offeror Approval for Certain Matters

The Securityholders’ Agreement provides that, for so long as the Offeror, directly or indirectly, holds not less than 20% of the Common Shares outstanding, the Company and its subsidiaries shall not, directly or indirectly, without the affirmative vote of a majority of the board of Bell Aliant GP and the written consent of the Offeror: (a) enter into any merger, amalgamation, consolidation, business combination, joint venture, arrangement, reorganization or other material corporate transaction, including acquisitions of property or assets with a fair market value in excess of $200 million; (b) sell, assign, lease, convey, exchange or otherwise dispose of assets with a fair market value in excess of $200 million; (c) take, or permit to be taken, any action that would prevent its affairs or business, as it then exists, from continuing on an ongoing basis in the ordinary course; (d) appoint or remove any Chief Executive Officer, and the Offeror will have the ability to nominate a candidate for consideration by the relevant board of directors or an appropriate committee of the board; (e) take any action which could reasonably be expected to result in a material change in the nature of the business of the Company and its subsidiaries taken as a whole; (f) incur debt (including guarantees) such that the consolidated level of debt would be in excess of 2.5 times EBITDA (as defined in the Securityholders’ Agreement) at the time of incurrence; (g) enter into any material commercial agreements with any “competitor” of the Offeror or Bell Canada, other than ordinary course agreements and agreements that are required by applicable regulatory authorities; (h) approve any business plan; or (i) make any commitment or agreement to do any of the above items.

The Securityholders’ Agreement provides that, for so long as the Offeror has the rights described above, the sole investment activity of the Company will be to (i) invest in and hold Bell Aliant GP common shares and other debt or equity securities of Bell Aliant GP or debt securities of Bell Aliant LP; (ii) temporarily hold cash in interest bearing accounts or certificates of deposit, short-term government debt or investment grade corporate debt or money market mutual funds; and (iii) advance or lend monies received by the Company as a result of the management of compensation plans to affiliates of the Company, and all business and investment activities will occur at Bell Aliant GP or wholly owned subsidiaries of Bell Aliant GP, unless the Offeror and Bell Canada otherwise agree.

Pre-Emptive Rights

The Securityholders’ Agreement provides that, subject to certain exceptions, if any of the Company, Bell Aliant GP or Bell Aliant LP or any of their subsidiaries authorizes the issuance of additional shares or partnership units or securities convertible into Common Shares or Company shares or partnership units, respectively, then it shall offer to sell to the Offeror or Bell Canada such Common Shares, partnership units or convertible securities (as the case may be) in proportion to the Offeror’s and Bell Canada’s then current direct or indirect ownership of Common Shares. This pre-emptive right also applies in respect of the issuance of debt securities by the Company, Bell Aliant GP, Bell Aliant LP or any of their subsidiaries.

22.	MATERIAL CHANGES AND OTHER INFORMATION

Except as disclosed elsewhere in this Circular (including the documents incorporated by reference herein) or as otherwise publicly disclosed by the Company or the Offeror, the Offeror has no information which indicates any material change in the affairs of the Company since the date of the last published financial statements of the Company, and the Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Common Shareholders to accept or reject the Offer.

23.	REGULATORY MATTERS

The Offeror’s obligation to take up and pay for Common Shares tendered under the Offer is conditional upon, among other things, all Required Regulatory Approvals applicable to the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably. These approvals include the Competition Act Clearance and the approvals of the TSX and NYSE to list the Offeror Common Shares.

The TSX has conditionally approved the listing of the Offeror Common Shares to be issued to Common Shareholders in connection with the Offer. The Offeror has also filed a supplemental listing application to list those additional Offeror Common Shares on the NYSE. These listings are subject to the Offeror fulfilling all of the listing requirements of the TSX and the NYSE.

The Competition Act Clearance was obtained on August 5, 2014. Accordingly, other than customary listing requirements of the TSX and NYSE, all Required Regulatory Approvals have been obtained in order to complete the Offer.

24.	ACQUISITION OF COMMON SHARES NOT DEPOSITED UNDER THE OFFER

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offeror takes up and pays for 90% or more of the outstanding Common Shares under the Offer, other than Common Shares held on the date of the Offer by or on behalf of the Offeror and its Affiliates, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Common Shares by way of a compulsory acquisition pursuant to Part XVII of the CBCA (a “Compulsory Acquisition”) for consideration per Common Share not less than the consideration paid by the Offeror under the Offer.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Common Shareholder who did not accept the Offer (and each person who subsequently acquires any such Common Shares) (in each case, a “Dissenting Offeree”) and to the Director of such proposed acquisition within sixty (60) days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within twenty (20) days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to the Company the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206(5) of the CBCA, within twenty (20) days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificate(s) representing the Common Shares held by such Dissenting Offeree to the Company and must elect either to transfer such Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Common Shares held by such holder by so notifying the Offeror within twenty (20) days after the Dissenting Offeree receives the Offeror’s Notice. A Dissenting Offeree who does not, within twenty (20) days after the Dissenting Offeree received the Offeror’s

Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Shares is deemed to have elected to transfer such Common Shares to the Offeror on the same terms that the Offeror acquired Common Shares from the Common Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Common Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Common Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within twenty (20) days after it made the payment or transferred the consideration to the Company referred to above, the Dissenting Offeree may then apply to the court within a further period of twenty (20) days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Common Shares to the Offeror on the terms that the Offeror acquired Common Shares from the Common Shareholders who accepted the Offer. Any judicial determination of the fair value of the Common Shares could be less or more than the amount paid pursuant to the Offer.

If all of the requirements of Section 206 of the CBCA are first fulfilled after the date which is 120 days after the date of the Offer, the Offeror may apply to a court having jurisdiction for an extension of such 120-day period pursuant to subsection 206(18) of the CBCA.

The foregoing is a summary only of the statutory right of Compulsory Acquisition that may become available to the Offeror and the dissent rights that may be available to a Dissenting Offeree, and is qualified in its entirety by the provisions of Sections 206 and 206.1 of the CBCA. Sections 206 and 206.1 of the CBCA are complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Common Shareholders who wish to be better informed about those provisions of the CBCA should consult their legal advisors.

The tax consequences to a Common Shareholder of a Compulsory Acquisition may differ from the tax consequences to such Common Shareholder of accepting the Offer. See Section 25 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offeror and its Affiliates hold more than 66 2/3%, but less than 90%, of the outstanding Common Shares (calculated on a Fully-Diluted Basis), including Common Shares held on the date of the Offer by or on behalf of the Offeror and its Affiliates, or if a Compulsory Acquisition is not available to the Offeror, the Offeror has agreed pursuant to the terms of the Support Agreement to use commercially reasonable efforts to acquire the remainder of the Common Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Offeror) involving the Company and the Offeror or an Affiliate of the Offeror (a “Subsequent Acquisition Transaction”) for consideration per Common Share not less than the consideration paid by the Offeror under the Offer, and the Company has agreed to effect such Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offeror is a “related party” of the Company for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and to provide the holders of the affected securities with a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting the Company and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101 in respect of any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided in this Circular). The Offeror expects that this exemption will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the CBCA and the Company’s constating documents, the Subsequent Acquisition Transaction may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities.

In relation to the Offer and any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all holders of Common Shares other than: (a) the Offeror (other than in respect of Common Shares acquired pursuant to the Offer as described below); (b) any “interested party” (within the meaning of MI 61-101); (c) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, any affiliate or insider of the Offeror or any of their directors or senior officers; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” Common Shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Common Shareholder who tendered such Common Shares to the Offer was not: (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to, and in the same form as, the consideration paid to Common Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any “minority” approval required in connection with any such transaction. To the knowledge of the Offeror, after reasonable enquiry, only the votes attached to Common Shares held by the Offeror, its Affiliates and the directors and officers of the Offeror would be required to be excluded in determining whether “minority” approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101.

Any such Subsequent Acquisition Transaction may also result in Common Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Common Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Common Shareholders in connection with the Subsequent Acquisition Transaction.

If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Subject to applicable Law, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer. See Section 14 of the Offer, “Market Purchases”.

The tax consequences to a Common Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Common Shareholder of accepting the Offer. See Section 25 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

Common Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

25.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), as of the date hereof, generally applicable to a Common Shareholder who, for purposes of the Tax Act, holds Common Shares and will hold any Offeror Common Shares acquired pursuant to the Offer as capital property, deals at arm’s length with the Company and the Offeror, is not affiliated with the Company or the Offeror, and who disposes of Common Shares to the Offeror pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described in Section 24 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer” (a “Holder”).

Common Shares and Offeror Common Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to Common Shareholders who acquired Common Shares pursuant to employee compensation plans, other than the ESP, the ESSP or the DSP. In addition, this summary does not apply to a Holder (a) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (c) that is a “specified financial institution”, as defined in the Tax Act, (d) that has made a “functional currency” election under section 261 of the Tax Act, (e) that has, or will, enter into, with respect to Common Shares or Offeror Common Shares, a “derivative forward agreement”, as defined in the Tax Act, or (f) that is exempt from tax under Part I of the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders contemplating such an election should first consult their own tax advisors.

Disposition of Common Shares Pursuant to the Offer

Exchange of Common Shares for Cash only or a Combination of Offeror Common Shares and Cash – No Tax Election

A Resident Holder whose Common Shares are exchanged for cash only, or a combination of Offeror Common Shares and cash pursuant to the Offer and who does not make a valid Tax Election (as defined herein), will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Common Shares immediately before the exchange.

For purposes of computing the capital gain or capital loss realized upon the disposition of Common Shares to the Offeror, a Resident Holder will be considered to have disposed of such Resident Holder’s Common Shares to the Offeror for proceeds of disposition equal to the aggregate of the cash received in respect of such Common Shares (including cash received in lieu of a fraction of a share) and the fair market value (determined at the time the Common Shares are taken up and paid for) of Offeror Common Shares received from the Offeror (if any) in consideration therefor. For a description of the treatment of capital gains and capital losses, see “– Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” below.

The cost to the Resident Holder of any Offeror Common Shares acquired on the exchange will equal the aggregate fair market value, at the time of the exchange, of the Common Shares disposed of by such Resident Holder, less the aggregate amount of cash received on the exchange. If the Resident Holder separately owns other Offeror Common Shares as capital property at that time, the adjusted cost base of all Offeror Common Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the Offeror Common Shares acquired on the exchange with the adjusted cost base of those other Offeror Common Shares.

Exchange of Common Shares for Offeror Common Shares Only – No Tax Election

In the case of a Resident Holder who elects the Share Alternative and who receives only Offeror Common Shares (except for cash in lieu of a fractional share, if applicable), a capital gain or capital loss that would otherwise be realized on the exchange of a Common Share for an Offeror Common Share may be deferred under the provisions of section 85.1 of the Tax Act.

In general, a Resident Holder will be deemed to have disposed of each of the Resident Holder’s Common Shares for proceeds of disposition equal to the adjusted cost base of such share immediately before the disposition, and will be deemed to have acquired Offeror Common Shares at a cost equal to such adjusted cost base. This deferral will not apply where (a) such Resident Holder has, in the Resident Holder’s income tax return for the year of the exchange, included in computing its income for that year any portion of the gain or loss otherwise determined from the disposition of such an exchanged Common Share, (b) such Resident Holder has made a Tax Election in respect of such an exchanged Common Share, or (c) immediately after the exchange, such Resident Holder, or persons with whom such Resident Holder does not deal at arm’s length for purposes of the Tax Act, or such Resident Holder together with such persons, either controls the Offeror or beneficially owns shares of the capital stock of the Offeror having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of the Offeror. Pursuant to the CRA’s current administrative practices, a Resident Holder who receives cash not exceeding $200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share or alternatively of reducing the adjusted cost base of the Offeror Common Shares acquired by the amount of cash so received.

The provisions described above with respect to the deferral of a capital gain or a capital loss in respect of an exchanged Common Share will not apply to Resident Holders who in their income tax returns for the year of exchange, elect to include in their income for the year of exchange any portion of the gain or loss otherwise determined in respect of such exchanged Common Share. A Resident Holder who includes any such amount in income will be deemed to have disposed of such exchanged Common Share for proceeds of disposition equal to the fair market value of Offeror Common Shares (and cash in lieu of a fractional share, if applicable) received in exchange therefor and to have acquired such Offeror Common Shares at a cost equal to the fair market value of such exchanged Common Share. A Resident Holder who desires to realize a portion only of the gain or loss is urged to consult their own tax advisors in this regard, including with respect to the possibility of making a Tax Election. See “– Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Offeror Common Shares only or a Combination of Offeror Common Shares and Cash – Tax Election” below. For a description of the treatment of capital gains and capital losses, see “– Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” below.

If the Resident Holder separately owns other Offeror Common Shares as capital property at that time, the adjusted cost base of all Offeror Common Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the Offeror Common Shares acquired on the exchange with the adjusted cost base of those other Offeror Common Shares.

Exchange of Common Shares for Offeror Common Shares only or a Combination of Offeror Common Shares and Cash – Tax Election

The following applies to a Resident Holder who is an Eligible Holder. An Eligible Holder who receives Offeror Common Shares only or a combination of cash and Offeror Common Shares under the Offer may obtain a full or partial tax deferral in respect of the disposition of Common Shares as a consequence of filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and the Offeror under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Tax Election”).

So long as, at the time of the disposition, the adjusted cost base to an Eligible Holder of the Eligible Holder’s Common Shares equals or exceeds the aggregate of the amount of any cash received as a result of such disposition by such Eligible Holder, the Eligible Holder may select an Elected Amount so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below, in the Tax Election to be treated as the Eligible Holder’s proceeds of disposition of the Common Shares.

In general, where an election is made, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition;

(b)	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Common Shares disposed of, determined at the time of the disposition, and the fair market value of the Common Shares at that time; and

(c)	the Elected Amount may not exceed the fair market value of the Common Shares at the time of the disposition.

Where an Eligible Holder and the Offeror make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

(a)	the Common Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b)	if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Common Shares, determined at the time of the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)	to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)	the aggregate cost to the Eligible Holder of Offeror Common Shares acquired as a result of the disposition will equal the amount, if any, by which the Elected Amount exceeds the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition, and such cost will be averaged with the adjusted cost base of all other Offeror Common Shares held by the Eligible Holder immediately prior to the disposition for the purpose of determining thereafter the adjusted cost base of each Offeror Common Share held by such Eligible Holder.

The Offeror has agreed to make a Tax Election with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (or any applicable provincial tax legislation).

A tax instruction letter (the “Tax Instruction Letter”) providing certain instructions on how to complete the Tax Election forms may be obtained at the Offeror’s website (www.bce.ca/investors).

To make a Tax Election, an Eligible Holder must provide the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 90 days after the disposition of the Common Shares by the Eligible Holder. The information will include the number of Common Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax legislation), a copy of the election form containing the information provided will be signed by the Offeror and provided to the Eligible Holder, within thirty (30) days of receipt by the Offeror, for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder is solely responsible for ensuring the Tax Election is completed correctly and filed with the CRA (and any applicable provincial tax authority) by the required deadline.

The Offeror will make a Tax Election only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Neither the Offeror nor the Company will be responsible for the proper completion or filing of any election form, and the Eligible Holder will be solely responsible for the payment of any taxes, interest, penalties, damages or expenses arising in respect of any late filed Tax Elections. The Offeror agrees only to execute an election form containing information provided by the Eligible Holder which complies with the provisions of the Tax Act (and any applicable provincial tax legislation) and to provide such executed election form to the Eligible Holder for filing with the CRA (and any applicable provincial tax authority). At its sole discretion, the Offeror may accept and execute an election form that is not received within the 90 day period; however, no assurances can be given that the Offeror will do so. Accordingly, all Eligible Holders who wish to make a joint election with the Offeror should give their immediate attention to this matter. With the exception of execution and delivery of the election form by the Offeror, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the election. Accordingly, none of the Offeror, the Company, the Depositary or the Information Agent will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the Tax Instruction Letter, to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the election form must be received by the CRA on or before the day that is the earliest of the days on or before which either the Offeror or the Eligible Holder (or any partner thereof where the Eligible Holder is a partnership) is required to file an income tax return for the taxation year in which the disposition occurs. The Offeror’s 2014 taxation year is scheduled to end on December 31, 2014, although the Offeror’s taxation year may end earlier as a result of an event such as an amalgamation. The Offeror’s income tax return is required to be filed within six months of its taxation year end. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines (including, where applicable, provincial deadlines) applicable to their own particular circumstances. However, regardless of such deadlines, information necessary for an Eligible Holder to make a Tax Election must be received by the Offeror in accordance with the procedures set out in the Tax Instruction Letter no later than 90 days after the disposition of Common Shares by the Eligible Holder.

Any Eligible Holder who does not ensure that information necessary to make a Tax Election has been received in accordance with the procedures set out in the Tax Instruction Letter within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) and 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Tax Election with the Offeror should give their immediate attention to this matter. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Tax Election. Eligible Holders wishing to make the Tax Election are urged to consult their own tax advisors. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing his, her or its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Common Share or an Offeror Common Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized, interest and certain dividends. Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 24 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under Part XVII of the CBCA. The income tax consequences to a Resident Holder of a disposition of Common Shares in such circumstances generally will be as described above under the heading “– Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Cash only or a Combination of Offeror Common Shares and Cash – No Tax Election”, “– Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Offeror Common Shares Only – No Tax Election”, or “– Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Offeror Common Shares only or a Combination of Offeror Common Shares and Cash – Tax Election”, as the case may be depending on the nature of the consideration received by the Resident Holder and whether the Resident Holder makes a Tax Election.

A Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for his, her or its Common Shares will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such dissenting Resident Holders will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described under the heading “– Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Cash only or a Combination of Offeror Common Shares and Cash – No Tax Election” and “– Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Losses” above.

Any interest awarded to a Resident Holder by the court in connection with a Compulsory Acquisition must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 24 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares.

The income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Common Shares under the Offer and will depend on the particular form and circumstances of the transaction. Depending on the form of the transaction, a Resident Holder may realize a capital gain (or loss) and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such transaction to a Resident Holder. A Tax Election may not be available to an Eligible Holder depending on the particular form and circumstances of a Subsequent Acquisition Transaction.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 19 of this Circular, “Effect of the Offer on the Market for Common Shares, Listing and Public Disclosure by the Company”, the Common Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the Common Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX) and the Company ceases to be a “public corporation” for purposes of the Tax Act, the Common Shares will not be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, registered disability savings plans, deferred profit sharing plans or tax-free savings accounts (“TFSAs”) (collectively, “Deferred Income Plans”). Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

Dividends on Offeror Common Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Offeror at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

In the case of a Resident Holder of Offeror Common Shares that is a corporation, dividends received on the Offeror Common Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income. A Resident Holder of Offeror Common Shares that is a “private corporation” (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts). may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received on the Offeror Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Offeror Common Shares

A disposition or deemed disposition of an Offeror Common Share by a Resident Holder (other than a disposition to the Offeror in circumstances other than a purchase by the Offeror in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Offeror Common Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “– Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” above.

Eligibility for Investment

The Offeror Common Shares, provided they are listed on a designated stock exchange (which currently includes the TSX), if issued on the date of this Circular, would be qualified investments under the Tax Act for a trust governed by a Deferred Income Plan.

Notwithstanding that the Offeror Common Shares may be qualified investments, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the Offeror Common Shares and other tax consequences may result if the Offeror Common Shares are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RRSP or RRIF, as the case may be. The Offeror Common Shares will generally be a “prohibited investment” if the holder or the annuitant, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or the holder or the annuitant, as the case may be, has a “significant interest” (as defined in the Tax Act) in the Offeror. In addition, Offeror Common Shares will not be a prohibited investment for a TFSA, RRSP or RRIF if such shares are “excluded property” (as defined in the Tax Act) for such TFSA, RRSP or RRIF. Resident Holders are urged to consult their own tax advisors in this regard.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere. Relief under an applicable income tax treaty or convention may not be available for a Non-Resident Holder that is subject to the proposed “treaty-shopping” rule contained in the 2014 Canadian federal budget released February 11, 2014. Such Non-Resident Holders are urged to consult their own tax advisors.

An Eligible Holder does not include a Non-Resident Holder (but may include a partnership having both residents and non-residents of Canada as members). Any such partnership which desires to make a Tax Election is urged to consult its own tax advisors in this regard.

Disposition of Common Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares pursuant to the Offer unless those Common Shares constitute “taxable Canadian property” and are not “treaty-protected property” of the Non-Resident Holder.

Generally, a Common Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company, and (b) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Common Shares may otherwise in certain circumstances be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders whose Common Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Common Shares are considered to be taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Common Shares constitute “treaty-protected property”, as defined in the Tax Act. Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.

In the event that the Common Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder on the disposition thereof pursuant to the Offer, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer” as if the Non-Resident Holder were a Resident Holder thereunder. Such Non-Resident Holder, however, may be entitled to the automatic tax deferral provisions of section 85.1 of the Tax Act as described above where the Non-Resident Holder receives only Offeror Common Shares as consideration for depositing Common Shares to the Offer if such Non-Resident Holder satisfies the conditions above under the heading “Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Offeror Common Shares Only – No Tax Election” and such Non-Resident Holder is generally not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. If section 85.1 of the Tax Act applies, the Offeror Common Shares received in exchange for Common Shares that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder.

In the event that the Common Shares constitute taxable Canadian property and the disposition of such Common Shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the income tax consequences as described above under “Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” will generally apply on the same basis as if the Non-Resident Holder were a Resident Holder thereunder. Non-Resident Holders whose Common Shares are taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 24 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Common Shares not deposited under the Offer pursuant to statutory rights of purchase under Part XVII of the CBCA.

A Non-Resident Holder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition.

Whether a Common Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition will generally be determined as described above (see “Holders Not Resident in

Canada – Disposition of Common Shares Pursuant to the Offer”) except that more stringent rules may be applied where the Common Shares cease to be listed on a designated stock exchange (see “Holders Not Resident in Canada – Potential Delisting” below).

A Non-Resident Holder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition unless the Common Shares constitute treaty-protected property or such Non-Resident Holder receives only Offeror Common Shares as consideration for Common Shares of the Non-Resident Holder. See “Holders Not Resident in Canada – Disposition of Common Shares Pursuant to the Offer”.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 24 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares.

The income tax treatment to a Non-Resident Holder of a Subsequent Acquisition Transaction will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Common Shares under the Offer and will depend on the particular form and circumstances of the transaction.

Depending on the form of the transaction, a Non-Resident Holder may realize a capital gain (or loss) and/or be deemed to receive a dividend. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain generally would depend on whether the Common Shares are “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of the disposition and whether the Non-Resident Holder is entitled to relief under an applicable tax treaty or convention.

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Subsequent Acquisition Transaction, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

No opinion is expressed herein as to the income tax consequences of any such transaction to a Non-Resident Holder.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 19 of this Circular, “Effect of the Offer on the Market for Common Shares, Listing and Public Disclosure by the Company”, Common Shares may cease to be listed on the TSX (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Common Shares pursuant to the Offer are cautioned that Common Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares may be deemed to be taxable Canadian property.

If the Common Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not treaty-protected property of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on disposition. In addition, if such Common Shares constitute taxable Canadian property and are not listed on a recognized stock exchange (which includes the TSX) at the time of their disposition, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder, in which case the Offeror (or a successor thereof, as applicable) may deduct and withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors in this regard.

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

Any dividends paid in respect of Offeror Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Treaty, where dividends are paid to, or derived by, a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of Offeror Common Shares

A Non-Resident Holder who holds Offeror Common Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such Offeror Common Shares (other than generally to the Offeror). The circumstances in which the Offeror Common Shares may constitute “taxable Canadian property” will be the same as described above under “Holders Not Resident in Canada – Disposition of Common Shares Pursuant to the Offer”.

Even if the Offeror Common Shares are considered to be “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Offeror Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Offeror Common Shares constitute “treaty-protected property”. Offeror Common Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty or convention, be exempt from tax under Part I of the Tax Act. Non-Resident Holders who hold Offeror Common Shares that are or may be “taxable Canadian property” are urged to consult their own advisors as to the Canadian income tax consequences of disposing of their Offeror Common Shares acquired pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

In the event that Offeror Common Shares constitute taxable Canadian property but not “treaty-protected property” to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property is urged to consult his, her or its own tax advisors regarding any resulting Canadian reporting requirements.

26.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences to Common Shareholders of their participation in the Offer and of their ownership and disposition of Offeror Common Shares received pursuant to the Offer. This discussion does not address the U.S. federal income tax consequences of (a) any conversion into Common Shares, Offeror Common Shares or cash of any notes, debentures or other debt instruments, (b) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Common Shares or Offeror Common Shares, including the Convertible Securities, and (c) any transaction, other than the Offer, in which Common Shares, Offeror Common Shares or cash are acquired.

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, persons who actually or constructively own or have owned (including through attribution) 10% or more of the Common Shares or Offeror Common Shares by vote or value, persons holding Common Shares or Offeror Common Shares as part of a hedge, straddle, conversion, wash sale, constructive sale or other integrated transaction, banks and other financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired Common Shares or Offeror Common Shares in connection with employment or other performance of services, U.S. Holders that have a functional currency other than the U.S. dollar and persons who have ceased to be U.S. citizens or to be taxed as resident aliens). In addition, this discussion does not consider the effect of the U.S. federal alternative minimum tax or any state, local, non-U.S. or other tax laws, or any other U.S. federal tax considerations (e.g., estate or gift tax) apart from U.S. federal income tax considerations, that may be applicable to particular holders. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. This discussion addresses only holders that hold their Common Shares and Offeror Common Shares as capital assets within the meaning of the Code (generally, assets held for investment purposes).

Each Common Shareholder is urged to consult its own tax advisors regarding the potential U.S. tax consequences of participating in the Offer and of the ownership and disposition of Offeror Common Shares received pursuant to the Offer, in light of such Common Shareholder’s individual circumstances, as well as the consequences under the tax laws of any state, local or non-U.S. jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of Common Shares or Offeror Common Shares, as applicable, that is, for U.S. federal income tax purposes: (a) a citizen or individual resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

As used herein, a “Non-U.S. Holder” means a beneficial owner of Common Shares or Offer Common Shares that is neither a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) nor a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares or Offeror Common Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Common Shares or Offeror Common Shares that are partnerships (and partners in such partnerships) are urged to consult their own tax advisors regarding the tax consequences of participating in the Offer and of the ownership and disposition of Offeror Common Shares received pursuant to the Offer.

Certain U.S. Federal Income Tax Considerations Related to Participation in the Offer

Tax Consequences for U.S. Holders

Exchange of Common Shares

The exchange of Common Shares for (a) cash in the case of Common Shareholders electing the Cash Alternative, (b) Offeror Common Shares in the case of Common Shareholders electing the Share Alternative or (c) cash and Offeror Common Shares in the case of Common Shareholders electing the Cash and Share Alternative, will in each case be treated for U.S. federal income tax purposes as a fully taxable sale of the Common Shares in exchange for cash and/or the Offeror Common Shares. A U.S. Holder will generally recognize taxable gain or loss on the exchange of a Common Share in an amount equal to the difference, if any, between (a) the fair market value of any Offeror Common Shares received in exchange for such Common Share, measured in U.S. dollars, plus the U.S. dollar value of any cash received in exchange for such Common Share and (b) such U.S. Holder’s adjusted tax basis in the Common Share. U.S. Holders must calculate gain or loss separately for each block of Common Shares exchanged pursuant to the Offer (that is, Common Shares acquired at the same cost in a single transaction).

The U.S. dollar value of cash received in Canadian dollars by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects will likely be determined by reference to the spot Canadian/U.S. dollar rate on the settlement date. However, in the case of an accrual basis U.S. Holder that does not elect, the U.S. dollar value of cash received in Canadian dollars will likely be determined by reference to the spot Canadian/U.S. dollar rate on the Expiry Date. On the settlement date, such a U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the Expiry Date and the settlement date.

Subject to the passive foreign investment company (“PFIC”) rules discussed below, any gain or loss recognized by a U.S. Holder on the disposition of a Common Share pursuant to the Offer will be capital gain or loss, and will be long-term capital gain or loss if, on the date of exchange, the Common Share has been held for more than one year. Long-term capital gains recognized by U.S. Holders that are not corporations generally will be taxed at preferential rates. The deductibility of capital losses is subject to limitations. Generally, any gain or loss recognized by a U.S. Holder on an exchange of Common Shares for Offeror Common Shares pursuant to the Offer will be treated as income from, or loss allocable to, sources within the United States for U.S. foreign tax credit limitation purposes.

PFIC Rules

Certain adverse consequences could apply to a U.S. Holder upon exchange of Common Shares pursuant to the Offer if the Company is or was treated as a PFIC for any taxable year during which the U.S. Holder holds or held Common Shares. In general, the Company would be considered a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds or held Common Shares, after applying certain look through rules, either (a) at least 75% of the gross income of the Company for the taxable year is passive income or (b) at least 50% of the value, determined on the basis of a quarterly average, of the Company’s gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes interest, dividends, rents, annuities, royalties and certain gains. Based on the Company’s public filings, the Offeror believes that the Company is not currently a PFIC. However, there can be no assurance that the Company was not a PFIC for any taxable year during a U.S. Holder’s holding period in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding the application of PFIC rules to their participation in the Offer.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (a) the U.S. Holder’s “net investment income” (or undistributed “net investment income,” in the case of an estate or trust) for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and certain net gains (including net gains from the disposition of Common Shares pursuant to the Offer), unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, trusts or estates are urged to consult their own tax advisors regarding the applicability of the Medicare Tax to their income and gains recognized in respect of the Offer.

Tax Consequences for Non-U.S. Holders

A Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on exchange of Common Shares pursuant to the Offer unless:

•

The gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting such Non-U.S. Holder to United States taxation on a net income basis, or

•	The Non-U.S. Holder is an individual, is present in the United States for 183 or more days in the taxable year of the exchange and certain other conditions exist.

In the case of a corporate Non-U.S. Holder, “effectively connected” gain recognized pursuant to the Offer may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Information Reporting and Backup Withholding

Information reporting requirements may apply with respect to a holder that participates in the Offer. A holder may also be subject to backup withholding (currently at a rate of 28%) with respect to cash proceeds received on the disposition of Common Shares pursuant to the Offer that are paid to a holder within the United States (and, in certain cases, outside of the United States) unless the holder (a) comes within certain exempt categories and demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder’s U.S. federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the Internal Revenue Service on a timely basis. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

Certain U.S. Federal Income Tax Considerations Related to Ownership of the Offeror Common Shares Received Pursuant to the Offer

U.S. Holders

Basis and Holding Period

For U.S. federal income tax purposes, a U.S. Holder’s aggregate tax basis in any Offeror Common Shares received pursuant to the Offer will be equal to the fair market value the Offeror Common Shares received by such U.S. Holder on the date Common Shares are exchanged pursuant to the Offer, and a U.S. Holder’s holding period with respect to such Offeror Common Shares will begin on the day following the date its Common Shares are exchanged pursuant to the Offer.

Distributions on Offeror Common Shares

In general, subject to the PFIC rules discussed below, the gross amount of any dividend the Offeror pays to a U.S. Holder out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Dividends that constitute qualified dividend income will be taxable to a noncorporate U.S. Holder at the preferential rates applicable to long-term capital gains provided that the U.S. Holder holds the Offeror Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Provided that the Offeror is not a PFIC for the taxable year in which the Offeror pays a dividend with respect to the Offeror Common Shares and the preceding taxable year, dividends the Offeror pays with respect to the Offeror Common Shares generally will be qualified dividend income.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in this gross amount even though such holder does not in fact receive it. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian/U.S. dollar rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Offeror Common Shares and thereafter as capital gain. However, the Offeror does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat distributions the Offeror makes as dividends.

Subject to certain limitations, the Canadian tax withheld in accordance with the Canada-U.S. Tax Treaty and paid over to Canada will be creditable or deductible against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian law or under the Canada-U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Sale or Other Disposition of Offeror Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or otherwise disposes of Offeror Common Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the U.S. dollar value of the amount that the U.S. Holder realizes and such holder’s tax basis, determined in U.S. dollars, in the Offeror Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Offeror Common Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and certain net gains (including net gains from the disposition of Offeror Common Shares received pursuant to the Offer), unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their own tax advisors regarding the applicability of the Medicare Tax to their income and gains in respect of Offeror Common Shares received pursuant to the Offer.

Non-U.S. Holders

Distributions on Offeror Common Shares

Dividends paid to a Non-U.S. Holder in respect of Offeror Common Shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting such Non-U.S. Holder to U.S. taxation on a net income basis. In such cases, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder. In the case of a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of Offeror Common Shares

A Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of Offeror Common Shares unless:

•

The gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting such Non-U.S. Holder to United States taxation on a net income basis, or

•	The Non-U.S. Holder is an individual, is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

In the case of a corporate Non-U.S. Holder, “effectively connected” gains that the Non-U.S. Holder recognizes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

Certain adverse consequences could apply to a U.S. Holder if the Offeror is treated as a PFIC under the rules described above in “– Certain U.S. Federal Income Tax Considerations Related to Participation in the Offer – Tax PFIC Rules” for any taxable year during which the U.S. Holder holds Offeror Common Shares. Based on current income, assets and activities, the Offeror believes that Offeror Common Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes in the current taxable year, and are not likely to become stock of a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually as at the close of each taxable year and thus may be subject to change.

If the Offeror were to be treated as a PFIC in any taxable year, unless a U.S. Holder of Offeror Common Shares elects to be taxed annually on a mark-to-market basis with respect to the Offeror Common Shares, gain realized on the sale or other disposition of Offeror Common Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holding period for the Offeror Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Offeror Common Shares will be treated as stock in a PFIC with respect to a U.S. Holder if the Offeror were a PFIC at any time during the holder’s holding period in the Offeror Common Shares. Dividends received from the Offeror would not be eligible for the special tax rates applicable to qualified dividend income if the Offeror is treated as a PFIC with respect to a U.S. Holder of Offeror Common Shares either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (a) stocks and securities issued by non-United States persons, (b) financial instruments and contracts that have non-U.S. issuers or counterparties, and (c) interests in foreign entities. Holders are urged to consult their own tax advisors regarding the application of this reporting requirement to their ownership of the Offeror Common Shares.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to dividend payments or other taxable distributions made to noncorporate U.S. Holders within the United States, and the payment of proceeds to such holders from the sale of Offeror Common Shares effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on such holder’s U.S. federal income tax returns.

Non-U.S. Holders are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to such holders outside the United States by the Offeror or another non-U.S. payor. Non-U.S. Holders are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Offeror Common Shares effected at a U.S. office of a broker, as long as either (a) the payor or broker does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person and the Non-U.S. Holder has furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (b) the Non-U.S. Holder otherwise establishes an exemption.

Payment of the proceeds from the sale of Offeror Common Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (a) the broker has certain connections to the United States, (b) the proceeds or confirmation are sent to the United States or (c) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder’s U.S. federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the Internal Revenue Service on a timely basis. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

27.	EXPENSES OF THE OFFERS

The Offeror estimates that expenses in the aggregate amount of approximately $35 million will be incurred by the Offeror and/or one or more of its Affiliates in connection with the Offers, including legal, financial advising, accounting, filing and printing costs, the Depositary fees, the Information Agent fees, the cost of preparation and mailing of the Offers, the fees in respect of the Valuation, and fees or expenses in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares and Preferred Shares.

28.	BENEFITS FROM THE OFFER

Other than as disclosed elsewhere in this Circular, no person named under “Beneficial Ownership of and Trading in Securities” in Section 11 of this Circular, will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Common Shareholder who tenders Common Shares to the Offer.

29.	EXPERTS

The audited consolidated financial statements of the Offeror for the years ended December 31, 2013 and 2012 incorporated by reference in this Offer and Circular have been audited by Deloitte LLP, independent registered public accounting firm, as stated in its report in respect thereof dated March 6, 2014 which is incorporated by reference into this Offer and Circular. Such audited consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

30.	DOCUMENTS FILED WITH THE SEC AS PART OF THE REGISTRATION STATEMENT

A registration statement (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended, which covers the Offeror Common Shares to be offered to Common Shareholders that are residents of the United States, has been filed with the SEC on Form F-8. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as part of the Offeror’s Registration Statement: (a) this Offer and Circular; (b) the Letter of Transmittal and Election Form; (c) the Notice of Guaranteed Delivery; (d) the Valuation and Fairness Opinions; (e) the Support Agreement; (f) the Lock-up Agreements; (g) the documents listed in Section 32 of this Circular, “Documents Incorporated by Reference”; (h) the consents of Goodmans, Barclays, Scotia and Deloitte LLP; and (i) powers of attorney.

31.	LEGAL MATTERS

Certain matters of Canadian Laws relating to the Offer have been passed upon by Goodmans, on behalf of the Offeror. As of the date of this Circular, the partners and associates of Goodmans beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of the Offeror or of the Company. Sullivan & Cromwell has advised the Offeror regarding certain matters of United States Law.

32.	DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Offeror, filed with the various provincial Securities Regulatory Authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and this Circular:

(a)	the annual information form dated March 6, 2014 for the year ended December 31, 2013;

(b)	the audited consolidated financial statements for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof;

(c)	management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2013 (“Annual MD&A”);

(d)	the notice of annual general shareholder meeting and management proxy circular dated March 6, 2014 in respect of the annual and general meeting of shareholders of the Offeror held on May 6, 2014;

(e)	the unaudited consolidated interim financial statements for the six months ended June 30, 2014 and 2013 and notes related thereto; and

(f)	management’s discussion and analysis of results of operations and financial condition for the six months ended June 30, 2014 and 2013 (“Interim MD&A”).

Any statement contained in the Offer and this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Offer and this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

All documents of the type referred to above (excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by the Offeror with any securities commission or similar regulatory authority in Canada or the United States on or after the date of the Offer and Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular.

Information has been incorporated by reference in the Offer and this Circular from documents filed with the Securities Regulatory Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or by telephone: 1-514-786-8424, and are also available electronically on SEDAR at www.sedar.com.

33.	RISK FACTORS

Common Shareholders should carefully consider the following risk factors related to the Offer and the Offeror. In addition to the risks related to the Offer and the Offeror set out in the documents incorporated by reference in the Offer and Circular, the successful completion of the acquisition by the Offeror of all of the Common Shares is subject to certain risks, including as set out below. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror.

Risk Factors Related to the Offer and the Offeror

The Offeror Common Shares issued in connection with the Offer may have a market value different than expected.

The exchange ratio will not be adjusted to reflect any changes in the market value of the Offeror Common Shares. As a result, the market values of the Offeror Common Shares and the Common Shares at the time of the take-up of Common Shares under the Offer may vary significantly from the values at the date of the Support Agreement, the

Offer and this Circular, or the date that Common Shareholders tender their Common Shares. If the market price of the Offeror Common Shares declines, the value of the consideration received by the Common Shareholders who receive Offeror Common Shares pursuant to the Offer will decline as well. Variations in the market price of the Offeror Common Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which the Offeror has no control.

If the Offer is completed, the market for Common Shares may be adversely affected, Common Shares may be delisted and the Company may cease to be a reporting issuer.

The purchase of any Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Common Shareholders, and, depending on the number of Common Shareholders participating in the Offer and the number of Common Shares deposited by such Common Shareholders, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, the Offeror may be able to cause the Company to eliminate any public reporting obligations of the Company under applicable Securities Laws in any province of Canada or any other jurisdiction in which it has an insignificant number of shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSX. Although it is possible that the Common Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Common Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Common Shares remaining at such time and the interest in maintaining a market in the Common Shares on the part of securities firms. The Offeror intends to cause the Company to apply to delist the Common Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Common Shares are delisted and the Company ceases to be a “public corporation” for the purposes of the Tax Act, Common Shares would cease to be qualified investments for trusts governed by RRSPs, RRIFs, TFSAs, registered education savings plans, registered disability savings plans and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident Common Shareholders, as described in Section 25 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

The issuance of Offeror Common Shares as consideration under the Offer could adversely affect the market price of the Offeror Shares after the take up of Common Shares under the Offer.

If all of the outstanding Common Shares are tendered to the Offer, up to an additional 60,899,323 Offeror Common Shares will be available for trading in the public market. The overall increase in the number of Offeror Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Offeror Shares. The perceived risk of substantial sales of Offeror Shares, as well as any actual sales of such Offeror Shares in the public market, could adversely affect the market price of the Offeror Shares.

Common Shareholders may not receive their desired consideration of cash and/or Offeror Common Shares pursuant to the Offer due to pro-ration.

Common Shareholders who tender their Common Shares to the Offer and who elect to receive the Cash Alternative or the Share Alternative, will be subject to pro-ration. Accordingly, Common Shareholders who elect the Cash Alternative may receive Offeror Common Shares and less cash than elected due to pro-ration. Common Shareholders who elect the Share Alternative may receive cash and less Offeror Common Shares than elected due to pro-ration. Assuming that either all Common Shareholders tendered to the Cash Alternative or all Common Shareholders tendered to the Share Alternative, each Common Shareholder would be entitled to receive $7.75 in cash and 0.4778 of an Offeror Common Share for each Common Share tendered, subject to adjustment for fractional shares. The elections of Common Shareholders electing (or deemed to be electing) the Cash and Share Alternative will not be subject to pro-ration.

The acquisition of all of the outstanding Common Shares might not be successfully completed without the possibility of Common Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Common Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Common Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Common Shareholders for their Common Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Common Shareholders exercising dissent rights in respect of a substantial number of Common Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to a Common Shareholder under the Offer may differ materially from the tax consequences to a Common Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction.

After consummation of the Offer, the Offeror’s interest could differ from that of the remaining minority Common Shareholders.

After the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Common Shares not deposited under the Offer or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a right of acquisition, to integrate the Company and the Offeror, by Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Common Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to the Company may differ from, and conflict with, those of any remaining minority Common Shareholders.

The Support Agreement may be terminated by the Company or the Offeror in certain circumstances and, accordingly, the Offer may not be completed.

Each of the Company and the Offeror has the right to terminate the Support Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Offeror provide any assurance, that the Support Agreement will not be terminated by either the Company or the Offeror before the completion of the Offer and, accordingly, the Offer may not be successfully completed without the support of the Company. See Section 5 of this Circular, “Agreements Relating to the Offer – Support Agreement – Termination of the Support Agreement”.

Additional Risk Factors Related to the Offeror

Common Shareholders who tender their Common Shares to the Offer and who elect the Share Alternative or the Cash and Share Alternative, and Common Shareholders who elect the Cash Alternative and are subject to pro-ration, will receive Offeror Common Shares pursuant to the Offer. Accordingly, such Common Shareholders should carefully consider the risks and uncertainties associated with the Offeror described in the documents that the Offeror has filed with the Securities Regulatory Authorities incorporated by reference herein, including, in particular, section 9 of the Annual MD&A and the other sections of the Annual MD&A referred to in such section 9, as updated in the Offeror’s management’s discussion and analysis for the three months ended March 31, 2014 and 2013 and in the Interim MD&A. Copies of these documents can be found under the Offeror’s profile on SEDAR at www.sedar.com.

34.	SOLICITING DEALER GROUP

The Offeror may retain one or more dealer managers to form a soliciting dealer group to solicit acceptances of the Offer. The soliciting dealer group may be comprised of members of the Investment Industry Regulatory Organization of Canada and participating organizations of the TSX to solicit acceptances of the Offer.

If a dealer manager is retained and a soliciting dealer group is formed, the Offeror expects to pay to each soliciting dealer a fee customary for such transactions for each Common Share deposited and taken up by the Offeror under the Offer and it is expected that the dealer managers will be reimbursed for certain reasonable out-of pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities and expenses in connection with the Offer. The Offeror may require the soliciting dealers to furnish evidence of beneficial ownership satisfactory to the Offeror, acting reasonably, before providing payment of such solicitation fees.

No fee or commission will be payable by any Common Shareholder who transmits Common Shares directly to the Depositary or who makes use of the services of a soliciting dealer to accept the Offer.

35.	DEPOSITARY AND INFORMATION AGENT

The Offeror has engaged CST Trust Company to act as the Depositary for the Offer. The Depositary may contact Common Shareholders by mail, telephone and facsimile and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Common Shares. The Depositary will facilitate book-entry only transfers of Common Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has also retained CST Phoenix Advisors to act as Information Agent in connection with the Offer. The Information Agent may contact Common Shareholders by mail, telephone, other electronic means or in person and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to Common Shareholders. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance concerning the Offer may be directed to the Depositary (CST Trust Company) at 1-866-271-6893 toll free in North America, or at 1-416-682-3860 outside of North America, or by e-mail at inquiries@canstockta.com, or to the Information Agent (CST Phoenix Advisors) at 1-866-822-1244 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@phoenixadvisorscst.com. Further contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Except as expressly set forth in this Offer and Circular, no investment dealer, broker, bank, trust company and other nominee shall be deemed to be an agent of the Offeror or the Depositary for the purposes of the Offer.

36.	OFFEREES’ STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Common Shareholders of the Company with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Common Shareholders. However, such rights must be exercised within prescribed time limits. Common Shareholders should refer to the applicable provisions of the Securities Laws of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Common Shareholder. Common Shareholders should accordingly also contact their broker or other nominee for assistance as required.

37.	DIRECTORS’ APPROVAL

The contents of the Offer and this Circular have been approved and the sending thereof to the Common Shareholders has been authorized by the Offeror Board.

GLOSSARY

In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set forth below:

“Adjusted EBITDA” has the meaning given thereto in the management’s discussion and analysis of Bell Aliant GP’s financial condition as at, and results of operations for, the three and six months ended June 30, 2014 and 2013, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com;

“Adjusted EPS” has the meaning ascribed thereto in Section 12 of the Circular, “Certain Information Concerning Securities of the Offeror”;

“Affiliate” or “Affiliates” means a Subsidiary of a Person, or a Person is also deemed to be an Affiliate of another Person if both are Subsidiaries of the same Person, or if each of them is controlled by the same Person. Notwithstanding the foregoing, for purposes of the Summary, Offer and Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by the Offeror, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of the Summary, Offer and Circular, to be Subsidiaries and Affiliates of the Company and not of the Offeror or Bell Canada, and (b) the Company shall be deemed for the purposes of the Summary, Offer and Circular to not be a Subsidiary or Affiliate of the Offeror or Bell Canada;

“Aliant” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“allowable capital loss” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“Annual MD&A” has the meaning ascribed thereto in Section 32 of the Circular, “Documents Incorporated by Reference”;

“Appointee” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“ARC” means an advance ruling certificate;

“Arm’s Length” has the meaning attributed thereto under the Income Tax Act (Canada);

“Articles” means the articles of incorporation of the Offeror;

“Barclays” has the meaning ascribed thereto in Section 4 of the Circular, “Reasons to Accept the Offer;

“Barclays Engagement” has the meaning ascribed thereto in Section 15 of the Circular, “Barclays Valuation and Fairness Opinions”;

“Barclays Engagement Agreement” has the meaning ascribed thereto in Section 15 of the Circular, “Barclays Valuation and Fairness Opinion”;

“Barclays Fairness Opinion” means the opinion of Barclays dated July 22, 2014 to the effect that, subject to the assumptions, limitations and qualifications contained therein, the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates);

“Bell Aliant GP” means Bell Aliant Regional Communications Inc.;

“Bell Aliant LP” means Bell Aliant Regional Communications, Limited Partnership;

“Blakes” means Blake, Cassels & Graydon LLP;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Common Shareholder’s Common Shares into the Depositary’s account at CDS;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“Bruncor” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario, Montreal, Québec or Halifax, Nova Scotia;

“Canada-U.S. Tax Treaty” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction”;

“Cash Alternative” has the meaning ascribed thereto on the cover pages to the Offer and Circular;

“Cash and Share Alternative” has the meaning ascribed thereto on the cover pages to the Offer and Circular;

“Cash Electing Common Shareholders” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“CDS Participants” means a direct or indirect participant of CDS;

“CDSX” means the computer system by which CDS Participants can deposit book-based shares to the Depository directly in lieu of completing and depositing a Letter of Transmittal and Election Form to the Depositary;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof, including Annex A appended thereto;

“Code” has the meaning ascribed thereto in Section 26 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Common Shares” has the meaning ascribed thereto on the cover pages to the Offer and Circular;

“Common Shareholder” or “Common Shareholders” means the holders of Common Shares other than the Offeror and its Affiliates;

“Company” means Bell Aliant Inc.;

“Company Board” means the board of directors of the Company;

“Company Change in Recommendation” has the meaning ascribed thereto in Section 5 of the Circular, “Agreement Relating to the Offer”;

“Company Special Committee” means the special committee of the Company Board formed to consider the Offer;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means (a) both of (i) the expiry, waiver, or termination of any applicable waiting periods, including any extension of a waiting period, under Section 123 of the Competition Act, and (ii) the advisement by the Commissioner in writing to the Offeror that the Commissioner does not, at this time, intend to make an application under Section 92 of the Competition Act, or (b) the issuance of an ARC issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Support Agreement;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 24 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”;

“Confidentiality Agreement” means the mutual non-disclosure agreement made as of July 11, 2014 between the Offeror and the Company;

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract or undertaking (written or oral) to which such Person is a party or by which such Person is bound or affected or to which any of its assets is subject;

“Conversion” has the meaning ascribed thereto in Section 2 of the Circular, “The Company”;

“Convertible Securities” means all securities convertible into, or exchangeable or exercisable for Common Shares or otherwise evidencing a right to acquire any Common Shares or other securities of the Company and including, without limitation, the Deferred Shares;

“CRA” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“DCF” has the meaning ascribed thereto in Section 15 of the Circular, “Barclays Valuation and Fairness Opinion”;

“Deferred Income Plans” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“Deferred Shares” means the deferred shares issued under the DSP;

“Depositary” means CST Trust Company;

“Deposited Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“Director” means the Director appointed under Section 260 of the CBCA;

“Directors’ Circular” means the directors’ circular of the Company with respect to the Offer;

“Dissenting Offeree” has the meaning ascribed thereto in Section 24 of the Circular, “Acquisition of Common Share Not Deposited Under the Offer”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“DRIP” means the Bell Aliant Dividend Reinvestment and Stock Purchase Plan;

“DRS Statement” means a Direct Registration System statement;

“DSP” means the Company Deferred Share Plan for executive employees;

“Effective Date” means the date on which the Offeror first takes up and pays for Common Shares deposited to the Offer;

“Elected Amount” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Offeror Common Shares only or a Combination of Offeror Common Shares and Cash – Tax Election”;

“Eligible Holder” means a beneficial holder of Common Shares that is either (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

“Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually participating organizations in a recognized stock exchange in Canada and/or the United States, members of IIROC, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Employee Plans” means all plans or arrangements providing for the benefit of employees generally or for any particular executive officer including all of the employee benefit, health, welfare, disability, bonus, deferred compensation, stock compensation, stock option or purchase or other stock-based compensation plans or arrangements, retirement plans, post-retirement benefit plans or arrangements, pension plans or arrangements applicable to present or former employees or directors of the Company or any of its Subsidiaries which are currently maintained or participated in by the Company or any of its Subsidiaries and under which the Company or any of its Subsidiaries has any material obligations or liabilities;

“Encumbrance” means (a) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement, and (b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation;

“EPS” has the meaning ascribed thereto in Section 12 of the Circular, “Certain Information Concerning Securities of the Offeror”;

“ESP” means the Bell Aliant LP, and/or its successors, Employee Savings Plan, as it may be amended from time to time, which will be effective as of January 1, 2011;

“ESSP” means the Company Employee Stock Savings Plan, as it may be amended from time to time;

“Exchange Act” has the meaning ascribed thereto on page (i), “Notice to Common Shareholders in the United States”;

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning ascribed thereto in Section 2 of the Offer, “Time for Acceptance”;

“Fairness Opinions” means the Barclays Fairness Opinion and the Scotia Fairness Opinion;

“Fully-Diluted Basis” means that the number of outstanding Common Shares as of a particular time is deemed to be the sum of (a) the number of Common Shares outstanding at such time (including any Common Shares credited to a participant’s account under the ESP and the ESSP), plus (b) the number of Common Shares issuable pursuant to the terms of all Deferred Shares outstanding at such time (in accordance with the DSP), assuming the satisfaction of all conditions of the grants of such Deferred Shares);

“Fund” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“Goodmans” means Goodmans LLP;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto as in effect from time to time;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“Information Agent” means CST Phoenix Advisors;

“Interested Common Shareholders” means any Common Shareholder who would be excluded from voting as part of the minority in any Subsequent Acquisition Transaction relating to the Common Shares pursuant to Part 8 of MI 61-101;

“Interested Directors” means those members of the Company Board or the Prefco Board, as applicable, who have declared an interest in, and refrained from voting in respect of, the transactions contemplated by the Offer;

“Interested Parties” has the meaning ascribed thereto in Section 15 of the Circular, “Valuation and Fairness Opinions”;

“Interim MD&A” has the meaning ascribed thereto in Section 32 of the Circular, “Documents Incorporated by Reference”;

“Island Tel” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form in the applicable form accompanying the Offer and Circular;

“Lock-Up Agreements” means the lock-up agreements dated July 23, 2014 between the Offeror and the Locked-Up Shareholders pursuant to which, among other things, the Locked-Up Shareholders have agreed to tender their Common Shares to the Offer in accordance with the terms of the Offer;

“Locked-Up Shareholders” means the following directors and executive officers of the Company: Frederick Crooks, Robert Dexter, Charles Hartlen, Glen LeBlanc, Rod MacGregor, Dan McKeen, Edward Reevey, Karen Sheriff and Louis Tanguay;

“Major Commercial Agreements” has the meaning ascribed thereto in the Securityholders’ Agreement;

“Material Adverse Effect” when used in connection with the Offeror or the Company, means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise), financial condition of the Offeror and its Subsidiaries, or the Company and its Subsidiaries, as applicable, in each case taken as a whole, other than changes, effects, events, occurrences or states of fact consisting of, resulting from or arising in connection with:

(a)	the public announcement of the Offer or the transactions contemplated by the Offer or the performance of any obligations hereunder, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners;

(b)	the failure of such Party (or, in the case of the Company, the Company or Bell Aliant GP), in and of itself, to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or other financial measures (it being understood that the causes underlying such event may, unless otherwise excluded in this definition, be taken into account in determining whether a Material Adverse Effect has occurred);

(c)	any changes, or announcement of a change in, the credit rating of such Party or a Subsidiary of such Party or any of its securities (it being understood that the causes underlying such event may, unless otherwise excluded in this definition, be taken into account in determining whether a Material Adverse Effect has occurred);

(d)	general economic, financial, currency exchange or securities market conditions in Canada or the United States;

(e)	changes generally affecting the telecommunications industry in Canada or the United States;

(f)	any change in applicable Law, regulations or IFRS;

(g)	any natural disaster;

(h)	any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or

(i)	any change in the market price or trading volume of any securities of such Party (it being understood that the causes underlying such change in market price may, unless otherwise excluded by paragraphs (a) through (f), be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of such Party trade;

except, in the case of paragraphs (d) through (f), to the extent any such change, effect, event, occurrences or state of fact has had a materially disproportionate effect on such Party and its Subsidiaries taken as a whole compared to other comparable Persons of similar size operating in the telecommunications industry in Canada;

“Material Contract” means any Contract, other than a Contract with the Offeror or any of its Affiliates, to which the Company and/or any one or more of its Subsidiaries is a party or by which the Company and/or or any or more of its Subsidiaries is bound or to which any of its assets is subject: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on the Company and/or one or more of its Subsidiaries; (b) relating to indebtedness for borrowed money, reimbursement obligations in respect of letters of credit or bankers’ acceptances or hedging obligations in excess of $25,000,000; (c) under which the Company and/or any one or more of its Subsidiaries is obligated to make or expects to receive payments in excess of $25,000,000 over the remaining term; (d) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or other revenue-sharing arrangements in which the interest of the Company and/or any one or more of its Subsidiaries has a fair market value that exceeds $25,000,000; (e) that creates an exclusive dealing arrangement or right of first offer or refusal with respect to any material asset of the Company and/or any one or more of its Subsidiaries; (f) providing for the purchase, sale or exchange, or option to purchase, sell or exchange, of any asset where the purchase or sale price or agreed value or fair market value of such asset exceeds $25,000,000; (g) that limits or restricts in any material respect (i) the ability of the Company or any one or more of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (ii) the scope of Persons to whom the Company or any one or more of its Subsidiaries may sell products or deliver services; or (h) that is otherwise material and made outside of the Ordinary Course;

“Medicare Tax” has the meaning ascribed thereto in Section 26 of the Circular, “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations Related to Participation in the Offer – Tax Consequences for U.S. Holders – Medicare Tax”;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“MT&T” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“NewTel” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto in Section 26 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“NYSE” means the New York Stock Exchange;

“Offer” has the meaning ascribed thereto on the cover pages to the Offer and Circular;

“Offer Deadline” means August 25, 2014;

“Offers” means the Offer and the Preferred Share Exchange Offer;

“Offeror” means BCE Inc.;

“Offeror Board” means the board of directors of the Offeror;

“Offeror Class B Shares” means the class B shares in the capital of the Offeror;

“Offeror Common Shares” means the common shares in the capital of the Offeror;

“Offeror First Preferred Shares” means the first preferred shares issuable in series in the capital of the Offeror;

“Offeror Second Preferred Shares” means the second preferred shares issuable in series in the capital of the Offeror;

“Offeror Preferred Shares” means the Offeror Series AM Preferred Shares, the Offeror Series AO Preferred Shares and the Offeror Series AQ Preferred Shares;

“Offeror Series AM Preferred Shares” means the cumulative redeemable first preferred shares, series AM to be designated in the capital of the Offeror;

“Offeror Series AO Preferred Shares” means the cumulative redeemable first preferred shares, series AO to be designated in the capital of the Offeror;

“Offeror Series AQ Preferred Shares” means cumulative redeemable first preferred shares, series AQ to be designated in the capital of the Offeror;

“Offeror’s Notice” has the meaning ascribed thereto in Section 24 of the Circular, “Acquisition of Common Share Not Deposited Under the Offer”;

“Ordinary Course” means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is taken in the ordinary course of the normal operations of the Company or such Subsidiary;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Outside Date” means December 31, 2014, subject to the right of either the Company or the Offeror to postpone the Outside Date on no more than two occasions by a period of 30 days each time if (a) any of the Required Regulatory Approvals has not been obtained, or (b) an action, suit or proceeding shall have been taken, commenced or threatened before or by any Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or sale to the Offeror of the Common Shares or the rights of the Offeror to own or exercise full rights of ownership of the Common Shares, to complete a Compulsory Acquisition or Subsequent Acquisition Transaction in respect of the Offer or which would have such an effect and the Party electing to postpone the Outside Date, if that Party is a party to such action, suit or proceeding, is diligently contesting it;

“Parties” means the Offeror, the Company and Prefco; and “Party” means any one of them;

“Permitted Common Share Dividend” means a dividend in an amount per Common Share equal to the product of (a) the amount, if any, of the cash dividend payable to holders of Offeror Common Shares with a record date on or about December 15, 2014, multiplied by (b) 0.4778;

“Permitted Preferred Share Dividend” means the quarterly cash dividends payable to Preferred Shareholders on the last business day of March, June, September and December in each year in accordance with Prefco’s articles;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in Section 26 of the Circular, “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations Related to Participation in the Offer – Tax Consequences for U.S. Holders – Exchange of Common Shares”;

“Predecessor Entity Holders” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“Predecessor Entity Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal and Election Form”;

“Prefco” means Bell Aliant Preferred Equity Inc.;

“Prefco Board” means the board of directors of Prefco;

“Prefco Change of Recommendation” means if the Prefco Board or the Prefco Special Committee withdraws, modifies, changes, or qualifies (or resolves to do so) its approval or recommendation of the Preferred Share Exchange Offer in a manner adverse to the Offeror, or fails to publicly recommend or reaffirm its approval or recommendation of the Preferred Share Exchange Offer within two (2) Business Days of any written request by the Offeror (or, in the event that the Preferred Share Exchange Offer shall be scheduled to expire within such two (2) Business Day period, prior to such scheduled expiry), or makes a public statement inconsistent with its approval or recommendation of the Preferred Share Exchange Offer;

“Prefco Series A Preferred Shares” means the cumulative 5-year rate reset preferred shares, Series A in the capital of Prefco;

“Prefco Series C Preferred Shares” means the cumulative 5-year rate reset preferred shares, Series C in the capital of Prefco;

“Prefco Series E Preferred Shares” means the cumulative 5-year rate reset preferred shares, Series E in the capital of Prefco;

“Prefco Special Committee” means the special committee of the Prefco Board formed to consider the Preferred Share Exchange Offer;

“Preferred Share Agreements” means (a) the guarantee indentures dated as of March 15, 2011 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Prefco Series A Preferred Shares and the cumulative 5-year rate reset preferred shares, Series B in the capital of Prefco, (b) the guarantee indentures dated as of December 7, 2011 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Prefco Series C Preferred Shares and the cumulative 5-year rate reset preferred shares, Series D in the capital of Prefco, (c) the guarantee indentures dated as of February 14, 2013 among Bell Aliant GP, Prefco and CIBC Mellon Trust Company with respect to the Prefco Series E Preferred Shares and the cumulative 5-year rate reset preferred shares, Series F in the capital of Prefco, and (d) the Nomination and Appointment Agreement dated March 15, 2011 between the Company and Prefco;

“Preferred Shareholders” means the holders of Preferred Shares;

“Preferred Shares” means, collectively, the Prefco Series A Preferred Shares, the Prefco Series C Preferred Shares and the Prefco Series E Preferred Shares;

“Preferred Share Exchange Offer” means the offer to be made, subject to the terms and conditions of the Support Agreement, by the Offeror to exchange all of the outstanding Preferred Shares for newly issued preferred shares of the Offeror, with financial terms and conditions the same as those attached to the Preferred Shares, such offer to be treated, as provided herein, for all intents and purposes as a formal take-over bid under applicable Securities Laws;

“Preferred Share Exchange Offer Expiry Time” means 5:00 p.m. (Eastern Time) on September 19, 2014 unless the Preferred Share Exchange Offer is extended or withdrawn by the Offeror;

“Proposal” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“Pro-Rated Cash Amount” has the meaning ascribed thereto in Section 12 of the Offer, “Pro-Rationing Under the Offer”;

“Pro-Rated Share Amount” has the meaning ascribed thereto in Section 12 of the Offer, “Pro-Rationing Under the Offer”;

“Pro-Ration Common Shares” has the meaning ascribed thereto in Section 12 of the Offer, “Pro-Rationing Under the Offer”;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Registration Statement” has the meaning ascribed thereto in Section 30 of the Circular, “Documents Filed with the SEC as part of the Registration Statement”;

“Required Regulatory Approvals” means (i) the Competition Act Clearance, (ii) the approval of the TSX and NYSE to list the Offeror Common Shares, and for purposes of the Preferred Share Exchange Offer, the approval of the TSX to list the Offeror Preferred Shares, and (iii) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that the Offeror, acting reasonably, determines are required in connection with the commencement of the Offer or the consummation of the Offer;

“Resident Holder” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RBC Capital Markets” means RBC Dominion Securities Inc.;

“RRIFs” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“RRSPs” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“Scotia” has the meaning ascribed thereto in Section 4 of the Circular, “Reasons to Accept the Offer;

“Scotia Fairness Opinion” the opinion of Scotia dated July 22, 2014 to the effect that, subject to the assumptions, limitations and qualifications contained therein, the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares (other than the Offeror and its Affiliates);

“SEC” has the meaning ascribed thereto on page (i), “Notice to Common Shareholders in the United States”;

“Securities Act” means the Securities Act (Ontario);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including U.S. securities laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“Securityholders’ Agreement” has the meaning ascribed thereto in Section 21 of the Circular, “Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates – Securityholders’ Agreement”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Share Alternative” has the meaning ascribed thereto on the cover pages to the Offer and Circular;

“Share Electing Common Shareholders” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 24 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”;

“Subsidiary” means, in respect of a Person, a Person that is controlled directly or indirectly by that Person, and includes a Subsidiary of a Subsidiary. For the purposes of the Summary, Offer and the Circular, a Person (the first Person) is deemed to control another Person (the second Person) if:

(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction (including, without limitation, by way of agreement or arrangement) over securities of the second Person carrying votes which, if exercised, taking into account any rights of the first Person under such agreement or arrangement, as applicable, would entitle the first Person to elect or direct or cause the election of a majority of the directors or trustees, as applicable, of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

and for greater certainty a Person (the first Person) who controls another Person (the second Person) also controls all Persons that the second Person controls.

Notwithstanding the foregoing, for purposes of the Summary, Offer and Circular, (a) each of Bell Aliant GP, Bell Aliant LP, Prefco and their respective Subsidiaries shall, in each case for so long as the Company has any direct or indirect debt or equity interest therein or unless otherwise agreed in writing by the Offeror, Bell Canada and a majority of the directors of the Company who are Independent (as such term is defined in the Securityholders’ Agreement), be respectively deemed for the purposes of the Summary, Offer and Circular, to be Subsidiaries and Affiliates of the Company and not of the Offeror or Bell Canada, and (b) the Company shall be deemed for the purposes of the Summary, Offer and Circular to not be a Subsidiary or Affiliate of the Offeror or Bell Canada;

“Sullivan & Cromwell” means Sullivan & Cromwell LLP;

“Support Agreement” means the support agreement dated July 23, 2014 between the Offeror, the Company and Prefco, pursuant to which, among other things, the Company agreed to support the Offer and Prefco agreed to support the Preferred Share Exchange Offer;

“Take-Up Date” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Take-Up Date Pro-Ration Cash Portion” has the meaning ascribed thereto in Section 12 of the Offer, “Pro-Rationing Under the Offer”;

“Take-Up Date Pro-Ration Share Portion” has the meaning ascribed thereto in Section 12 of the Offer, “Pro-Rationing Under the Offer”;

“taxable capital gain” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“Tax Act” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Election” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Consideration – Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Exchange of Common Shares for Offeror Common Shares only or a Combination of Offeror Common Shares and Cash – Tax Election”;

“Tax Proposals” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Instruction Letter” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Disposition of Common Shares pursuant to the Offer – Exchange of Common Shares for Offeror Common Shares only or a Combination of Offeror Common Shares and Cash – Tax Election”;

“TFSAs” has the meaning ascribed thereto in Section 25 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“TSX” means the Toronto Stock Exchange;

“U.S. Holder” has the meaning ascribed thereto in Section 26 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“Valuation” means the formal valuation of the Common Shares dated July 22, 2014 prepared by Barclays as required by MI 61-101.

ANNEX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of (a) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by BCE Inc. and its Affiliates) under the Common Share Offer and (b) the proposed acquisition of all outstanding Common Shares (other than Common Shares held by BCE Inc. and its Affiliates) under the Common Share Offer and the proposed acquisition of all outstanding Preferred Shares under the Preferred Share Exchange Offer. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of BCE Inc. incorporated by reference in the Common Share Offer and the Preferred Share Exchange Offer (the “Offers”). The unaudited pro forma consolidated statement of financial position gives effect to the Offers as if they had occurred on June 30, 2014. The unaudited pro forma consolidated income statements for the six months ended June 30, 2014 and the twelve months ended December 31, 2013 give effect to the Offers as if they had occurred on January 1, 2013. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain of BCE Inc.’s, the Company’s and Prefco’s respective financial statements as more particularly described in the notes. In preparing these pro forma consolidated financial statements, management of BCE Inc. has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of BCE Inc. Actual amounts recorded upon consummation of the transactions contemplated by the Offers will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offers have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

BCE Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2014

(in millions of Canadian dollars)	Reported	Pro forma adjustments – Common Share Offer (Note 1)		As adjusted after giving effect to the Common Share Offer	Pro forma adjustments – Preferred Share Exchange Offer (Note 1)		As adjusted after giving effect to the Common Share Offer and the Preferred Share Exchange Offer
ASSETS
Current assets
Cash	125	(27)	a	98	—		98
Cash equivalents	25	—		25	—		25
Trade and other receivables	2,860	—		2,860	—		2,860
Inventory	384	—		384	—		384
Prepaid expenses	541	—		541	—		541
Assets held for sale	195	—		195	—		195
Other current assets	131	—		131	—		131

Total current assets	4,261	(27)		4,234	—		4,234

Non-current assets
Property, plant and equipment	20,911	—		20,911	—		20,911
Intangible assets	10,019	—		10,019	—		10,019
Deferred tax assets	218	—		218	—		218
Investments in associates and joint ventures	771	—		771	—		771
Other non-current assets	679	—		679	—		679
Goodwill	8,364	—		8,364	—		8,364

Total non-current assets	40,962	—		40,962	—		40,962

Total assets	45,223	(27)		45,196	—		45,196

LIABILITIES
Current liabilities
Trade payables and other liabilities	3,798	—		3,798	—		3,798
Interest payable	137	—		137	—		137
Dividends payable	556	—		556	—		556
Current tax liabilities	268	—		268	—		268
Debt due within one year	2,736	—		2,736	—		2,736

Total current liabilities	7,495	—		7,495	—		7,495

Non-current liabilities
Long-term debt	16,150	996	a,b	17,146	—		17,146
Deferred tax liabilities	1,106	—		1,106	—		1,106
Post-employment benefit obligations	3,241	—		3,241	—		3,241
Other non-current liabilities	1,480	—		1,480	—		1,480

Total non-current liabilities	21,977	996		22,973	—		22,973

Total liabilities	29,472	996		30,468	—		30,468

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	—		3,395	611	a,d	4,006
Common shares	13,726	2,963	a	16,689	—		16,689
Contributed surplus	2,614	(1,499)	a,c	1,115	—		1,115
Accumulated other comprehensive loss	(2)	—		(2)	—		(2)
Deficit	(5,146)	(2,209)	a,c	(7,355)	7	d	(7,348)

Total equity attributable to BCE shareholders	14,587	(745)		13,842	618		14,460
Non-controlling interest	1,164	(278)	a,c	886	(618)	a,d	268

Total equity	15,751	(1,023)		14,728	—		14,728

Total liabilities and equity	45,223	(27)		45,196	—		45,196

BCE Inc.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2014

(in millions of Canadian dollars, except share amounts)	Reported	Pro forma adjustments – Common Share Offer (Note 1)		As adjusted after giving effect to the Common Share Offer	Pro forma adjustments – Preferred Share Exchange Offer (Note 1)		As adjusted after giving effect to the Common Share Offer and the Preferred Share Exchange Offer
Operating revenues	10,319	—		10,319	—		10,319
Operating costs	(6,153)	—		(6,153)	—		(6,153)
Severance, acquisition and other costs	(92)	—		(92)	—		(92)
Depreciation	(1,407)	—		(1,407)	—		(1,407)
Amortization	(338)	—		(338)	—		(338)
Finance costs
Interest expense	(464)	(19)	e	(483)	—		(483)
Interest on post-employment benefit obligations	(51)	—		(51)	—		(51)
Other income	74	—		74	—		74
Income taxes	(467)	5	f	(462)	—		(462)

Net earnings	1,421	(14)		1,407	—		1,407

Net earnings attributable to:
Common shareholders	1,221	78	g	1,299	—		1,299
Preferred shareholders	66	—		66	14	i	80
Non-controlling interest	134	(92)	h	42	(14)	i	28

Net earnings	1,421	(14)		1,407	—		1,407

Net earnings per common share – basic and diluted	1.57	(0.02)	j	1.55	—		1.55
Average number of common shares outstanding – basic (millions)	777.1	60.9	j	838.0	—		838.0

BCE Inc.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the twelve months ended December 31, 2013

(in millions of Canadian dollars, except share amounts)	Reported	Pro forma adjustments – Common Share Offer (Note 1)		As adjusted after giving effect to the Common Share Offer	Pro forma adjustments – Preferred Share Exchange Offer (Note 1)		As adjusted after giving effect to the Common Share Offer and the Preferred Share Exchange Offer
Operating revenues	20,400	—		20,400	—		20,400
Operating costs	(12,311)	—		(12,311)	—		(12,311)
Severance, acquisition and other costs	(406)	—		(406)	—		(406)
Depreciation	(2,734)	—		(2,734)	—		(2,734)
Amortization	(646)	—		(646)	—		(646)
Finance costs
Interest expense	(931)	(38)	e	(969)	—		(969)
Interest on post-employment benefit obligations	(150)	—		(150)	—		(150)
Other expense	(6)	—		(6)	—		(6)
Income taxes	(828)	10	f	(818)	—		(818)

Net earnings	2,388	(28)		2,360	—		2,360

Net earnings attributable to:
Common shareholders	1,975	168	g	2,143	—		2,143
Preferred shareholders	131	—		131	28	i	159
Non-controlling interest	282	(196)	h	86	(28)	i	58

Net earnings	2,388	(28)		2,360	—		2,360

Net earnings per common share
Basic	2.55	0.01	j	2.56	—		2.56
Diluted	2.54	0.02	j	2.56	—		2.56
Average number of common shares outstanding – basic (millions)	775.8	60.9	j	836.7	—		836.7

NOTE 1 | PRO FORMA ADJUSTMENTS

a)	The following pro forma information presents the assumptions and adjustments included in the unaudited pro forma consolidated financial statements to illustrate the estimated effects of the Cash and Share Alternative under the Common Share Offer. For the purpose of the unaudited pro forma consolidated statement of financial position, the Offers and pro forma adjustments have been assumed to have occurred on June 30, 2014. For purposes of the unaudited pro forma consolidated income statements, the Offers and adjustments have been assumed to have occurred on January 1, 2013. As BCE Inc. already consolidates the financial results of Bell Aliant Inc., the Offers have been accounted for as equity transactions as outlined below.

		Note 1
Common Share Offer
Offer to purchase 127,457,769 Bell Aliant Inc. common share for $31.00(1) per share	3,951
Transaction fees	35
Preferred Share Exchange Offer		(d)
Series A	264
Series C	118
Series E	229

Total	4,597

Consideration
Issuance of 60.9 million BCE Inc. common shares assuming a share price of $48.66(1) per share	2,963
Issuance of Bell Canada MTN debentures (net of debt issuance costs)	996	(b)
Conversion of Bell Aliant Preferred Equity Inc. preferred shares into BCE Inc. preferred shares	611	(d)
Cash on hand	27

Total	4,597

Allocated to:
Carrying value of Bell Aliant Inc. non-controlling interest	896
Contributed surplus	1,499
Deficit	2,202

(1)	Based upon the volume weighted average price of BCE Inc. common shares for the ten trading days ending on July 22, 2014 of $48.66, the consideration offered pursuant to the Offer has a value of $31.00 per Bell Aliant Inc. Common Share.

b)	Represents the assumed issuance of $1 billion of 10 year, 3.75% MTN debentures by Bell Canada, net of $4 million of debt issuance costs. The debt issuance costs are accounted for at amortized cost using the effective interest method.

c)	As described in (a) of this note, the Offers have been accounted for as an equity transaction. Accordingly, the pro forma adjustments include:

i.	A decrease in contributed surplus of $1,499 million to remove amounts previously recorded to contributed surplus attributable to minority common shareholders of Bell Aliant Inc.;

ii.	An increase in the deficit of $2,202 million to reflect the Offers as described in (a) of this note;

iii.	A decrease in non-controlling interest of $278 million to remove the carrying value of the non-controlling interest in Bell Aliant Inc. as at June 30, 2014;

iv.	A decrease in non-controlling interest of $618 million to reflect the Preferred Share Exchange Offer as described in (d) of this note.

d)	Represents the pro forma adjustment to increase BCE Inc.’s preferred shares outstanding to reflect the proposed exchange of all outstanding preferred shares of Bell Aliant Preferred Equity Inc. under the Preferred Share Exchange Offer, which is accounted for at fair value. The details for the exchange of Bell Aliant Preferred Equity Inc. preferred shares for BCE Inc. preferred shares are outlined below.

Bell Aliant Preferred Equity Inc. Series	Exchanged for BCE Inc. Series	Annual Dividend rate	# of shares	Bell Aliant Preferred Equity Inc. Carrying value	Bell Aliant Preferred Equity Inc. fair value(1)
Series A	Series AM	4.85%	11,500,000	$282	$264
Series C	Series AO	4.55%	4,600,000	$113	$118
Series E	Series AQ	4.25%	9,200,000	$223	$229

Total				$618	$611

(1)	Based upon the volume weighed average price of Bell Aliant Preferred Equity Inc. preferred shares for the three trading days ending on August 1, 2014.

e)	Represents the increase in interest expense, including amortization of debt issuance costs, as a result of the issuance of new debt as described in (b) of this note. The pro forma adjustments amount to an increase in interest expense of $19 million for the six months ended June 30, 2014 and $38 million for the twelve months ended December 31, 2013.

f)	Represents the decrease in income tax expense using our statutory tax rate of 26.6% as a result of the pro forma adjustment made in (e) of this note. The pro forma adjustment amounts to $5 million for the six-month period ended June 30, 2014 and $10 million for the twelve months ended December 31, 2013.

g)	Represents the increase in net earnings attributable to common shareholders upon completion of the Common Share Offer. The pro forma adjustments amount to $78 million for the six months ended June 30, 2014 and $168 million for the twelve months ended December 31, 2013. Included in the increase is:

i.	An increase of $92 million for the six months ended June 30, 2014 and an increase of $196 million for the twelve months ended December 31, 2013 as a result of the decrease in net earnings attributable to non-controlling interest upon completion of the Common Share Offer;

Partly offset by:

ii.	A decrease of $14 million for the six months ended June 30, 2014 and a decrease of $28 million for the twelve months ended December 31, 2013 as a result of higher interest expense and lower tax expense as described in (e) and (f) of this note, respectively.

h)	Represents the decrease in net earnings attributable to non-controlling interest as a result of the completion of the Common Share Offer. The pro forma adjustment amounts to a decrease of $92 million for the six months ended June 30, 2014 and a decrease of $196 million for the twelve months ended December 31, 2013.

i)	Represents the decrease in net earnings attributable to non-controlling interest and the increase of dividends owed on BCE Inc.’s preferred shares outstanding to reflect the Preferred Share Exchange Offer as described in (d) of this note. The pro forma adjustment amounts to $14 million for the six months ended June 30, 2014 and $28 million for the year ended December 31, 2013.

j)	The pro forma basic and diluted earnings per share have been calculated on the assumption that the 60.9 million BCE Inc. common shares issued pursuant to the Common Share Offer were issued and outstanding on the first day of the respective periods.

	Issued and outstanding BCE Inc. common shares
	Six months ended June 30, 2014	Twelve months ended Dec. 31, 2013
Weighted average number of BCE Inc. shares	777.1	775.8
BCE Inc. shares issued to Bell Aliant Inc. shareholders under the Common Share Offer	60.9	60.9

BCE Inc. shares after Common Share Offer – basic	838.0	836.7
Assumed exercise of stock options	0.8	0.6

BCE Inc. shares after Common Share Offer – diluted	838.8	837.3
Pro forma net earnings attributable to common shareholders	1,299	2,143
Pro forma basic earnings per share	1.55	2.56
Pro forma diluted earnings per share	1.55	2.56

The Depositary for the Offer is:

CST Trust Company

By Mail

P. O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

Canada

Attention: Corporate Actions

By Registered Mail, Hand or by Courier	By Hand

B1 Level 320 Bay Street Toronto, ON M5H 4A6 Canada Attention: Corporate Actions	1660 Hollis Street Suite 406 Halifax, NS B3J 1V7 Canada

Toll Free: 1-866-271-6893

International: 1-416-682-3860

E-mail: inquiries@canstockta.com

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll Free Phone:

1-866-822-1244

Banks, Brokers and collect calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

The Registrant (“the Corporation” or “BCE”) was incorporated in 1970 and was continued under the Canada Business Corporations Act (the “CBCA”) in 1979.

The directors of the Corporation adopted on May 27, 2003 a resolution providing as follows:

Section 8 — INDEMNIFICATION OF DIRECTORS AND OFFICERS AND OTHER INDIVIDUALS —

Subject to the limitations contained in the CBCA but without limit to the right of the Corporation to indemnify any person under the CBCA or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if (a) such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual’s conduct was lawful. The Corporation shall advance moneys to the Director, Officer or other individual for the costs, charges and expenses of a proceeding referred to herein provided that the individual shall repay the moneys if the individual does not fulfill the conditions of subsection 124(3) of the CBCA.

This resolution represents, in general terms, the extent to which directors and officers may be indemnified by the Corporation under the CBCA, the governing Act to which the Corporation is subject. Except in the case of an action taken by the Corporation or of a derivative action taken by a shareholder on behalf of the Corporation, as provided below, the CBCA provides that a director or officer may be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the director or officer is involved because of that association with the Corporation if (i) such individual acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that the individual’s conduct was lawful. The right of indemnification is more limited where directors or officers are sued by the Corporation or on its behalf by a shareholder. In those cases, the Corporation may, with the approval of a court, indemnify directors and officers against all costs, charges and expenses reasonably incurred by the individual in connection with such action, but not the amount of the judgment or settlement of an action, provided the individual fulfills the conditions of (i) and (ii) above. A director or officer must be indemnified for costs, charges and expenses if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such director or officer ought to have done and fulfils the conditions of (i) and (ii) above. The Corporation may advance moneys to a director or officer for the costs, charges and expenses referred to above, provided that such director or officer shall repay the moneys if the individual does not fulfil the conditions of (i) and (ii) above.

The directors and officers of the Corporation are covered by a directors’ and officers’ liability insurance policy indemnifying, subject to its terms and conditions, against certain civil liabilities which might be incurred by them in such capacities.

In addition, each director and certain officers have entered into indemnification agreements with the Corporation generally providing for indemnification of such person for liabilities incurred in connection with his or her service as a director or officer and obliging the Corporation to maintain liability insurance to support their indemnification obligations under such agreement.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1	Letter of Transmittal and Election Form.

1.2	Notice of Guaranteed Delivery.

1.3	Barclays Capital Canada Inc. Valuation and Fairness Opinion, dated July 22, 2014.

1.4	Scotia Capital Inc. Fairness Opinion, dated July 22, 2014.

2.1	Support Agreement between the Registrant, Bell Aliant, and Bell Aliant Preferred Equity Inc. dated July 23, 2014.

2.2	Lock-up Agreement between BCE and Fred Crooks, dated July 23, 2014.

2.3	Lock-up Agreement between BCE and Robert Dexter, dated July 23, 2014.

2.4	Lock-up Agreement between BCE and Charles Hartlen, dated July 23, 2014.

2.5	Lock-up Agreement between BCE and Glen LeBlanc, dated July 23, 2014.

2.6	Lock-up Agreement between BCE and Rod MacGregor, dated July 23, 2014.

2.7	Lock-up Agreement between BCE and Dan McKeen, dated July 23, 2014.

2.8	Lock-up Agreement between BCE and Edward Reevey, dated July 23, 2014.

2.9	Lock-up Agreement between BCE and Karen Sheriff, dated July 23, 2014.

2.10	Lock-up Agreement between BCE and Louis Tanguay, dated July 23, 2014.

3.1

The audited consolidated financial statements of BCE for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof (incorporated by reference to Exhibit 99.2 to BCE’s Form 40-F filed with the Commission on March 12, 2014 (the “Form 40-F”)).

3.2	Management’s discussion and analysis of financial condition and results of operation of BCE for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 of the Form 40-F).

3.3	Annual Information Form of BCE dated March 6, 2014 for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.1 of the Form 40-F).

3.4

The notice of annual meeting and management proxy circular of BCE dated March 6, 2014, in connection with the annual meeting of BCE’s shareholders held on May 6, 2014 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on March 25, 2014).

3.5

The unaudited consolidated interim financial statements of BCE for the six months ended June 30, 2014 and 2013 and notes related thereto (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

3.6

Management’s discussion and analysis of financial condition and results of operation of BCE for the six months ended June 30, 2014 and 2013 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

4.1	Consent of Goodmans LLP

4.2	Consent of Barclays Capital Canada Inc.

4.3	Consent of Scotia Capital Inc.

4.4	Consent of Deloitte LLP

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Québec, Canada, on this 14th day of August, 2014.

BCE Inc.

By:	/s/ George A. Cope
George A. Cope President and Chief Executive Officer

POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Siim A. Vanaselja, Mirko Bibic, Michel Lalande and Paul Stinis as the undersigned’s true and lawful attorney-in-fact and agents, each acting alone, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto, and other documents in connection therewith to this registration statement and any related registration statements necessary to register additional securities and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

President and Chief Executive Officer, and Director, BCE Inc. (Principal Executive Officer)
/s/ George A. Cope
George A. Cope
August 14, 2014

Executive Vice-President and Chief Financial Officer, BCE Inc. (Principal Financial Officer)
/s/ Siim A. Vanaselja
Siim A. Vanaselja
August 14, 2014

Senior Vice-President and Controller, BCE Inc. (Principal Accounting Officer)
/s/ Thierry Chaumont
Thierry Chaumont
August 14, 2014

/s/ Thomas C. O’Neill	Chairman and Director
Thomas C. O’Neill August 14, 2014

/s/ Barry K. Allen	Director
Barry K. Allen August 14, 2014

/s/ Ronald A. Brenneman	Director
Ronald A. Brenneman August 14, 2014

/s/ Sophie Brochu	Director
Sophie Brochu August 14, 2014

/s/ Robert E. Brown	Director
Robert E. Brown August 14, 2014

/s/ David F. Denison	Director
David F. Denison August 14, 2014

/s/ Ian Greenberg	Director
Ian Greenberg August 14, 2014

/s/ Robert C. Simmonds	Director
Robert C. Simmonds August 14, 2014

/s/ Carole Taylor	Director
Carole Taylor August 14, 2014

/s/ Paul R. Weiss	Director
Paul R. Weiss August 14, 2014

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of BCE Inc. in the United States, in the City of Newark, State of Delaware on this 14th day of August, 2014.

Puglisi & Associates		Authorized Representative
in the United States
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director